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STARENT NETWORKS, CORP. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
TABLE OF CONTENTS 2

Filed Pursuant to Rule 424(b)(4)
Reg. No. 333-146717

8,000,000 Shares

Starent Networks, Corp.

Common Stock

          Starent Networks is offering 3,880,000 of the shares to be sold in the offering. The selling stockholders identified in this prospectus, including our president and chief executive officer, are offering an additional 4,120,000 shares. Starent Networks will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

          Our common stock is listed on the Nasdaq Global Market under the symbol "STAR." The last reported sale price of our common stock on October 31, 2007 was $24.78 per share.

          See "Risk Factors" on page 7 to read about factors you should consider before buying shares of common stock.

          Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Public offering price	$24.00	$192,000,000
Underwriting discount	$1.14	$9,120,000
Proceeds, before expenses, to Starent Networks	$22.86	$88,696,800
Proceeds, before expenses, to the selling stockholders	$22.86	$94,183,200

          To the extent that the underwriters sell more than 8,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,200,000 shares from Starent Networks at the public offering price less the underwriting discount.

          The underwriters expect to deliver the shares against payment in New York, New York on November 6, 2007.

Goldman, Sachs & Co.	Lehman Brothers
JPMorgan	Thomas Weisel Partners LLC

Prospectus dated October 31, 2007.

PROSPECTUS SUMMARY

          This summary highlights information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information appearing in this prospectus, including our consolidated financial statements and related notes, and the risk factors beginning on page 7, before deciding whether to purchase shares of our common stock. Unless the context otherwise requires, we use the terms "Starent," "Starent Networks," "our company," "we," "us" and "our" in this prospectus to refer to Starent Networks, Corp. and its subsidiaries.

Starent Networks

Overview

          Starent Networks is a leading provider of infrastructure hardware and software products and services that enable mobile operators to deliver multimedia services to their subscribers. We have created hardware and software products that provide network functions and services, including access from a wide range of radio networks to the operator's packet core network. A packet core network splits traffic into multiple pieces of data, or packets, that are routed over an Internet Protocol, or IP, network and enables mobile operators to deliver multimedia services. Our products and services also provide management of subscriber sessions moving between networks and application of billing and other session policies. Our products and services provide high performance and system intelligence by combining significant computing power, memory and traffic handling capabilities with a flexible, high availability operating system and other proprietary software. Our products integrate multiple network functions and services needed for the delivery of advanced multimedia services, such as video, Internet access, voice-over-IP, e-mail, mobile TV, photo sharing and gaming.

          Mobile operators are aggressively deploying next-generation wireless networks, such as third generation, or 3G, networks, that are capable of delivering high quality, mobile multimedia services to subscribers. In deploying these new networks, mobile operators are seeking packet core network hardware and software that can deliver multimedia services with high performance and simplicity and provide high reliability. We have developed our multimedia core network platforms and our proprietary software specifically to address the needs of packet-based mobile networks. Our multimedia core network platforms consist of the ST16, which has been deployed since 2003, and our recently introduced ST40, which became generally available in the third quarter of 2007.

          We sell our hardware and software products to leading mobile operators around the world both directly and through OEMs, system integrators and distributors. We believe the deployment of our products by over 60 mobile operators in 25 countries—including many of the world's largest mobile operators—makes Starent Networks a leading provider of infrastructure products and services that enable mobile operators to deliver multimedia services to their subscribers. We became profitable in 2005, and in 2006 our revenues were $94.4 million and our net income was $3.6 million, including interest income of $2.3 million. For the six months ended June 30, 2007, our revenues were $58.5 million and our net income was $5.7 million, including interest income of $1.6 million. As of June 30, 2007, we had an accumulated deficit of $99.8 million.

Industry Background

          Mobile operators have been aggressively upgrading their networks for a variety of reasons, including in large part due to increasing mobile subscriber demand for a wide range of multimedia services. Several factors are accelerating the growth of data-rich multimedia traffic on mobile wireless networks, including continued growth in the number of mobile subscribers worldwide, an increasingly mobile and interconnected society in which information is accessible and communications are available all the time regardless of location, and a proliferation of mobile devices designed for multimedia services.

          In order to deliver a high-quality subscriber experience in this multimedia environment, mobile operators require infrastructure hardware and software products that are able to identify and manage individual communications sessions, handle significant traffic and integrate services. The hardware and software must also allow mobile operators to simplify and easily upgrade their networks, deliver quality of service, reliability and availability and support multiple radio access technologies.

          Historically, mobile operators seeking to address these challenges have been required to retrofit network infrastructure hardware and software originally designed for wireline networks. These products utilizing repurposed network switches, routers and off-the-shelf enterprise servers are unable to sufficiently satisfy the needs of mobile operators to deliver efficient and reliable multimedia services. While routers and network switches are capable of forwarding packets of information, they lack the integrated processing power, memory and software needed to examine individual packets and apply defined business policies and subscriber services to them. To address these shortcomings, mobile operators typically connect repurposed switches and routers with numerous enterprise servers in multi-element configurations. These repurposed products offer limited intelligence about subscriber sessions, can result in limited network performance and reliability and can be costly to operate and upgrade.

Our Products and Services

          Our hardware and software products provide six key, integrated capabilities that create enhanced revenue opportunities and facilitate reduced costs for mobile operators:

  •
  Intelligence to shape the subscriber experience.  Our products and services combine custom software with significant processing power and memory to conduct a detailed inspection of each subscriber session and to associate that session with a subscriber need, operator service requirement or operator business policy.

  •
  High performance.  Our products are capable of handling increasing amounts of network traffic to support a large number of subscribers on one platform and provide high bandwidth and data processing rates for improved traffic capacity and flow. In addition, our products provide high call transaction rates, which enhance the ability of our products to handle increasing amounts of network traffic, reduce unwanted delays in network traffic and allow the subscriber to have quick access to network services.

  •
  Simple and flexible network architecture.  Our products allow mobile operators to integrate a number of network functions and enhanced services into a single hardware platform. In addition to providing network functions such as access, management of subscriber sessions moving between networks and application of billing and other session policies, our platforms are also capable of integrating advanced services that are typically deployed out of line from the session stream elsewhere in the network, such as enhanced charging and billing, firewall protection, security and content filtering.

  •
  Reliability and redundancy.  Our system architecture provides a high level of resiliency and protects the subscriber's experience because all of our platforms' system resources, including those used for redundancy, can be shared. Our platforms employ hardware redundancy as well as high-availability software techniques, such as session recovery, fault containment and state replication.

  •
  Support multiple radio access technologies.  Our products are capable of supporting multiple radio access technologies, including CDMA and GSM/UMTS, which are the two principal radio access technologies in use today. This capability allows mobile operators to deliver a uniform service experience to subscribers from a single platform, simplifying the network and limiting operator costs.

  •
  Well positioned for future technology upgrades.  While designed for use in today's mobile networks, our products are also readily upgradeable to respond to evolving mobile operator environments or requirements and new technologies. Our platforms can typically provide new network functions or enhanced services through a software upgrade.

Our Strategy

          Our goal is to strengthen our leadership in the mobile network infrastructure market. Principal elements of our strategy include the following:

  •
  Extend our technological leadership.  We believe we have market leading products and services today, and we will continue to invest in research and development to maintain our leadership position through the introduction of new products and enhancements to existing products.

  •
  Increase market penetration.  As mobile operators continue to increase network coverage and capacity, as well as their service offerings, they create new sales opportunities for us. We intend to increase our market penetration of both CDMA and GSM/UMTS operators. We believe a significant opportunity for growth is from sales to GSM/UMTS operators as they continue to transition to high-bandwidth networks.

  •
  Expand into evolving markets.  We plan to address new radio access network architectures and technologies and leverage our products' access independence — the flexibility and power to deploy a single hardware platform across multiple access architectures and technologies.

  •
  Increase the number of features.  We plan to continue to develop new features based on specific customer requests and anticipated market needs.

  •
  Expand our sales channels.  We intend to expand our existing relationships with mobile operators, pursue new direct and OEM, system integrator and distributor relationships to sell our products and expand our direct sales force.

  •
  Continue to offer a high level of support.  We believe one critical factor of our success has been our focused support and technical expertise. We intend to continue to offer a high level of customer support.

Risks Associated with Our Business

          Our business is subject to numerous risks and uncertainties, as more fully described under "Risk Factors" beginning on page 7, which you should carefully consider prior to deciding whether to invest in our common stock. For example:

  •
  we compete in new and rapidly evolving markets and have a limited operating history, which makes it difficult to predict our future operating results;

  •
  our past operating results have fluctuated significantly, and likely will continue to fluctuate significantly, which makes it difficult to predict our operating results and could cause our operating results to fall below expectations;

  •
  we depend on a limited number of customers for a substantial portion of our revenues, and the loss of a key customer or any significant adverse change in the size or terms of orders from a key customer could significantly reduce our revenues;

  •
  we rely on a single line of products focused on a single market, and if the market for those products does not develop as we anticipate, our revenues may decline or fail to grow, which would adversely affect our operating results; and

  •
  the market in which we compete is highly competitive and competitive pressures from existing and new companies may have a material adverse effect on our business.

Recent Developments

          On October 24, 2007, we announced financial results for our third quarter ended September 30, 2007. Revenues for the quarter increased 4% to $36.7 million from $35.2 million in the third quarter of 2006. Revenues for the third quarter of 2006 included $15.7 million of previously deferred revenue associated with our establishing vendor specific objective evidence of fair value for maintenance and support related to a certain class of customer.

          Our operating expenses for the third quarter of 2007 increased 42.7% to $26.7 million from $18.7 million in the third quarter of 2006. Operating expenses included non-cash stock-based compensation expense of $3.8 million as compared to similar expenses of $260,000 in the third quarter of 2006.

          Net income, which includes the non-cash stock-based compensation referred to above, was $1.6 million, or $0.02 per diluted share, in the third quarter of 2007 compared to $3.3 million, or $0.02 per diluted share, in the third quarter of 2006.

          Cash, cash equivalents and short-term investments at September 30, 2007 totaled $150.6 million.

Corporate Information

          We were incorporated in Delaware in August 2000. Our principal executive offices are located at 30 International Place, Tewksbury, Massachusetts 01876, and our telephone number is (978) 851-1100. Our website address is www.starentnetworks.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our common stock.

          "Starent," "ST16," "ST40," the Starent Networks logo and other trademarks or service marks of Starent Networks appearing in this prospectus are the property of Starent Networks. This prospectus contains additional trade names, trademarks and service marks of other companies.

The Offering

Common stock offered by Starent Networks, Corp.	3,880,000 shares
Common stock offered by the selling stockholders	4,120,000 shares
Common stock to be outstanding after this offering	68,404,669 shares
Use of proceeds	We intend to use the net proceeds from this offering for working capital and other general corporate purposes, including the development of new products, sales and marketing activities and capital expenditures. We may use a portion of the proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business. We will not receive any proceeds from the shares sold by the selling stockholders. The selling stockholders include our president and chief executive officer. See "Use of Proceeds" for more information.
Risk Factors	You should read the "Risk Factors" section and other information included in this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.
Nasdaq Global Market symbol	"STAR"

          The number of shares of our common stock to be outstanding after this offering is based on the number of shares of common stock outstanding as of June 30, 2007, and excludes:

  •
  8,446,958 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2007, at a weighted average exercise price of $3.43 per share, of which options to purchase 2,319,237 shares of our common stock were exercisable as of June 30, 2007 with a weighted average exercise price of $1.14 per share; and

  •
  3,481,108 shares of common stock available for future issuance under our equity compensation plans as of June 30, 2007.

          Except as otherwise noted, all information in this prospectus assumes no exercise by the underwriters of their option to purchase up to 1,200,000 additional shares.

SUMMARY CONSOLIDATED FINANCIAL DATA

          The following tables summarize the consolidated financial data for our business for the periods presented. You should read the following summary financial data in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the financial statements and related notes, all included elsewhere in this prospectus.

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Revenues:
Product	$29,453	$51,819	$81,061	$29,466	$49,573
Service	4,942	7,841	13,289	5,357	8,923

Total revenues	34,395	59,660	94,350	34,823	58,496
Cost of revenues:
Product	12,633	12,285	25,640	7,294	10,754
Service	812	1,358	2,086	704	3,329

Total cost of revenues	13,445	13,643	27,726	7,998	14,083

Gross profit	20,950	46,017	66,624	26,825	44,413

Operating expenses:
Research and development	13,303	18,107	25,980	9,705	17,651
Sales and marketing	18,445	19,785	30,311	12,745	15,936
General and administrative	3,185	7,352	8,515	3,499	6,242

Total operating expenses	34,933	45,244	64,806	25,949	39,829

Income (loss) from operations	(13,983)	773	1,818	876	4,584
Total other income, net	95	644	2,237	848	1,509

Income (loss) before income tax expense	(13,888)	1,417	4,055	1,724	6,093
Income tax expense	(160)	(513)	(413)	(143)	(407)

Net income (loss)	$(14,048)	$904	$3,642	$1,581	$5,686

Net income (loss) per share applicable to common stockholders:
Basic	$(3.28)	$(0.97)	$(0.62)	$(0.35)	$0.04

Diluted	$(3.28)	$(0.97)	$(0.62)	$(0.35)	$0.03

Weighted average shares used in computing net income (loss) per share applicable to common shareholders:
Basic	6,197	6,642	7,026	6,838	15,864

Diluted	6,197	6,642	7,026	6,838	21,769

          The as adjusted balance sheet data give effect to our sale of 3,880,000 shares of common stock offered by this prospectus at the public offering price of $24.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us.

	As of June 30, 2007
	Actual	As Adjusted
	(unaudited) (in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$157,165	$245,362
Working capital	139,441	227,638
Total assets	214,709	302,906
Indebtedness	—	—
Total stockholders' equity	152,444	240,641

RISK FACTORS

          An investment in our common stock involves a high degree of risk. In deciding whether to invest, you should carefully consider the following risk factors. Any of the following risks could have a material adverse effect on our business, financial condition, results of operations or prospects and cause the value of our common stock to decline, which could cause you to lose all or part of your investment. When determining whether to invest, you should also refer to the other information in this prospectus, including the financial statements and related notes.

Risks Related to Our Business and Industry

We compete in new and rapidly evolving markets and have a limited operating history, which makes it difficult to predict our future operating results.

          We were incorporated in August 2000, and deployed our first commercial product in the first quarter of 2003. We have a limited operating history in an industry characterized by rapid technological change, changing customer needs, evolving industry standards and frequent introductions of new products and services. We believe our limited operating history and the characteristics of our industry make it difficult to forecast our future operating results. You should consider and evaluate our prospects in light of risks faced by companies such as ours, which include challenges in accurate financial planning as a result of limited historical data and the uncertainties resulting from a relatively limited time period in which to implement and evaluate our business strategies, as compared to companies with longer operating histories.

Our past operating results have fluctuated significantly, and likely will continue to fluctuate significantly, which makes it difficult to predict our operating results and could cause our operating results to fall below expectations.

          Our operating results have historically fluctuated significantly from period to period and we expect our operating results to continue to fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. If our revenues or operating results fall below the expectations of investors or securities analysts or below any guidance we may provide to the market, the price of our common stock could decline.

          In addition to other risk factors listed in this "Risk Factors" section, factors that may affect our operating results include:

  •
  fluctuations in demand, sales cycles and prices for our products and services;

  •
  reductions in customers' budgets for mobile network infrastructure purchases and delays in their purchasing decisions;

  •
  the timing of recognizing revenue in any given period as a result of software revenue recognition rules;

  •
  the sale of our products in the timeframes we anticipate, including the number and size of orders in each period;

  •
  the level of our customer concentration and our ability to generate purchases in any particular period from large customers;

  •
  our ability to develop, introduce and ship in a timely manner new products and product enhancements that meet customer requirements;

  •
  the timing of product releases or upgrades by us or by our competitors;

  •
  any significant changes in the competitive dynamics of our markets, including new entrants or substantial discounting of products;

  •
  our ability to control costs, including our operating expenses and the costs of the components we purchase; and

  •
  general economic conditions in our domestic and international markets.

We depend on a limited number of customers for a substantial portion of our revenues. The loss of a key customer or any significant adverse change in the size or terms of orders from a key customer could significantly reduce our revenues.

          We derive a substantial portion of our revenues from a limited number of customers partly due to the nature of the mobile communications industry. During any given fiscal period, a small number of customers may account for a significant percentage of our revenues. For example, in 2006 we had two customers that each accounted for more than 10% of our revenues and in the aggregate represented 83% of our revenues, and for the six months ended June 30, 2007, we had four customers that each accounted for more than 10% of our revenues and in the aggregate represented 90% of our revenues. In addition, we do not have long-term volume purchase contracts with our customers or other commitments that ensure future sales of our products to existing customers. The loss of any key customer, or our inability to generate anticipated revenue from them, would significantly and adversely affect our business, financial condition and results of operations. In addition, a change in the timing or size of a purchase by any one of our key customers can result in significant variations in our revenue and operating results from period to period. Our operating results for the foreseeable future will continue to depend on our ability to effect sales to a small number of customers and any revenue growth will depend on our success selling additional products to our large customers and expanding our customer base to include additional customers that deploy our products in large-scale networks serving significant numbers of subscribers.

          Moreover, many of our key customers are large mobile operators that have substantial purchasing power and leverage in negotiating contractual arrangements with us. These customers may require us to agree to terms and conditions that could result in increased costs and decreased revenues that could adversely affect our operating results.

We rely on a single line of products focused on a single market. If the market for those products does not develop as we anticipate, our revenues may decline or fail to grow, which would adversely affect our operating results.

          We derive, and expect to continue to derive, all of our revenues from a single line of products that provide network functions and services to mobile operators' packet core networks. The market for our products is relatively new and still evolving, and it is uncertain whether our products will achieve and sustain high levels of demand and market acceptance. Our success will depend to a substantial extent on the willingness of mobile operators to continue to implement packet-based, multimedia network infrastructure. Factors that could impair the rate of growth of multimedia networks include:

  •
  lower than anticipated demand by subscribers for multimedia services;

  •
  budgetary constraints of mobile operators;

  •
  uncertainties on the part of mobile operators as to the particular 3G or 4G access technologies they select for deployment in their networks; and

  •
  delays in the development or availability of all the network elements necessary for the mobile operator to deploy its next-generation multimedia network.

If mobile operators do not continue to implement packet core networks, the market for our products may not continue to develop or may develop more slowly than we expect, either of which would significantly adversely affect our revenues and profitability.

If our new platform, the ST40, does not achieve widespread market acceptance, our operating results will suffer.

          In April 2007, we announced our ST40 platform, which became generally available in the third quarter of 2007. We expect to begin recording revenues from shipments of the ST40 in the fourth quarter of 2007, and a significant portion of our anticipated revenues in the fourth quarter of 2007 and beyond are expected to be generated from sales of the ST40. The current deployments of the ST40 by our customers are in their initial stages, and we cannot assure you that the ST40 will achieve its performance specifications or meet our customers' expectations. In addition, our future sales and operating results will depend, to a significant extent, on the successful introduction and marketing of the ST40. In order to achieve market penetration for the ST40, we may be required to incur additional expenses in marketing and sales in advance of the realization of actual sales. There can be no assurance that the ST40 will achieve widespread acceptance in the market. If we incur delays in the manufacture and shipment of the ST40 or customer testing and verification takes longer than anticipated, the ST40 does not achieve our planned levels of sales or the ST40 does not achieve performance specifications, our operating results will suffer and our competitive position could be impaired.

The market in which we compete is highly competitive and competitive pressures from existing and new companies may have a material adverse effect on our business, revenues, growth rates and market share.

          We compete in a highly competitive industry that is influenced by many factors, including customer demands for:

  •
  reliable, high performance products;

  •
  system ability to handle increasing amounts of network traffic and service integration capabilities;

  •
  system intelligence;

  •
  breadth of network interoperability, access independence and standards support;

  •
  high levels of customer support and customer interaction; and

  •
  competitive pricing.

          We expect competition in the mobile network infrastructure industry to intensify significantly in the future. Other companies may introduce new products in the same markets we serve or intend to enter. This competition could result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses and failure to increase, or the loss of, market share, any of which would likely seriously harm our business, operating results or financial condition.

          Competitive products may in the future have better performance, lower prices and broader acceptance than our products. Our primary competitors include Cisco Systems, Inc., LM Ericsson Telephone Co., Nokia Corporation and UTStarcom, Inc., each of which has a longer operating history, greater name recognition, a larger customer base and significantly greater financial, technical, sales, marketing and other resources than we do. Potential customers may prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features. In addition, many of our competitors have a broader range of products and may be able to offer concessions to potential customers on bundled purchases that we are not able to match because we currently offer only a single line of products. We also face competition from a number of companies with more limited market share generally or by geography and newer market entrants.

          If our market continues to develop and expand, we could face increased competition from other established companies, as well as emerging companies. For example, OEMs, system integrators and distributors currently selling our products could market products and services that compete with our products and services. In addition, some of our competitors have made acquisitions or entered into partnerships or other strategic relationships with one another to offer a more comprehensive solution than they individually had offered. We expect this trend to continue as companies attempt to strengthen or maintain their market positions in an evolving industry and as companies enter into partnerships, or are acquired. Many of the companies driving this consolidation trend have significantly greater financial, technical and other resources than we do and are better positioned to acquire and offer complementary products and technologies. The companies resulting from these possible consolidations may create more compelling product offerings and be able to offer greater pricing flexibility, making it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or product functionality. Continued industry consolidation may adversely impact customers' perceptions of the viability of smaller and even medium-sized technology companies and consequently customers' willingness to purchase from such companies. These pressures could materially adversely affect our business, operating results and financial condition.

Our sales cycles can be long and unpredictable, and our sales efforts require considerable time and expense.

          Our sales cycles typically are long and unpredictable, and our sales efforts require considerable time and expense. Our sales efforts involve educating our customers about the use and benefit of our products, including their technical capabilities and potential cost savings. Customers typically undertake a significant evaluation process before making a purchase, in some cases over twelve months. We spend substantial time and resources in our sales efforts without any assurance that our efforts will produce any sales. In addition, product purchases are frequently subject to budget constraints, multiple approvals, and unplanned administrative, processing and other delays. Our long sales cycle may cause our revenues and operating results to fluctuate significantly.

Demand for our products depends on the rate that mobile operators expand and enhance their mobile networks in order to provide multimedia services.

          Our future success as a provider of network infrastructure products and services for mobile operators ultimately depends on the continued growth of the mobile communications industry and, in particular, the continued deployment and expansion of mobile multimedia services. Increased demand by mobile subscribers for voice communications and multimedia services delivered over mobile network systems will be necessary to justify capital expenditure commitments by mobile operators to invest in the improvement and expansion of their networks. Demand for multimedia services might not continue to increase if there is limited availability or market acceptance of mobile devices designed for such services, the multimedia content offered through mobile networks does not attract widespread interest or the quality of service available through mobile networks does not meet customer expectations. If long-term expectations for mobile multimedia services are not realized or do not support a sustainable business model, operators may not commit significant capital expenditures to upgrade their networks to provide these services, the demand for our products and services will decrease, and we may not be able to sustain or increase our levels of revenues or profitability in the future.

A significant portion of our future revenues depends on our ability to further penetrate the GSM/UMTS market and our failure to do so could significantly interfere with our future growth.

          The two principal radio access interfaces in use today for mobile communications are Code Division Multiple Access, or CDMA, and Global System for Mobile Communications/Universal Mobile Telecommunications System, or GSM/UMTS. To date, we have achieved our highest number of deployments in the CDMA market, which has transitioned faster to high-bandwidth networks. However, significantly more operators worldwide currently utilize GSM/UMTS than CDMA technologies. In order to continue our growth, we believe it is important that we continue to expand into the GSM/UMTS market. To date, we have established a relationship with a major GSM/UMTS operator, and we intend to devote significant sales and marketing resources to further penetrate the GSM/UMTS market. If GSM/UMTS operators do not transition or delay their transition to high-bandwidth networks, or if we are unable to establish relationships with additional GSM/UMTS operators, we may not be able to grow our business as expected and our results of operations will be adversely affected.

We rely on OEMs, system integrators and distributors to sell some of our products, and our failure to develop and manage our distribution channels could adversely affect our business.

          For our sales to mobile operators, we rely in part on establishing and maintaining successful relationships with original equipment manufacturers, or OEMs, system integrators and distributors. A significant amount of our revenues is derived through these indirect sales. Accordingly, our revenues depend in large part on the effective performance of these distribution relationships. By relying on these indirect sales channels we may have less contact with the end users of our products, thereby potentially making it more difficult for us to establish brand awareness, ensure proper delivery and installation of our products, service ongoing customer requirements and respond to evolving customer needs. Developing relationships with qualified OEMs, system integrators and distributors and training them in our technology and product offerings requires significant time and resources. In order to develop and expand our distribution channels, we must continue to scale and improve our processes and procedures that support our OEM, system integrator and distributor relationships, including investment in systems and training. We have no minimum purchase commitments with any of our OEMs, system integrators or distributors, and our contracts with them do not prohibit them from offering products or services that compete with ours. Our competitors may be effective in providing incentives to existing and potential OEMs, system integrators and distributors to favor their products or to prevent or reduce sales of our products. Our OEMs, system integrators and distributors may choose not to offer our products exclusively or at all. Our failure to establish and maintain successful relationships with our OEMs, system integrators and distributors would likely materially adversely affect our business, operating results and financial condition.

We terminated our OEM relationships with Nortel Networks. If we are unable to establish strong relationships with the mobile operators formerly serviced by Nortel Networks under our CDMA agreement, our business will be harmed.

          We had two OEM agreements with Nortel Networks, one relating to the CDMA market and one relating to the GSM/UMTS market. We terminated the agreement relating to the CDMA market effective March 2007 because we were no longer strategically aligned with Nortel Networks on future packet core products for mobile operators and to allow specific major mobile operators to purchase directly from us. Under the terms of the agreement, Nortel Networks has a right to continue to purchase our CDMA products for delivery through December 2008. The termination of the CDMA agreement could disrupt our relationships with CDMA mobile operators formerly serviced by Nortel Networks. We have established direct relationships with some of the CDMA operators formerly serviced by Nortel Networks and we are currently seeking to establish additional direct sales relationships with other CDMA operators formerly serviced by Nortel Networks. We are also currently in discussions to establish a new reseller relationship with Nortel Networks to continue to service other CDMA operators. Our business may be harmed if we are unable to directly or indirectly continue selling our products to the other CDMA operators formerly serviced by Nortel Networks. In addition, our business may be adversely affected if we are unable to enter into a new CDMA reseller relationship with Nortel Networks.

          We also terminated the agreement relating to the GSM/UMTS market effective December 2006 because there was a lack of strategic alignment on future packet core products for mobile operators between us and Nortel Networks and because there had been no sales of our products under that agreement. The growth of our business may be limited if we are unable to establish a direct or indirect sales relationship with other GSM/UMTS mobile operators.

We have a significant accumulated deficit, and we may not be able to maintain profitability.

          Although we were profitable in 2005 and 2006 and for the six months ended June 30, 2007, we incurred net losses for the preceding three years. Our net losses were approximately $25.8 million in 2002, $26.4 million in 2003 and $14.0 million in 2004. As a result of our net losses, we had an accumulated deficit of $99.8 million as of June 30, 2007. We will need to generate significant revenues and control our operating expenses and other expenditures to maintain profitability. If we are unable to remain profitable, the market price of our common stock could decline.

If network functions and services similar to those offered by our products are incorporated into existing or new mobile network infrastructure products, demand by mobile operators for our products may diminish.

          Mobile network infrastructures are continually evolving with changing industry standards and the introduction of new technologies and network elements. Network functions and services provided by our products located on the packet core network may be provided by different network elements within these networks. Other providers of mobile network infrastructure products may add network functions and services provided by our products to their existing products or offer new products with similar characteristics for different parts of the network infrastructure.

          The inclusion of, or the announcement of an intent to include, functionality and services perceived to be similar to those offered by our products in competitor products within or outside the packet core network could have an adverse effect on our ability to market and sell our products. Furthermore, even if the network functions and services offered by our competitors are more limited than those provided by our products, a significant number of customers may elect to accept limited functionality or services in lieu of adding our products to their network. The adoption of these competitive products or different approaches to their network infrastructure by mobile operators could have an adverse effect on our business, operating results and financial condition.

The applications of existing or future accounting standards could result in significant fluctuations in our operating results.

          We recognize our product software license revenue in accordance with AICPA Statement of Position, or SOP, 97-2, Software Revenue Recognition, and related amendments and interpretations and SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions. Under these accounting standards, even if we deliver products to, and collect cash from, a customer in a given fiscal period, we may be required to defer recognizing revenue from the sale of such product until a future period when all the conditions necessary for revenue recognition have been satisfied. Conditions that can cause delays in revenue recognition include software arrangements that have undelivered elements for which we have not yet established vendor specific objective evidence of fair value; requirements that we deliver services for significant enhancements or modifications to customize our software for a particular customer; or material customer acceptance criteria. Our customer contracts typically include one or more of these types of conditions. Therefore, we often must defer revenue recognition for a period of time after our products are delivered and billed to a customer, and such deferral may extend over one or more fiscal quarters. The period of deferral, if any, depends on the specific terms and conditions of each customer contract, and therefore it is difficult for us to predict with accuracy at the beginning of any fiscal period the amount of revenues that we will be able to recognize from anticipated customer shipments in that period. Moreover, any changes in interpretations and guidance as to SOP 97-2 could have a significant effect on our reported financial results.

We may have difficulty acquiring new customers due to the high costs of switching mobile network infrastructure providers or equipment.

          Mobile network operators typically make substantial investments when deploying a mobile network infrastructure. Once a mobile network operator has deployed a mobile network infrastructure for a particular portion of their network, it is often difficult and costly to switch to another vendor's infrastructure. Unless we are able to persuasively demonstrate that our products offer performance, functionality or cost advantages that materially outweigh a customer's expense of switching from a competitor's product, it will be difficult for us to generate sales once that competitor's equipment has been deployed. Accordingly, if a customer has already deployed a competitor's product for their network infrastructure, it may be difficult for us to sell our products to that customer.

Our ability to sell our products is highly dependent on the quality of our support and services offerings, and our failure to offer high quality support and services would have a material adverse effect on our sales and results of operations.

          Once our products are deployed within our customers' networks, our customers depend on our support organization to resolve issues relating to our products. A high level of support is critical for the successful marketing and sale of our products and future enhancements. If we, or our OEMs, system integrators or distributors, do not effectively assist our customers in deploying our products, help our customers quickly resolve post-deployment issues, and provide effective ongoing support, it would adversely affect our ability to sell our products to existing customers and could harm our reputation with potential customers. In addition, as we expand our operations internationally, our support organization will face additional challenges, including those associated with delivering support, training and documentation in languages other than English. As a result, our failure to maintain high quality support and services could have a material adverse effect on our business, operating results and financial condition.

The mobile network infrastructure industry is, and likely will continue to be, characterized by rapid technological changes in networks and standards, which will require us to develop new products and product enhancements, and could render our existing products obsolete.

          Mobile operators have been aggressively upgrading their networks, and new industry standards for access technologies, such as third generation, or 3G, and more advanced fourth generation, or 4G, technologies continue to evolve. Continuing technological changes in the mobile communications industry and in the mobile network infrastructure industry could undermine our competitive position or make our products obsolete, either generally or for particular types of services. Our future success will depend upon our ability to accurately predict and respond to new technology standards. We must develop and introduce a variety of new capabilities and enhancements to our existing product offerings, as well as introduce new product offerings, to address the changing standards and technological needs of the network infrastructure market. A failure to accurately predict and respond to evolving technologies, to introduce on a timely basis new products and enhancements in response to evolving technologies and standards, or to address changing needs in our current markets or expand into new markets may cause existing and potential customers to forego purchases of our products or purchase from our competitors. The introduction of new products embodying new technologies or the emergence of new industry standards could render our existing products uncompetitive from a pricing standpoint, obsolete or unmarketable.

Our products are complex and may take longer to develop than anticipated and we may not recognize revenues from new products or product enhancements until after we have incurred significant development costs.

          Some of our products must be tailored to meet customer specifications. As a result, we often develop new features and enhancements to our products. These product enhancements often take substantial time to develop because of their complexity and because customer specifications sometimes change during the development cycle. We often do not recognize revenue from our new products or enhancements until we have incurred significant development costs, and our operating results will suffer if sales of new products or enhancements fail to meet our expectations.

There is no assurance that our research and development investments will lead to successful new products or enhancements.

          We will continue to invest in research and development for the introduction of new products and enhancements to existing products designed to improve the capacity, data processing rates and features of our products and services. We must also continue to develop new features and functionality for our products based on specific customer requests and anticipated market needs. However, research and development in the mobile network infrastructure industry is complex, expensive and subject to uncertainty. In 2005 and 2006, our research and development expenses were $18.1 million, or approximately 30% of our total revenues, and $26.0 million, or approximately 28% of our total revenues, respectively; and for the six months ended June 30, 2007 these expenses were $17.7 million, or approximately 30% of our total revenues. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. If we continue to expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction of products or product enhancements that are competitive in the marketplace, there could be a material adverse effect on our business, operating results, financial condition and market share. We may not be able to anticipate market needs and develop products and product enhancements that meet those needs, and any new products or product enhancements that we introduce may not achieve any significant degree of market acceptance.

If our products do not interoperate with our customers' networks, installations will be delayed or cancelled, which would harm our business.

          Our products must interoperate with our customers' existing networks, which often have different specifications, utilize multiple protocol standards and products from multiple vendors, and contain multiple generations of products that have been added over time. If we find errors in the existing software or defects in the hardware used in our customers' networks or problematic network configurations or settings, as we have in the past, we may have to modify our software or hardware so that our products will interoperate with our customers' networks. This could cause longer installation times for our products or order cancellations and could harm our relationship with existing and future customers, any of which would adversely affect our business, operating results and financial condition.

          In addition, our customers may require that we demonstrate that our products interoperate with network elements offered by our competitors, and we may need our competitors' cooperation to conduct such testing and validation. Any unwillingness of our competitors to cooperate with us in performing these interoperability tests or our inability to demonstrate interoperability would likely have an adverse effect on our ability to market our products.

Our products are highly technical and may contain undetected software or hardware errors, which could cause harm to our reputation and adversely affect our business.

          Our products are highly technical and complex. When deployed, they are critical to the mobile operator networks. Our products have contained and may contain undetected errors, defects or security vulnerabilities. Some errors in our products may only be discovered after a product has been installed and used by mobile operators. Any errors, defects or security vulnerabilities discovered in our products after commercial release could result in loss of revenues or delay in revenue recognition, loss of customers and increased service and warranty cost, any of which could adversely affect our business, operating results and financial condition. In addition, we could face claims for product liability, tort or breach of warranty, including claims relating to changes to our products made by our OEMs, system integrators or distributors. Our contracts with customers generally contain provisions relating to warranty disclaimers and liability limitations, which may be ineffective. Defending a lawsuit, regardless of its merit, is costly and may divert management's attention away from the business and adversely affect the market's perception of us and our products. In addition, if our business liability insurance coverage is inadequate or future coverage is unavailable on acceptable terms or at all, our operating results and financial condition could be adversely impacted.

We are susceptible to shortages or price fluctuations in our supply chain. Any shortages or price fluctuations in components used in our products could delay shipment of our products, which could materially adversely affect our business.

          Shortages in components that we use in our products are possible and our ability to predict the availability of such components may be limited. Some of these components are available only from single or limited sources of supply. The process of qualifying alternate sources for components, if available at all, may be time consuming, difficult and costly. In addition, the lead times associated with certain components are lengthy and preclude rapid changes in quantity requirements and delivery schedules. Any growth in our business or the economy is likely to create greater pressures on us and our suppliers to project overall component demand accurately and to establish appropriate component inventory levels. In addition, increased demand by third parties for the components we use in our products may lead to decreased availability and higher prices for those components. We carry very little inventory of our products and product components, and we rely on our suppliers to deliver necessary components to our contract manufacturer in a timely manner based on forecasts we provide. We generally rely on purchase orders rather than long-term contracts with our suppliers. As a result, even if available, we may not be able to secure sufficient components at reasonable prices or of acceptable quality to build products in a timely manner, which would seriously impact our ability to deliver products to our customers, and our business, operating results and financial condition would be adversely affected.

We depend on a single contract manufacturer with whom we do not have a long-term supply contract, and changes to this relationship may result in delays or disruptions that could harm our business.

          We depend on Plexus Corp., an independent contract manufacturer, to manufacture and assemble our products. We rely on purchase orders with our contract manufacturer and do not have long-term supply arrangements in place. As a result, our contract manufacturer is not obligated to supply products to us for any specific period, quantity or price. Our orders may represent a relatively small percentage of the overall orders received by our contract manufacturer from its customers. As a result, fulfilling our orders may not be considered a priority by our contract manufacturer in the event the contract manufacturer is constrained in its ability to fulfill all of its customer obligations in a timely manner.

          It is time consuming and costly to qualify and implement a contract manufacturer relationship. Therefore, if our contract manufacturer suffers an interruption in its business, or experiences delays, disruptions or quality control problems in its manufacturing operations, or we have to change or add additional contract manufacturers, our ability to ship products to our customers would be delayed and our business, operating results and financial condition would be adversely affected.

If we fail to predict accurately our manufacturing requirements, we could incur additional costs or experience manufacturing delays that could harm our business.

          We provide demand forecasts to our contract manufacturer. If we overestimate our requirements, our contract manufacturer may assess charges or we may have liabilities for excess inventory, each of which could negatively affect our gross margins. Conversely, because lead times for required materials and components vary significantly and depend on factors such as the specific supplier, contract terms and the demand for each component at a given time, if we underestimate our requirements, our contract manufacturer may have inadequate materials and components required to produce our products, which could interrupt manufacturing of our products and result in delays in shipments and deferral or loss of revenues.

If we fail to retain our key personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.

          Our future depends, in part, on our ability to attract and retain key personnel, including the continued contributions of our executive officers and other key technical personnel, each of whom would be difficult to replace. In particular, Ashraf M. Dahod, our president, chief executive officer and chairman is critical to the management of our business and operations, as well as the development of our strategic direction. The loss of services of Mr. Dahod or other executive officers or key personnel or the inability to continue to attract qualified personnel could have a material adverse effect on our business. Mr. Dahod is not a party to an employment agreement with us and, therefore, may terminate his employment with us at any time, with no advance notice. The replacement of Mr. Dahod would involve significant time and expense and may significantly delay or prevent the achievement of our business objectives.

Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees that we need to support our business.

          Competition for highly skilled technical personnel is extremely intense and we continue to face difficulty identifying and hiring qualified personnel in many areas of our business. In particular, we face significant challenges hiring and retaining personnel in India for research and development activities because the market for such personnel is increasingly competitive. We may not be able to hire and retain such personnel at compensation levels consistent with our existing compensation and salary structure. Many of the companies with which we compete for hiring experienced employees have greater resources than we have and may be able to offer more attractive terms of employment. In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses replacing employees and the quality of our products and services and our ability to provide such products and services could diminish, resulting in a material adverse affect on our business. Furthermore, in making employment decisions, particularly in high-technology industries, candidates often consider the value of the equity they are to receive in connection with their employment. Therefore, significant volatility in the price of our stock after this offering may adversely affect our ability to attract or retain personnel.

Our international sales and operations subject us to additional risks that may adversely affect our operating results.

          Over the last several years, we derived a significant portion of our revenues from customers outside the United States, and we continue to expand our international operations. As of June 30, 2007, approximately 59% of our employees were located abroad, including 250 employees located in India. In addition, we have sales and technical support personnel in numerous countries worldwide. We expect to continue to add personnel in additional countries. Any continued expansion into international markets will require significant resources and management attention and will subject us to new regulatory, economic and political risks, and we cannot be sure that any further international expansion will be successful. Among the risks we believe are most likely to affect us with respect to our international operations are:

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  the difficulty of managing and staffing international offices and the increased travel, infrastructure and legal compliance costs associated with multiple international locations;

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  difficulties in enforcing contracts and collecting accounts receivable, and longer payment cycles, especially in emerging markets;

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  our ability to comply with differing technical standards and certification requirements outside North America;

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  unexpected changes in regulatory requirements;

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  reduced protection for intellectual property rights in some countries;

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  new and different sources of competition;

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  fluctuations in exchange rates; and

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  tariffs and trade barriers, import/export controls, and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets.

          As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. Our failure to manage any of these risks successfully could harm our international operations and reduce our international sales, adversely affecting our business, operating results and financial condition.

We may need additional capital in the future, which may not be available to us on favorable terms, or at all, and may dilute your ownership of our common stock.

          We have historically relied on outside financing and cash from operations to fund our operations, capital expenditures and expansion. We may require additional capital from equity or debt financing in the future to:

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  take advantage of strategic opportunities including more rapid expansion of our business or the acquisition of complementary products, technologies or businesses; and

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  develop new products or enhancements to existing products.

          We may not be able to secure timely additional financing on favorable terms, or at all. The terms of any additional financing may place limits on our financial and operating flexibility. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new securities we issue could have rights, preferences and privileges senior to those of holders of our common stock, including shares of common stock sold in this offering. If we are unable to obtain adequate financing or financing on terms satisfactory to us, if and when we require it, our ability to grow or support our business and to respond to business challenges could be significantly limited.

We may engage in future acquisitions that could disrupt our business, cause dilution to our stockholders and harm our business, operating results or financial condition.

          While we currently have no acquisitions of other businesses pending or planned, we have, from time to time, evaluated acquisition opportunities and may pursue acquisition opportunities in the future. We have very little experience consummating acquisitions, and therefore our ability as an organization to make acquisitions is unproven. We may not be able to find suitable acquisition candidates and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, or such acquisitions may be viewed negatively by customers, financial markets or investors. In addition, any acquisitions that we make could lead to difficulties in integrating personnel and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. Acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our expenses or adversely impact our business, operating results and financial condition. Future acquisitions may reduce our cash available for operations and other uses and could result in an increase in amortization expense related to identifiable assets acquired, potentially dilutive issuances of equity securities or the incurrence of debt, which could harm our business, operating results and financial condition.

If we fail to manage future growth effectively, our business could be harmed.

          We have expanded our operations significantly since inception and anticipate that further significant expansion will be required. For example, our revenues increased from $34.4 million in 2004 to $94.4 million in 2006, and the number of our employees increased from 117 at the beginning of 2004 to 501 as of June 30, 2007. This growth has placed significant demands on our management, as well as our financial and operational resources. If we do not effectively manage our future growth, the efficiency of our operations and the quality of our products could suffer, which could adversely affect our business and operating results. To effectively manage this growth, we will need to continue to:

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  implement appropriate operational, financial and management controls, systems and procedures, including continued implementation of our enterprise-wide financial system;

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  expand our manufacturing capacity and scale of production;

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  expand our sales, marketing and distribution infrastructure and capabilities; and

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  provide adequate training and supervision to maintain high quality standards.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

          As a public company, we have begun to incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, and rules subsequently implemented by the Securities and Exchange Commission and the Nasdaq Stock Market, impose additional requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial additional costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

          In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, for the year ending December 31, 2008, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial expense and expend significant management time on compliance-related issues. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the Nasdaq Stock Market, the Securities and Exchange Commission or other regulatory authorities, which would require additional financial and management resources.

We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets.

          Our products are subject to United States export controls and may be exported outside the United States only with the required level of export license or through an export license exception, because we incorporate encryption technology into our products. In addition, various countries regulate the import of certain encryption technology and have enacted laws that could limit our ability to distribute our products or could limit our customers' ability to implement our products in those countries. Changes in our products or changes in export and import regulations may create delays in the introduction of our products in international markets, prevent our customers with international operations from deploying our products throughout their networks or, in some cases, prevent the export or import of our products to certain countries altogether. Any change in export or import laws and regulations, shifts in approach to the enforcement or scope of existing laws and regulations, or change in the countries, persons or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business, operating results and financial condition.

Compliance with environmental matters and worker health and safety laws could be costly, and noncompliance with these laws could have a material adverse effect on our results of operations, expenses and financial condition.

          Some of our operations use substances regulated under various federal, state, local and international laws governing the environment and worker health and safety, including those governing the discharge of pollutants into the ground, air and water, the management and disposal of hazardous substances and wastes, and the cleanup of contaminated sites. Some of our products are subject to various federal, state, local and international laws governing chemical substances in electronic products. We could be subject to increased costs, fines, civil or criminal sanctions, third-party property damage or personal injury claims if we violate or become liable under environmental and/or worker health and safety laws.

          In January 2003, the European Union, or EU, issued two directives relating to chemical substances in electronic products. The Waste Electrical and Electronic Equipment Directive, referred to as WEEE, requires producers of electrical goods to pay for specified collection, recycling, treatment and disposal of past and future covered products. The deadline for enacting and implementing the WEEE directive was August 13, 2004, although extensions were granted in some countries. Producers became financially responsible under WEEE related legislation beginning in August 2005. The other directive, the Restriction on the use of certain Hazardous Substances, referred to as RoHS, restricts lead and other hazardous substances in electronic equipment placed on the EU market after July 1, 2006. If we fail to comply with these directives, we may suffer a loss of revenues, be unable to sell our products in certain markets and countries, be subject to penalties and fines or suffer a competitive disadvantage. Similar legislation could be enacted in other jurisdictions, including in China, Japan or the United States, and the scope of new legislation with respect to currently unregulated substances is uncertain. Costs to comply with WEEE or RoHS related legislation or similar future legislation, if applicable, could include costs associated with modifying our products, recycling and other waste processing costs, legal and regulatory costs and insurance costs. We are currently in compliance with these directives; however, we have incurred significant costs related to compliance with current requirements. The costs to comply with current and future environmental and worker health and safety laws may have a material adverse effect on our results of operations, expenses and financial condition.

Risks Related to our Intellectual Property

Our ability to compete and the success of our business could be jeopardized if we are unable to rely on our patent rights.

          Our success and ability to compete depends in part upon our ability to obtain protection in the United States and other countries for our products by establishing and maintaining intellectual property rights relating to or incorporated into our technology and products. We own a variety of patents and patent applications in the United States and corresponding patents and patent applications in foreign jurisdictions. However, we have not obtained patent protection in each market in which we plan to compete. To date, our patent portfolio has not prevented other companies from competing against us, and we do not know how successful we would be if we sought to enforce our patent rights against suspected infringers. Our pending and future patent applications may not issue as patents or, if issued, may not issue in a form that will be advantageous to us. Even if issued, patents may be challenged, narrowed, invalidated or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the length of term of patent protection we may have for our products. Changes in either patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection. Any circumstance or change that results in patent protection not being available for our products could adversely affect our business, financial condition and results of operations.

If we are unable to protect the confidentiality of our unpatented proprietary information and know-how, the value of our technology and products could be adversely affected.

          In addition to patented technology, we rely upon unpatented proprietary technology, processes and know-how. We generally seek to protect this information in part by confidentiality agreements with our employees, consultants and third parties. These agreements may be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently developed by competitors. If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products could be adversely affected, which could in turn adversely affect our business, financial condition and results of operations.

Claims by others that we infringe their proprietary technology could force us to incur significant costs.

          Third parties have asserted, and may assert in the future, claims that our products infringe patents or patent applications under which we do not hold licenses or other rights. Third parties may own or control these patents and patent applications in the United States and abroad. These third parties have brought, and could in the future bring, claims against us that would cause us to incur substantial expenses and, if successfully asserted against us, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against us, we could be forced to stop or delay manufacturing or sales of the product that is the subject of the suit. In addition we could be forced to redesign the product that uses any allegedly infringing technology.

          We are presently defending two patent infringement lawsuits brought by UTStarcom, Inc. In February 2005, UTStarcom filed a lawsuit asserting infringement of a patent in the United States District Court for the Northern District of California relating to a prepaid billing function we provided to one of our customers. This patent lawsuit by UTStarcom has been stayed pending a reissue proceeding of the patent asserted in the case. Such a reissue proceeding may take a year or longer to complete. After the reissue proceeding, the stay of the lawsuit likely will be lifted and the lawsuit may proceed. If this occurs, we will continue to defend ourselves in this litigation, which will require a significant investment of time and financial resources. A finding that we have infringed this patent may require us to pay damages based on our past sale of the prepaid billing function and, in addition, may force us to limit or cease development, manufacturing and sales of the prepaid billing function. This could adversely affect our business, financial condition and results of operations.

          In May 2007, UTStarcom filed a lawsuit against us and a number of our employees and former employees in the United States District Court for the Northern District of Illinois alleging violations of the Illinois trade secrets act, infringement of five patents assigned to UTStarcom, intentional interference with UTStarcom's business relations and declarations of ownership relating to one of our patents and three of our patent applications. The complaint contains allegations, among others, that a number of former employees of a business unit UTStarcom acquired, who subsequently worked for us, took UTStarcom's trade secrets with them and improperly used those trade secrets to develop, manufacture and market our 3G wireless products, and that such products incorporate UTStarcom confidential technical information, including UTStarcom's proprietary virtual private network and EV-DO features. UTStarcom further alleges that we have disclosed UTStarcom's trade secrets in one of our patents and three of our patent applications, and that these patent applications legally belong to UTStarcom based on the inventors' previous work at the business unit acquired by UTStarcom. In the lawsuit, UTStarcom seeks unspecified monetary damages, injunctive relief, declarations of ownership relating to the specified patent and patent applications owned by us, costs and attorneys fees. We will vigorously defend ourselves in this litigation and we have filed counterclaims. The defense of this lawsuit and the prosecution of our counterclaims will require significant investment of time and financial resources. A finding in UTStarcom's favor in this lawsuit may require us to pay substantial damages based on the past sales of our ST16 product, may force us to limit or cease development, manufacturing and sales of the ST16 and ST40, which are our only product platforms, may require that key employees be transferred to other positions or functions, or temporarily prohibited from working for us, and may result in the loss or assignment of ownership of a specified patent and three patent applications owned by us. This could adversely affect our business, financial condition and results of operations.

          As a result of patent infringement claims, or in order to avoid potential claims, we may choose or be required to seek a license from the third party and be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be forced to cease some aspect of our business operations if, as a result of actual or threatened patent infringement claims, we are unable to enter into licenses on acceptable terms. This could significantly and adversely affect our business, financial condition and results of operations.

          In addition to infringement claims against us, we may become a party to other types of patent litigation and other proceedings, including interference proceedings declared by the United States Patent and Trademark Office and opposition proceedings in the European Patent Office, regarding intellectual property rights with respect to our products and technology. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also require significant commitments of time by our management.

Our use of open source could impose limitations on our ability to commercialize our products.

          We incorporate open source software into our products. Although we monitor our use of open source software closely, the terms of many open source licenses to which we are subject have not been interpreted by United States or foreign courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our products. In such event, we could be required to seek licenses from third parties in order to continue offering our products, to re-engineer our products or to discontinue sales of our products, any of which could materially adversely affect our business.

We rely on the availability of licenses for intellectual property from third parties, and if these licenses are not available to us on commercially reasonable terms, product sales and development may be delayed.

          We incorporate certain third-party technologies, including software programs, into our products and may need to utilize additional third-party technologies in the future. However, licenses to relevant third-party technology may not continue to be available to us on commercially reasonable terms, or at all. Therefore, we could face delays in product releases until alternative technology can be identified, licensed or developed, and integrated into our current products. These delays, if they occur, could materially adversely affect our business.

Risks Related to this Offering and Ownership of Our Common Stock

The market price of our common stock may be volatile, and you may not be able to resell shares of our common stock at or above the price you paid.

          The trading price of our common stock is likely to be volatile and could be subject to wide fluctuations in response to various factors. Some of the factors that may cause the market price of our common stock to fluctuate include:

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  fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

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  changes in estimates of our financial results or recommendations by securities analysts;

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  failure of any of our products to achieve or maintain market acceptance;

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  changes in market valuations of similar companies;

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  success of competitive products;

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  changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

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  announcements by us or our competitors of significant products, contracts, acquisitions or strategic alliances;

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  regulatory developments in the United States, foreign countries or both;

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  litigation involving our company, our general industry or both;

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  additions or departures of key personnel;

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  investors' general perception of us;

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  changes in general economic, industry and market conditions; and

  •
  changes in regulatory and other dynamics.

          In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to class action lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

Future sales of shares by existing stockholders could cause our stock price to decline.

          If our stockholders sell substantial amounts of our common stock in the public market, the trading price of our common stock could decline. The perception in the public market that our stockholders might sell shares of common stock could also cause the market price of our common stock to decline. Based on shares outstanding as of June 30, 2007, upon completion of this offering, we will have outstanding 68,404,669 shares of common stock, assuming no exercise of the underwriters' option to purchase additional shares. Our officers and directors and other stockholders holding 44,796,566 shares of our common stock entered into lock-up agreements in connection with our initial public offering and agreed, with certain exceptions, not to dispose of their shares of our common stock for a period of 180 days after the date of the prospectus relating to our initial public offering. This 180-day contractual lock-up period will expire, subject to extension and modification as discussed below, on December 3, 2007. Our officers and directors and some of our stockholders (including some of those who entered into agreements in connection with our initial public offering) holding 10,582,420 shares of our common stock have entered into lock-up agreements in connection with this offering and agreed, with certain exceptions, not to dispose of their shares of our common stock for a period of 90 days after the date of this prospectus, subject to extension and modification as discussed below. One of our executive officers, who is not a selling stockholder in this offering, has executed a lock-up agreement in connection with this offering that permits sales of vested shares beneficially held by him under his existing Rule 10b5-1 trading plans. Under the executive officer's Rule 10b5-1 trading plans, depending on the future trading price of our stock, a total of up to 588,874 shares may be sold during the 90-day period following the date of this prospectus. The executive officer has also executed a lock-up agreement in connection with our initial public offering that expires on December 3, 2007, subject to extension or modification as discussed below, and that does not provide for this exception.

          The 180-day contractual lock-up period relating to our initial public offering and the 90-day contractual lock-up period relating to this offering may be extended or reduced as described below. If during the last 17 days of the relevant contractual lock-up period we issue an earnings release or announce material news or a material event, the contractual lock-up period will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event. With respect to the 180-day contractual lock-up period entered into in connection with our initial public offering, if we announce, prior to the expiration of the contractual lock-up period, that we will release earnings results during the 15-day period following the last day of the contractual lock-up period, the lock-up restrictions on resale will be automatically extended until the expiration of the 18-day period beginning on the date of the release of the earnings results. With respect to the 90-day contractual lock-up period entered into in connection with this offering, prior to the expiration of the contractual lock-up period, if we announce that we will release earnings results during the 15-day period following the last day of the contractual lock-up period, the lock-up restrictions on resale will expire on the day 18 days prior to the scheduled earnings release so long as we issue a press release and accompanying current report on Form 8-K announcing the early release date at least three days before the early release date. If we do not publicly announce the early release date by such time, the lock-up restrictions will instead continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release. Additionally, in any event the lock-up period entered into in connection with this offering will continue through and including January 15, 2008.

          In addition, 4,980,573 shares of common stock subject to a 180-day contractual lock-up with us relating to our initial public offering will become eligible for sale in the public market on December 3, 2007. We may release these shares from these restrictions at our discretion without the prior written consent of either Goldman, Sachs & Co. or Lehman Brothers Inc.

          In addition, as of June 30, 2007, we had options to purchase a total of 8,446,958 shares of our common stock outstanding under our equity incentive plans, of which 2,319,237 were vested. We have filed a Form S-8 registration statement to register all of the shares issuable under our equity incentive plans. The market price of shares of our common stock may drop significantly when the restrictions on resale by our existing stockholders lapse and our stockholders are able to sell shares of our common stock into the market. A decline in the price of shares of our common stock may cause you to lose part or all of your investment in our shares of common stock.

          Some of our existing stockholders have demand and incidental registration rights to require us to register with the Securities and Exchange Commission up to 45,064,641 shares of our common stock. If we register these shares of common stock, the stockholders would be able to sell those shares freely in the public market.

          See the section titled "Shares Eligible for Future Sale" for a discussion of the lock-up agreements and other transfer restrictions.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

          We do not expect to pay cash dividends on our common stock, including the common stock issued in this offering. Any future dividend payments are within the absolute discretion of our board of directors and will depend on, among other things, our results of operations, working capital requirements, capital expenditure requirements, financial condition, contractual restrictions, business opportunities, anticipated cash needs, provisions of applicable law and other factors that our board of directors may deem relevant. We may not generate sufficient cash from operations in the future to pay dividends on our common stock. See "Dividend Policy."

Insiders will continue to have substantial control over us after this offering and will be able to influence corporate matters.

          Upon completion of this offering, our directors and executive officers and their affiliates will beneficially own, in the aggregate, approximately 56.8% of our outstanding common stock, assuming no exercise of the underwriters' option to purchase additional shares. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a third-party from acquiring control over us. For information regarding the ownership of our outstanding stock by our executive officers and directors and their affiliates, see the section titled "Principal and Selling Stockholders."

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

          The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

Anti-takeover provisions in our charter documents and Delaware law could discourage, delay or prevent a change in control of our company and may affect the trading price of our common stock.

          We are a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change in control would be beneficial to our existing stockholders. In addition, our restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. Our restated certificate of incorporation and amended and restated bylaws:

  •
  authorize the issuance of "blank check" preferred stock that could be issued by our board of directors to thwart a takeover attempt;

  •
  establish a classified board of directors, as a result of which the successors to the directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following their election;

  •
  require that directors only be removed from office for cause and only upon a supermajority stockholder vote;

  •
  provide that vacancies on the board of directors, including newly created directorships, may be filled only by a majority vote of directors then in office;

  •
  limit who may call special meetings of stockholders;

  •
  prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders; and

  •
  require supermajority stockholder voting to effect certain amendments to our restated certificate of incorporation and amended and restated bylaws.

          For more information regarding these and other provisions, see the section titled "Description of Capital Stock — Anti-Takeover Effects of Our Charter and Bylaws and Delaware Law."

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

          Our management will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds of this offering in ways that increase the value of your investment. We expect to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures, which may in the future include investments in, or acquisitions of, complementary businesses, services or technologies. We have not allocated these net proceeds for any specific purposes. You will not have the opportunity to influence our decisions on how to use the net proceeds from this offering.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this prospectus regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans, objectives of management and expected market growth are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements include, among other things, statements about:

  •
  our ability to attract and retain customers;

  •
  our financial performance;

  •
  our research and development activities;

  •
  the advantages of our products and services as compared to those of others;

  •
  our ability to establish and maintain intellectual property rights;

  •
  our ability to retain and hire necessary employees and appropriately staff our operations; and

  •
  our estimates regarding capital requirements and needs for additional financing.

          We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

          You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

          We estimate that we will receive net proceeds from this offering of approximately $88.2 million, based on the public offering price of $24.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares, we estimate that we will receive an additional $27.4 million in net proceeds. At the public offering price of $24.00 per share, the selling stockholders will receive approximately $94.2 million from their sale of our common stock in this offering, after deducting the underwriting discount. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. Our president and chief executive officer is selling shares of common stock in this offering. See "Principal and Selling Stockholders."

          We intend to use the net proceeds from this offering for working capital and other general corporate purposes, which may include financing our growth, developing new products, and funding capital expenditures, acquisitions and investments. In addition, the other principal purposes for this offering are to:

  •
  facilitate our future access to the public capital markets;

  •
  increase our visibility in our markets;

  •
  provide liquidity for our existing stockholders;

  •
  improve the effectiveness of our equity compensation plans in attracting and retaining key employees; and

  •
  enhance our ability to acquire other businesses, products or technologies.

We have not yet determined with any certainty the manner in which we will allocate these net proceeds. Management will retain broad discretion in the allocation and use of the net proceeds from this offering. The amounts and timing of these expenditures will vary depending on a number of factors, including the amount of cash generated by our operations, competitive and technological developments, and the rate of growth, if any, of our business. For example, if we were to expand our operations more rapidly than anticipated by our current plans, a greater portion of the proceeds would likely be used for the construction and expansion of facilities, working capital and other capital expenditures. Alternatively, if we were to engage in an acquisition that contained a significant cash component, some or all of the proceeds might be used for that purpose.

          Although we may use a portion of the proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business, we have no present understandings, commitments or agreements to enter into any acquisitions or make any investments. We cannot assure you that we will make any acquisitions or investments in the future.

          Pending specific utilization of the net proceeds as described above, we intend to invest the net proceeds of the offering in short-term investment grade and U.S. government securities.

PRICE RANGE OF COMMON STOCK

          Our common stock commenced trading on the Nasdaq Global Market under the symbol "STAR" on June 6, 2007. The following table sets forth, for the periods indicated, the high and low reported sales prices of our common stock as reported on the Nasdaq Global Market:

	High	Low
2007
Second quarter (from June 6, 2007)	$17.00	$13.29
Third quarter	$24.11	$13.55
Fourth quarter (through October 31, 2007)	$31.67	$21.42

          As of October 31, 2007, there were 378 holders of record of our common stock. The last reported sale price of the common stock on October 31, 2007 was $24.78 per share.

DIVIDEND POLICY

          We have never paid or declared any cash dividends on our common stock. We currently intend to retain earnings, if any, to finance the growth and development of our business, and we do not expect to pay any cash dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of the board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in current or future financing instruments, and other factors the board deems relevant.

CAPITALIZATION

          The following table sets forth our capitalization as of June 30, 2007:

  •
  on an actual basis; and

  •
  on an as adjusted basis to reflect our issuance and sale of 3,880,000 shares of common stock in this offering at the public offering price of $24.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us.

          You should read this table together with our financial statements and the related notes appearing at the end of this prospectus and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus.

	As of June 30, 2007
	Actual	As Adjusted
	(unaudited) (in thousands, except share and per share data)
Stockholders' equity:
Preferred stock, $0.001 par value:
5,000,000 shares authorized and no shares issued or outstanding, actual or as adjusted	—	—
Common stock, $0.001 par value:
250,000,000 shares authorized, 63,969,186 shares issued and outstanding, actual and 67,849,186 shares issued and outstanding, as adjusted(1)	$64	$68
Additional paid-in capital	252,220	340,413
Accumulated other comprehensive loss	(9)	(9)
Accumulated deficit	(99,831)	(99,831)

Total stockholders' equity	$152,444	$240,641

(1)
For accounting purposes only, the number of issued and outstanding shares does not include 555,483 shares of restricted stock. These shares are subject to repurchase by us until such shares are vested. See Note 11 to our consolidated financial statements for more information.

          The table above is based on 64,524,669 shares of our common stock outstanding as of June 30, 2007 and does not include:

  •
  8,446,958 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2007 at a weighted average exercise price of $3.43 per share, of which options to purchase 2,319,237 shares were exercisable as of June 30, 2007 at a weighted average exercise price of $1.14 per share; and

  •
  3,481,108 shares of common stock available for future issuance under our equity compensation plans as of June 30, 2007.

SELECTED CONSOLIDATED FINANCIAL DATA

          The following tables summarize our consolidated financial data for the periods presented. You should read the following selected consolidated financial data in conjunction with our financial statements and the related notes appearing at the end of this prospectus and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus.

          We have derived the statement of operations data for the years ended December 31, 2004, 2005 and 2006 and the balance sheet data as of December 31, 2005 and 2006 from our audited consolidated financial statements, which are included in this prospectus. We have derived the statement of operations data for the year ended December 31, 2003 and the balance sheet data as of December 31, 2003 and 2004 from our audited consolidated financial statements, which are not included in this prospectus. We have derived the statement of operations data for the year ended December 31, 2002 and the balance sheet data as of December 31, 2002 from our unaudited consolidated financial statements, which are not included in this prospectus. We derived the consolidated financial data for the six months ended June 30, 2006 and 2007 and as of June 30, 2007 from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as our audited financial statements and include all adjustments, consisting of normal recurring adjustments and accruals, necessary for the fair statement of the financial information set forth in those statements. Our historical results for any prior period are not necessarily indicative of results to be expected for any future period.

	Year Ended December 31,					Six Months Ended June 30,
	2002	2003	2004	2005	2006	2006	2007
	(unaudited)					(unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Revenues	$—	$182	$34,395	$59,660	$94,350	$34,823	$58,496
Cost of revenues	410	1,109	13,445	13,643	27,726	7,998	14,083

Gross profit	(410)	(927)	20,950	46,017	66,624	26,825	44,413

Operating expenses:
Research and development	18,500	14,748	13,303	18,107	25,980	9,705	17,651
Sales and marketing	4,417	8,289	18,445	19,785	30,311	12,745	15,936
General and administrative	1,954	2,470	3,185	7,352	8,515	3,499	6,242

Total operating expenses	24,871	25,507	34,933	45,244	64,806	25,949	39,829

Income (loss) from operations	(25,281)	(26,434)	(13,983)	773	1,818	876	4,584
Other income (expense), net	(484)	(8)	95	644	2,237	848	1,509

Income (loss) before income tax expense	(25,765)	(26,442)	(13,888)	1,417	4,055	1,724	6,093
Income tax expense	—	—	(160)	(513)	(413)	(143)	(407)

Net income (loss)	$(25,765)	$(26,442)	$(14,048)	$904	$3,642	$1,581	$5,686

Net income (loss) per share applicable to common stockholders:
Basic	$(8.84)	$(6.39)	$(3.28)	$(0.97)	$(0.62)	$(0.35)	$0.04

Diluted	$(8.84)	$(6.39)	$(3.28)	$(0.97)	$(0.62)	$(0.35)	$0.03

Weighted average shares used in computing net income (loss) per share applicable to common shareholders:
Basic	3,223	4,825	6,197	6,642	7,026	6,838	15,864

Diluted	3,223	4,825	6,197	6,642	7,026	6,838	21,769

	As of December 31,
						As of June 30, 2007
	2002	2003	2004	2005	2006
	(unaudited)					(unaudited)
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$13,653	$2,036	$20,819	$37,489	$60,154	$157,165
Working capital	11,090	1,889	10,002	41,490	19,305	139,441
Total assets	21,412	17,262	63,892	84,353	104,267	214,709
Indebtedness	—	—	197	33	—	—
Redeemable convertible preferred stock	56,786	64,153	97,043	122,282	130,270	—
Total stockholders' equity (deficit)	(46,434)	(77,091)	(97,092)	(103,202)	(105,511)	152,444

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

          Starent Networks is a leading provider of infrastructure hardware and software products and services that enable mobile operators to deliver multimedia services to their subscribers. We have created hardware and software products that provide network functions and services, including access from a wide range of radio networks to the operator's packet core network. Our products and services also provide management of subscriber sessions moving between networks and application of billing and other session policies. Our products and services provide high performance and system intelligence by combining significant computing power, memory and traffic handling capabilities with a flexible, high availability operating system and other proprietary software. Our products integrate multiple network functions and services needed for the delivery of advanced multimedia services, such as video, Internet access, voice-over-IP, e-mail, mobile TV, photo sharing and gaming.

          Our products consist of both hardware and software and can be configured to meet a number of customer needs. A typical purchase consists of our ST16, the Starent operating system and other proprietary software, and our Starent Web EMS management system. In April 2007 we announced the ST40, which provides improved performance, capacity and functionality and became generally available in the third quarter of 2007. A customer typically purchases our products with specific capacity and functionality, and may upgrade their system over time through a combination of software and hardware purchases. We sell our products and services to mobile operators around the world both directly and indirectly through our relationships with OEMs, system integrators and distributors. Since the first commercial deployment of our products in 2003, our products have been deployed by over 60 mobile operators in 25 countries. To date, we have had the greatest success in the CDMA market, but have begun to focus on the GSM/UMTS market. We believe penetration of the GSM/UMTS market is important to our future growth since mobile operators utilizing this technology provide services to approximately 80% of the worldwide mobile voice and data services subscribers.

          We received our first purchase order from one of the world's largest GSM operators in June 2006 and have expanded our relationship with this customer during 2007. We plan to continue to expand our current relationships, and to develop new relationships, with GSM/UMTS mobile operators. Many of these operators are located outside of the United States and developing these relationships requires significant time and various interoperability and verification testing. Therefore, these activities will require continued substantial investment in our sales and marketing personnel. We expect to begin recording revenues from shipments of the ST40 in the fourth quarter of 2007. Our revenue growth will depend on the acceptance of our ST40, the continued acceptance of our ST16 and applications and services related to our platforms, further penetration of the GSM/UMTS market, increased adoption of mobile multimedia services and continued migration to packet-based networks by mobile operators.

          Since our inception in August 2000, we have raised an aggregate of approximately $227 million through a series of equity financings, a portion of which we invested in expanding our research and development organization, building our sales force and initiating our marketing and administration operations. We have incurred significant losses to date, and as of June 30, 2007 we had an accumulated deficit of $99.8 million. We became profitable in 2005 and were also profitable in 2006 and in the first half of 2007. Our profitability will be affected by additional expenses that we incur to expand sales, marketing, research and development and general and administrative capabilities in order to grow our business.

          We maintain our corporate headquarters in Tewksbury, Massachusetts, and also have sales and development offices in various locations worldwide. We conduct our research and development activities at two locations in India and two locations in the United States. As of June 30, 2007, we had 501 employees worldwide. Our revenues for 2006 were $94.4 million and $58.5 million for the six months ended June 30, 2007, our net income for 2006 was $3.6 million and $5.7 million for the six months ended June 30, 2007 and we had $63.7 million and $40.9 million of deferred revenue as of December 31, 2006 and June 30, 2007, respectively.

  Revenues

          Our revenues consist of both product revenues and services revenues. We derive product revenues from the sale of our hardware products and the licensing of our software. Services revenues are generated from:

  •
  maintenance and technical support associated with our software;

  •
  hardware repair and maintenance services; and

  •
  implementation, training and professional services.

          We recognize revenue in accordance with Statement of Position, or SOP 97-2, Software Revenue Recognition and SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions. Accordingly, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collection is probable.

          Mobile operators can purchase our products and license our software in various configurations, depending on their requirements for capacity, features and protocols. Typically, a mobile operator purchases a small amount of equipment for testing and trial purposes and, once testing is complete, purchases the necessary products to meet their initial capacity and feature requirements. As their capacity requirements increase, operators may purchase additional hardware or license additional software. The level of our sales is significantly influenced by the extent to which mobile operators make capital investments to enhance and expand their networks to provide multimedia services. Mobile operators' capital investments will be influenced by the demand for multimedia services by their customers.

          We offer our products and services through our direct sales force to mobile operators and indirectly through relationships with OEMs, system integrators and distributors. The OEMs, system integrators and distributors generally purchase our products after they have received a purchase order from their customers and do not maintain an inventory of our products in anticipation of sales to their customers.

          In 2004, we entered into OEM agreements with Nortel Networks relating to the CDMA market and the GSM/UMTS market. Sales to Nortel Networks, all of which were made under the CDMA agreement, accounted for more than 40% of our revenues in 2006. In December 2006, we terminated both OEM agreements. Under the terms of the CDMA agreement, Nortel Networks has a right to continue to purchase our CDMA products for delivery through December 2008. Although the termination of the CDMA agreement could disrupt our relationships with CDMA mobile operators formerly serviced by Nortel Networks, we have established and continue seeking to establish additional direct sales relationships with other CDMA operators formerly serviced by Nortel Networks. In addition, we are currently in discussions to establish a new reseller relationship with Nortel Networks. As a result, we do not believe that the termination of the Nortel Networks OEM agreements will significantly impact our revenues.

          We believe our revenues will vary significantly from period-to-period as a result of the following:

  •
  Fluctuations in the timing of customer orders.  Mobile operators require significant lead times to incorporate changes and enhancements into their networks to ensure the various network components are interoperable. These lead times and interoperability testing requirements result in an extended sales cycle and can lead to uneven purchasing patterns. In addition, our reliance on a relatively small number of customers placing relatively few but large orders contributes to the variability of our revenues.

  •
  The timing of revenue recognition in relation to the shipment of products.  Our products contain software which is not incidental to our products. Therefore, we recognize revenue pursuant to the requirements of SOP 97-2. Due to the requirements of this statement and its related interpretations, certain features of our customer arrangements, such as customer acceptance terms in many of our customer contracts and the need for us to establish fair values of our products and services based on facts specific to our operations, we often defer recognition of revenue for a significant period of time after shipment.

          The variability of our revenues directly impacts our operating performance in any particular period since a significant portion of our operating costs, such as prototypes and related equipment and sales commissions, are either fixed in the short-term or may not vary proportionately with recorded revenues.

  Cost of Revenues

          Cost of revenues consists of costs of products sold and services provided. Cost of products consists primarily of payments to a third party manufacturer for purchased materials and services and internal costs, such as salaries and benefits related to personnel, provision for inventory obsolescence and related overhead. The use of an outsourced manufacturer enables us to conserve working capital, adjust to fluctuations in demand and provide for timely delivery to our customers. Cost of services consists primarily of salaries and benefits related to professional services and technical support personnel, product repair costs, depreciation and related overhead.

  Gross Profit

          Our gross profit has been, and will be, affected by many factors, including the demand for our products and services, the average selling price of our products, which in turn depends on the mix of product configurations sold, new product introductions, the region of the world in which our customers are located and the volume and costs of manufacturing our hardware products.

  Operating Expenses

          Our operating expenses consist primarily of personal costs including salaries, commissions bonuses, share-based compensation and related benefits and taxes; prototype costs related to the design and development of new products and enhancement of existing products; and consulting, travel and depreciation expenses. The expenses are classified into the following categories for reporting purposes: research and development, sales and marketing and general and administrative. Following is a brief description of the key types of expenses in each of the categories.

  •
  Research and development expense consists primarily of personnel costs, prototype costs, consulting services and depreciation. Research and development activities, including hardware and software development and quality assurance testing, primarily occur at two locations in the United States and two locations in India.

  •
  Sales and marketing expense consists primarily of personnel costs, travel and marketing programs such as trade shows. Commissions are a significant component of our sales personnel costs and are recorded as expense when earned which is not necessarily directly proportionate to the amount of revenues recorded since commissions are generally earned at the time we accept customer orders and revenue is recorded once all revenue recognition criteria have been met.

  •
  General and administrative expense consists primarily of personnel costs related to our executive, finance, human resource and information technology organizations, professional fees, insurance and other related overhead.

  Other Income (Expense)

          Other income (expense) primarily consists of interest income earned on cash and short-term investments. We have historically invested our cash in money market funds and other short-term, high-grade investments.

          Other income (expense) also includes gains (losses) from foreign currency transactions of our foreign subsidiaries. The functional currency of our foreign operations is the U.S. dollar. Accordingly, all assets and liabilities, except certain long-term assets, of these international subsidiaries are remeasured into U.S. dollars using the exchange rates in effect at the balance sheet date. Revenues and expenses of these international subsidiaries are generally remeasured into U.S. dollars at the average rates in effect during the year.

  Accretion of Redeemable Convertible Preferred Stock

          Accretion of redeemable convertible preferred stock includes accrued dividends on each series of our preferred stock.

Application of Critical Accounting Policies and Use of Estimates

          Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements and related disclosures require us to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ significantly from these estimates under different assumptions or conditions.

          We believe that of our significant accounting policies, which are described in note 3 to the financial statements included in this prospectus, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, we believe these are the most critical to fully understand and evaluate our financial condition and results of operations.

  Revenue Recognition

          Generally, our revenues are generated through fulfillment of contractual arrangements that contain multiple elements, including equipment with embedded software and services, such as installation, training, consulting and maintenance and support, known as M&S. We recognize revenue in accordance with Statement of Position, or SOP 97-2, Software Revenue Recognition and SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions. Accordingly, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collection is probable. Certain of these requirements, most notably the customer acceptance terms generally included in our contracts and our need to establish fair values of our products and services based on facts specific to our operations, are critical to the timing and extent of our revenue recognition. As a result of these factors, a significant majority of our contractual arrangements result in the deferral of revenue and the time period for deferral may be significant. In addition, in certain circumstances, pricing considerations must be assessed to determine whether the price is fixed or determinable.

          Product revenues consist of revenues from sales of our hardware and licensing of our software. Product sales generally include a perpetual license to our software. Product revenues are generally recognized at shipment or upon customer acceptance, assuming all other revenue recognition criteria are met. Substantially all of our products have been sold in conjunction with product support services, which consist of software updates and product support. Software updates provide customers with rights to unspecified software product upgrades and to maintenance releases and patches released during the term of the support period. Revenues for support services are recognized on a straight-line basis over the service contract term, which is generally 12 to 15 months.

          Pursuant to SOP 97-2 revenue is allocated to deliverables based on vendor specific objective evidence of fair value, known as VSOE, when VSOE exists. Generally, all revenues for an arrangement are deferred when VSOE does not exist for any undelivered element. However, revenue is recognized ratably over the contractual M&S period when M&S is the only undelivered element. If VSOE exists for the undelivered elements, but not the delivered elements, revenue is recognized under the residual method set forth in SOP 98-9, which provides that revenue is recognized based on the difference between the total arrangement fee and the VSOE of the undelivered elements. Revenue for the undelivered elements is then recorded as those elements are delivered. When we defer revenue in an arrangement, the related product costs are also deferred, subject to their realizability, and recognized over the same period as the related revenue.

          The determination of VSOE is highly judgmental and is a key factor in determining whether revenue may be recognized or must be deferred and the extent to which it may be recognized once the various elements of an arrangement are delivered. We assess VSOE based on previous sales of products and services, the type and size of customer, renewal rates in contracts and the geographic location of the customer. We monitor VSOE on an ongoing basis. As noted above, most of our arrangements include multiple elements, some of which are delivered in or over future periods. Therefore a change in our assessment of, or our inability to establish, VSOE for products or services may result in significant variation in our revenues and operating results.

          In arrangements where cash consideration is paid to a customer, the payments are recorded in accordance with EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products), which generally requires the consideration be recorded as a reduction of revenues.

  Share-Based Compensation

          Prior to January 1, 2006, we accounted for our stock-based awards to employees using the intrinsic value method prescribed in Accounting Principles Board, or APB, Opinion 25, Accounting for Stock Issued to Employees, and related interpretations. Under the intrinsic value method, compensation expense is measured on the date of the grant as the difference between the deemed fair value of our common stock and the exercise or purchase price multiplied by the number of stock options or restricted stock awards granted. In addition, through December 31, 2005, we accounted for share-based compensation expense for non-employees using the fair value method prescribed by SFAS 123, applying the Black-Scholes option-pricing model, and recorded the fair value, for financial reporting purposes, of non-employee stock options as an expense over either the vesting term of the option or the service period.

          In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS 123R, Share-Based Payment, which requires companies to expense the fair value of employee stock options and other forms of share-based compensation. We adopted SFAS 123R effective January 1, 2006. SFAS 123R requires nonpublic companies that used the minimum value method in SFAS 123 for either recognition or pro forma disclosures to apply SFAS 123R using the prospective-transition method. As such, we will continue to apply APB Opinion 25 in future periods to equity awards outstanding prior to the date of our adoption of SFAS 123R. In accordance with SFAS 123R, we will recognize the compensation cost of stock-based awards on a graded-vesting basis over the vesting period of the award. Effective with the adoption of SFAS 123R, we have elected to use the Black-Scholes option pricing model to determine the weighted average fair value of stock options granted or modified.

          For the year ended December 31, 2006 and the six months ended June 30, 2007, we recorded expense of $1.7 million and $4.8 million, respectively, in connection with stock-based awards. As of June 30, 2007, we had $14.8 million of unrecognized expense related to non-vested options. This expense is expected to be recognized over a weighted average period of 1.2 years.

          As there was no public market for our common stock prior to our initial public offering, we have determined the volatility for options granted after January 1, 2006 based on an analysis of reported data for a peer group of companies that issued options with substantially similar terms. The expected volatility of options granted has been determined using an average of the historical volatility measures of this peer group of companies. The expected volatility for options granted after January 1, 2006 was 64-68%. The expected life of options has been determined utilizing the "simplified" method as prescribed by the SEC's Staff Accounting Bulletin No. 107, Share-Based Payment. The expected life of options granted during each of the year ended December 31, 2006 and the six months ended June 30, 2007 was 6.25 years and the weighted average risk free interest rate was 4.61-4.76%. The risk-free interest rate is based on a U.S. treasury instrument whose term is consistent with the expected life of the stock options. We have not paid, and do not anticipate paying, cash dividends on our shares of common stock; therefore, the expected dividend yield was assumed to be zero. In addition, SFAS 123R requires companies to utilize an estimated forfeiture rate when calculating the expense for the period. As a result, we applied an estimated forfeiture rate of 3%, based on a review of our historical forfeitures, to determine the expense recorded in our consolidated statements of operations. If this rate changes in future periods, our stock compensation expense may increase or decrease significantly.

          In accordance with APB Opinion 25, share-based compensation expense resulted from stock option grants at exercise prices that, for financial reporting purposes, were deemed to be below the estimated grant date fair value of the underlying common stock. During the years ended December 31, 2004 and 2005, we granted options to purchase 4,152,000 shares of our common stock to our employees and consultants. No compensation cost related to stock-based awards to employees was recorded for the years ended December 31, 2004 and 2005, as the exercise prices were deemed to equal or exceed the grant date fair value of common stock.

          During 2004 and 2005, we relied on our board of directors, the members of which have extensive experience in the industry in which we operate and all but one of whom are non-employee directors, to determine a reasonable estimate of the then fair value of our common stock. Given the absence of an active market for our common stock, our board of directors determined the estimated fair value of our common stock on the date of grant based on several factors, including:

  •
  the grants involved private, early stage company securities that were not liquid;

  •
  the prices at which our convertible preferred stock was issued by us to investors in transactions in February 2004 and from May to September 2005 considering the rights, preferences and privileges of the convertible preferred stock relative to the common stock;

  •
  important developments relating to our product;

  •
  our stage of development and business strategy;

  •
  our operating results;

  •
  the likelihood of achieving a liquidity event for shares of common stock, such as an initial public offering or sale of our company, given prevailing market conditions; and

  •
  the state of the new issue market for similarly situated technology companies.

          During 2004 and 2005, our board also considered our customer base and our prospects for future growth. The board noted that our bookings and revenues were generated almost exclusively from CDMA operators. However, because a majority of worldwide subscribers are served by GSM/UMTS operators, management and the board of directors believed it was crucial for us to penetrate the GSM/UMTS market before we could achieve a level of sustainable business growth that would enable any liquidity scenarios to be practical. At the time of each option grant during 2004 and 2005, the board considered the factors discussed above and at various points throughout this period valued our common stock between $0.30 and $1.65 per share.

          In February 2006, our board requested that an independent firm perform a contemporaneous valuation of our common stock. Our board engaged Gordon Associates Inc., an independent third-party valuation firm, to perform this valuation. In connection with this valuation, the valuation firm considered various liquidity alternatives, but determined that the probabilities and timing of the alternative liquidity scenarios could not be reliably estimated. The valuation firm determined that the fair value of the common stock as of February 22, 2006 was $1.49 per share. On April 18, 2006, our board of directors considered the results of the independent valuation, as well as other factors our board deemed relevant, including that we had not yet penetrated the GSM/UMTS market, and decided to continue to value our common stock at $1.65 per share.

          In June 2006, we received a purchase order from one of the world's largest GSM operators. This purchase order represented a significant event in our development as it provided an opportunity to enter into the GSM/UMTS market and provided credibility for our products with other GSM/UMTS operators, including our GSM customer's affiliates that operate networks in a significant number of countries in Europe.

          In August 2006, our board of directors requested the valuation firm to update their February 2006 report. The valuation firm updated their valuation, which resulted in a determination that the value of our common stock as of August 30, 2006 was $1.64 per share. On September 29, 2006, our board of directors considered the results of the August 2006 independent valuation, as well as other factors the board deemed relevant, and decided to continue to value our common stock at $1.65 per share.

          In November 2006, our board of directors requested the valuation firm to perform another valuation, which resulted in a valuation of $5.13 per share of common stock as of November 27, 2006. The November 2006 valuation was prepared utilizing the probability weighted expected return method as prescribed by the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, referred to as the Practice Aid. This valuation took into consideration the following scenarios:

  •
  completion of an initial public offering;

  •
  sale to a strategic acquirer;

  •
  remaining private; and

  •
  liquidation at a price at or below the liquidation preference.

          On December 14, 2006, our board of directors considered the results of the November 2006 valuation and determined to value our common stock at $5.13 per share as of that date.

          In connection with the preparation of our financial statements for the year ended December 31, 2006, we examined the valuations of our common stock after June 2006, the point in time of our first significant GSM/UMTS purchase order. As noted above, the $5.13 per share value determined in the November 2006 valuation was utilized for financial reporting purposes to record share-based compensation for awards granted on December 14 and December 22, 2006. We retrospectively reviewed the August 2006 valuation for financial reporting purposes and prepared an analysis of that valuation that included the values of the alternative liquidation scenarios as determined in the November 2006 valuation. As a result of this analysis, we retrospectively determined that the fair value of our common stock for financial reporting purposes as of the June, September and October 2006 stock option grant dates was $1.92, $3.99, and $4.49 per share, respectively.

          In January 2007 and again in March 2007, our board of directors requested the valuation firm to update their November 2006 valuation. The valuation firm conducted these valuation updates utilizing the probability weighted expected return method as prescribed by the Practice Aid, and considered the same scenarios as utilized in the November 2006 valuation. The valuation firm's January 2007 update resulted in a determination that the value of our common stock as of January 26, 2007 was $5.87 per share. On February 8, 2007, our board of directors considered the results of the January 2007 independent valuation, as well as other factors the board deemed relevant, and determined to value our common stock at $5.87 per share as of that date. The valuation firm's March 2007 update resulted in a determination that the value of our common stock as of March 19, 2007 was $7.58 per share. On April 13, 2007, our board of directors considered the results of the March 2007 independent valuation, as well as other factors the board deemed relevant, and determined to value our common stock at $8.25 per share as of that date.

          The following is a summary of stock option and restricted stock grants during 2006 and through April 2007:

Grants Made During 2006 and through April 2007	Number of Option and Restricted Shares Granted(a)	Exercise or Purchase Price		Fair Value of Common Stock
February 2, 2006	48,665	$1.65(b	)	$1.65
April 18, 2006	971,970	1.65(c	)	1.65
June 15, 2006	225,997	1.65(c	)	1.92	(e)
September 29, 2006	1,230,640	1.65(c	)	3.99	(e)
October 25, 2006	23,999	1.65(c	)	4.49	(e)
December 14, 2006	363,653	5.13(d	)	5.13
December 22, 2006	199,998	5.13(d	)	5.13
January 10, 2007	266,666	5.13(c	)	5.13
February 8, 2007	433,333	5.87(d	)	5.87
February 9, 2007	384,619	5.87(d	)	5.87
March 2, 2007	47,330	5.87(d	)	5.87
April 13, 2007	1,066,628	8.25(c	)	8.25

(a)
Excludes an aggregate of 3,252 shares of restricted stock granted to our employees at no cost during 2006 and 2007. These shares of restricted stock vested immediately upon grant. We recorded compensation expense for these stock grants based upon the fair value of our common stock on the date of grant as determined by our board of directors.

(b)
The exercise or purchase price for the award was equal to the fair value of our common stock as determined in a contemporaneous valuation by our board of directors.

(c)
The exercise or purchase price for the award was equal to the fair value of our common stock as determined in a contemporaneous valuation by our board of directors, which considered, among other factors, the then most recent common stock valuation performed by the valuation firm. The exercise price was at least equal to the fair market value as determined in the then most recent valuation.

(d)
The exercise or purchase price for the award was equal to the fair value of our common stock as determined by our board of directors, based upon a contemporaneous valuation of our common stock by the valuation firm.

(e)
Retrospectively reassessed for financial reporting purposes in connection with the preparation of our financial statements for the year ended December 31, 2006.

          As described above, the determination of the fair value of our common stock required the assessment of many quantitative and qualitative factors. Examples of these factors include the following:

  •
  our capital structure, including preferential payments, dividend rights and restrictions;

  •
  the lack of an active public market for our common and preferred stock;

  •
  industry background and information;

  •
  developments relating to our products and services;

  •
  our financial results, both actual and forecasted; and

  •
  performance of similarly situated technology companies.

Our board of directors determined the fair value of our common stock taking into consideration these factors and the results of the various valuations prepared by our valuation firm, as indicated in the table above.

          On May 15, 2007, we, in consultation with the managing underwriters of our initial public offering, determined our estimated offering price range of $9.00 to $11.00 per share. The estimated initial public offering price range was based on current market conditions and updated comparable company market data, and was contingent on our continuing business execution. From February 2, 2006 through April 13, 2007, we granted share-based awards as indicated in the table above. During this period, the value of our common stock increased primarily as a result of our improved operating results, our success developing relationships with GSM/UMTS operators and the increased probability of a potential initial public offering. Based on the increased probability of a potential initial public offering, the discount used by our valuation firm for the lack of an active market for our common stock was reduced from 30% in the February 2006 valuation to 10% in the March 2007 valuation. The difference between the fair value of our common stock on each grant date and $10.00, the mid-point of the initial estimated price range for our initial public offering filed with the SEC on May 18, 2007, declined in each quarter since the beginning of 2006.

          The significant factors contributing to the difference between the fair value of our common stock as determined by our board of directors and the initial estimated price range for our initial public offering filed with the SEC on May 18, 2007 were:

  •
  a discount for lack of a public market for our common stock was not included in determining the estimated initial public offering price;

  •
  our operating results improved as revenues were $27.6 million in the first quarter of 2007, a 92% increase over the first quarter of 2006;

  •
  the valuation firm utilized market and income approaches in their valuations while only a market comparable approach was applied in determining the estimated initial public offering price; and

  •
  companies considered in the market comparable approach used to determine the estimated initial public offering price included companies recently completing public offerings.

  Inventory

          We carry our inventory at the lower of historical cost or net realizable value assuming inventory items are consumed on a first-in, first-out basis. We recognize inventory losses based on obsolescence and levels in excess of forecasted demand. In these cases, inventory is written down to estimated realizable value based on historical usage and expected demand. Inherent in our estimates of market value in determining inventory valuation are estimates related to economic trends, future demand for our products and technical obsolescence of our products. If future demand or market conditions are less favorable than our projections, additional inventory write-downs could be required and would be reflected in the cost of revenues in the period the revision is made. To date, we have not been required to revise any of our assumptions or estimates used to determine our inventory valuations.

          When products have been delivered, but the product revenues associated with the arrangement have been deferred as a result of not meeting the revenue recognition criteria required by SOP 97-2, we defer the related inventory costs for the delivered items.

  Income Taxes

          We are subject to income taxes in both the United States and foreign jurisdictions and we use estimates in determining our provisions for income taxes. We account for income taxes in accordance with SFAS 109, Accounting for Income Taxes, which is the asset and liability method for accounting and reporting for income taxes. Under SFAS 109, deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and income tax bases of assets and liabilities using statutory rates.

          As of December 31, 2006, we had U.S. federal net operating loss carryforwards for income tax purposes of $63.1 million that expire beginning in 2022 and state net operating loss carryforwards of $65.5 million that expire beginning in 2007. We also had U.S. federal tax credits of $3.0 million that expire beginning in 2020 and state research and development credits of $652,000 that expire beginning in 2018. The Internal Revenue Code contains provisions that limit the net operating losses and tax credit carryforwards available to be used in any given year in the event of certain circumstances, including significant changes in ownership interests, as defined.

          During the year ended December 31, 2006, we recorded income tax expense of $413,000 which consisted primarily of provisions associated with various state and foreign jurisdictions. Income tax expense related to our international subsidiaries generally results from taxable income generated by the subsidiary pursuant to intercompany service agreements. We believe the compensation associated with these service agreements is reasonable in light of the level and nature of services performed by our subsidiaries. However, if a foreign tax jurisdiction or the Internal Revenue Service were to challenge these arrangements, we could be subject to additional income tax expense either in the United States or the foreign jurisdiction.

          Our income tax expense consists primarily of provisions associated with various state and foreign jurisdictions as well as federal alternative minimum tax. Income tax expense related to our international subsidiaries generally results from taxable income generated by the subsidiary pursuant to intercompany service agreements. We believe the compensation associated with these service agreements is reasonable in light of the level and nature of services performed by our subsidiaries. However, if a foreign tax jurisdiction or the Internal Revenue Service were to challenge these arrangements, we could be subject to additional income tax expense either in the United States or the foreign jurisdiction.

          Due to the uncertainty surrounding the realization of our deferred tax assets, based principally on operating losses, we have provided a full valuation allowance against our various tax attributes. We will assess the level of valuation allowance required in future periods based on the available positive and negative evidence at that point in time. Should more positive than negative evidence regarding the realizability of tax attributes exist at a future point in time, the valuation allowance may be reduced or eliminated altogether. Reduction of the valuation allowance, in whole or in part, would result in a non-cash reduction in income tax expense during the period of reduction.

          On January 1, 2007, we adopted the provisions of FASB Interpretation, or FIN, No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109. The new standard defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authorities based solely on the technical merits of the position. If the recognition threshold is met, the tax benefit is measured and recognized as the largest amount of tax benefit, in our judgment, which is greater than 50% likely to be realized. We did not recognize any change in our reserves for uncertain tax positions as a result of the adoption of this standard. At the adoption date of January 1, 2007, we had approximately $134,000 of unrecognized tax benefits the benefit of which, if recognized, would favorably affect the income tax rate in future periods. At June 30, 2007, we had a liability of approximately $134,000 related to unrecognized tax benefits.

          We recognize interest and penalties related to uncertain tax positions in income tax expense. Upon our adoption of FIN 48 and at June 30, 2007, we had an immaterial amount of accrued interest and penalties associated with our uncertain tax positions.

          We have accumulated significant losses from our inception in August 2000. Since the net operating losses may potentially be utilized in future years to reduce taxable income, all of our tax years remain open to examination by the major taxing jurisdictions to which we are subject.

  Research and Development Expense

          Research and development expense includes costs incurred to develop intellectual property. Research and development costs are charged to operations as incurred. The costs to develop new software and substantial enhancements to existing software are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized. We have determined technological feasibility is established at the time a working model of software is completed. The time period during which costs could be capitalized, from the point of reaching technological feasibility until the time of general product release is short. Consequently, the amounts that could be capitalized are not material to our financial position or results of operations and therefore have been charged to expense as incurred.

Results of Operations

  Comparison of the Six Months Ended June 30, 2006 and 2007

  Revenues

          The following table sets forth our revenues by type and geographic location of our customers.

	Six Months Ended June 30,
	2007		2006		Period-to-Period Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	Percentage
	(dollars in thousands)
Revenues:
Product	$49,573	85%	$29,466	85%	$20,107	68%
Service	8,923	15	5,357	15	3,566	67

Total revenues	$58,496	100%	$34,823	100%	$23,673	68%

Revenues by Customer Type:
Direct	$29,094	50%	$29,886	86%	$(792)	(3)%
Indirect	29,402	50	4,937	14	24,465	496

Total revenues	$58,496	100%	$34,823	100%	$23,673	68%

Revenues by Geography:
United States and Canada	$36,936	63%	$27,353	79%	$9,583	35%
Japan	13,524	23	2,144	6	11,380	531
Korea	6,273	11	324	1	5,949	1,836
Rest of world	1,763	3	5,002	14	(3,239)	(65)

Total revenues	$58,496	100%	$34,823	100%	$23,673	68%

          Revenues increased $23.7 million, or 68%, in the six months ended June 30, 2007 as compared to the same period in 2006, primarily due to increased product sales to existing customers. Product revenues, which include hardware and software sales, increased $20.1 million in the first half of 2007 as compared to the same period in 2006 due primarily to increased sales to major mobile operators in the United States and Canada and an increase related to the recognition of revenue in Japan deferred in prior periods since we delivered previously committed software functionality during the quarter ended June 30, 2007. The increase in revenues from Korea was due primarily to the recognition of approximately $5.5 million that was deferred at December 31, 2006 due to the delivery of specific software functionality during the first quarter of 2007.

  Cost of Revenues and Gross Profit

	Six Months Ended June 30,
	2007		2006		Period-to-Period Change
	Amount	% of Related Revenues	Amount	% of Related Revenues	Amount	Percentage
	(dollars in thousands)
Cost of revenues:
Product	$10,754	22%	$7,294	25%	$3,460	47%
Services	3,329	37	704	13	2,625	373

Total cost of revenues	$14,083	24%	$7,998	23%	$6,085	76%

Gross Profit:
Product	$38,819	78%	$22,172	75%	$16,647	75%
Services	5,594	63	4,653	87	941	20

Total gross profit	$44,413	76%	$26,825	77%	$17,588	66%

          Product gross margin increased three percentage points in the first six months of 2007 as compared to the same period in 2006 due primarily to a higher proportion of software revenue in the first quarter of 2007.

          The $2.6 million increase in cost of services was primarily due to higher personnel costs, depreciation expense and overhead costs associated with additional customer support and training personnel that were added during 2006 and in the first half of 2007. We anticipate cost of services will increase in future periods as we continue to increase the number of customer support personnel we employ and continue to expand our customer support testing facilities.

          Gross profit on services increased 20% during the first six months of 2007 as a result of the increase in our installed base though the increase was at a lower rate than the growth in service revenue due to the increased costs of services described above.

          We believe our overall gross margin for the remainder of 2007 will decrease somewhat from the 76% achieved in the first half of 2007.

  Operating Expenses

	Six Months Ended June 30,
	2007		2006		Period-to-Period Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	Percentage
	(dollars in thousands)
Research and development	$17,651	30%	$9,705	28%	$7,946	82%
Sales and marketing	15,936	27	12,745	37	3,191	25
General and administrative	6,242	11	3,499	10	2,743	78

Total operating expenses	$39,829	68%	$25,949	75%	$13,880	53%

          Personnel Costs.    As discussed above, personnel costs are our largest expense representing 65% of our total operating expenses for the six months ended June 30, 2007. These costs include a cash component and a stock component. The cash component of compensation included in each expense category is set forth below.

	Six Months Ended June 30,
	2007	2006	Change
	(dollars in thousands)
Research and development	$9,468	$6,275	$3,193
Sales and marketing	9,535	8,410	1,125
General and administrative	2,266	1,323	943

Total cash-based compensation in operating expenses	$21,269	$16,008	$5,261

          The increases in personnel costs above were due primarily to a higher number of employees in the six month period ended June 30, 2007 compared to the six month period ended June 30, 2006. We added 115 research and development employees, 32 sales and marketing employees and 15 general and administrative employees since June 30, 2006 resulting in total employees of 501 at June 30, 2007.

          In addition to cash compensation, we provide share-based compensation to our employees which is a significant portion of our personnel costs. These charges increased significantly in the six month period ended June 30, 2007 as compared to the same period of 2006 due primarily to the increase in the fair value of our common stock at the time the share-based awards were granted and our higher number of employees. The share-based compensation included in each expense category is set forth below.

	Six Months Ended June 30,
	2007	2006	Change
Research and development	$2,141	$82	$2,059
Sales and marketing	993	98	895
General and administrative	1,422	44	1,378

Total share-based compensation in operating expenses	$4,556	$224	$4,332

          Research and development.    Research and development expenses increased $7.9 million, or 82%, in the first half of 2007 from the same period in 2006, and the percentage of these costs to revenues also increased. In addition to the increases in personnel costs of $5.3 million described above, prototype costs were $1.6 million higher in the first half of 2007 as compared to the same period of 2006 due primarily to the timing of testing of our ST40 platform.

          We intend to continue to invest significantly in our research and development efforts, which we believe are essential to maintaining our competitive position. Accordingly, we anticipate personnel costs and depreciation expense to increase during the remainder of 2007 as we continue to add quality assurance personnel and increase our test lab facilities.

          Sales and marketing.    For the first half of 2007, sales and marketing expenses increased $3.2 million, or 25%, as compared to the same period in 2006, but were lower as a percentage of revenues. The spending increase was due primarily to higher personnel costs of $2.0 million, higher travel expenses of approximately $514,000 and higher rent and facilities expense.

          We anticipate continuing to increase the number of sales and marketing personnel we employ in future periods to expand our geographic presence, to address specific customer opportunities and to increase our revenues. The commission portion of sales personnel costs may vary significantly if our customer orders differ materially from the quotas established for our sales personnel. In addition, we expect to incur additional expenses such as demonstration and interoperability testing associated with our ST40 platform in existing and new markets.

          General and administrative.    For the six months ended June 30, 2007, general and administrative expenses increased $2.7 million, or 78%, as compared to the same period in 2006 due primarily to the higher cash and share-based personnel costs discussed above and higher consulting expenses of $494,000 related to enhancements to our enterprise financial system.

          We expect general and administrative expense to increase in future periods as we invest in infrastructure to support continued growth and incur additional costs related to operating as a publicly-traded company, including increased audit and legal fees, costs of compliance with securities and other regulations, investor relations and higher insurance premiums. In addition, we expect to incur additional costs associated with our pending litigation.

          Interest income.    Interest income consists of income generated from the investment of our cash balances and short-term investments. Interest income increased $686,000 for the six month period ended June 30, 2007 due to higher average balances and higher rates of return during this period of 2007. In June 2007, our cash and short-term investment balance increased approximately $116.0 million due to the receipt of the net proceeds of our initial public offering.

          Income tax expense.    For the six months ended June 30, 2007, we recorded income tax expense of $407,000 compared to $143,000 in the same period of 2006. The increase in the 2007 period was due primarily to us being subject to federal alternative minimum tax in 2007 and not in 2006. We anticipate that we will be subject to state and foreign income taxes and federal alternative minimum tax in future years. We have significant net operating loss carryforwards and other deferred tax assets, but have recorded a valuation allowance against them due to the uncertainty surrounding the timing and extent of realization of these tax attributes.

          Net income.    Net income increased approximately $4.1 million for the six months ended June 30, 2007 compared to the same period of 2006 due to the items discussed above.

  Comparison of Years Ended December 31, 2005 and 2006

	Year Ended December 31,
					Period-to-Period Change
	2005		2006
	Amount	% of Revenues	Amount	% of Revenues	Amount	Percentage
	(dollars in thousands)
Revenues:
Product	$51,819	87%	$81,061	86%	$29,242	56%
Services	7,841	13	13,289	14	5,448	70

Total revenues	$59,660	100%	$94,350	100%	$34,690	58

Cost of revenues:
Product	$12,285	21%	$25,640	27%	$13,355	109%
Services	1,358	2	2,086	2	728	54

Total cost of revenues	$13,643	23%	$27,726	29%	$14,083	103

Operating expenses:
Research and development	$18,107	30%	$25,980	28%	$7,873	43%
Sales and marketing	19,785	33	30,311	32	10,526	53
General and administrative	7,352	12	8,515	9	1,163	16

Total operating expenses	$45,244	76%	$64,806	69%	$19,562	43%

  Revenues

          The following table sets forth our revenues by type and geographic location of our customers.

	Year Ended December 31,
					Period-to-Period Change
	2005		2006
	Amount	% of Revenues	Amount	% of Revenues	Amount	Percentage
	(dollars in thousands)
Revenues by Customer Type:
Direct	$27,446	46%	$46,964	50%	$19,518	71%
Indirect	32,214	54	47,386	50	15,172	47

Total revenues	$59,660	100%	$94,350	100%	$34,690	58

Revenues by Geography:
United States and Canada	$28,691	48%	$81,687	87%	$52,996	185%
Japan	18,718	31	4,227	4	(14,491)	(77)
Korea	11,731	20	661	1	(11,070)	(94)
Rest of world	520	1	7,775	8	7,255	1,395

Total revenues	$59,660	100%	$94,350	100%	$34,690	58%

          Revenues increased $34.7 million in 2006, primarily due to increased product sales to existing customers and recognition of $39.2 million of revenue that was deferred at December 31, 2005 as compared to the recognition in 2005 of $33.0 million that was deferred at December 31, 2004.

          Product revenues, which include hardware and software sales, increased $29.2 million from 2005 due primarily to increased sales to major mobile operators in the United States and Canada. The decrease in revenues in Japan and Korea was due primarily to the incremental deferral of approximately $8.4 million related to Japan and $5.5 million related to Korea, as compared to the deferral at December 31, 2005. We anticipate these deferred balances will be recognized during 2007. In addition, a portion of the decrease in revenues in Korea was due to 2005 being the final period in which revenues were recognized on a subscription basis on a contract that expired on December 31, 2005. In 2006, $14.0 million of our indirect revenue that had been deferred at December 31, 2005 was recognized based upon us establishing VSOE for maintenance and support services for a type of customer. At that point in time, deferred revenue was adjusted to the fair value of the undelivered services in accordance with SOP 97-2.

          Services revenues increased $5.4 million due primarily to increased maintenance and support services being provided on a larger installed base during 2006.

  Cost of Revenues and Gross Profit

	Year Ended December 31,
					Period-to-Period Change
	2005		2006
	Amount	% of Related Revenues	Amount	% of Related Revenues	Amount	Percentage
	(dollars in thousands)
Cost of Revenues:
Product	$12,285	24%	$25,640	32%	$13,355	109%
Services	1,358	17	2,086	16	728	54

Total cost of revenues	$13,643	23%	$27,726	29%	$14,083	103%

Gross Profit:
Product	$39,534	76%	$55,421	68%	$15,887	40%
Services	6,483	83	11,203	84	4,720	73

Total gross profit	$46,017	77%	$66,624	71%	$20,607	45%

          The $14.1 million increase in cost of revenues was attributable to the increase in hardware and software products sold during 2006 or delivered in previous periods but recognized in revenues during 2006, and higher cost of services.

          Product gross margin percentage decreased 8 percentage points due primarily to the increase in the cost of products sold related to us establishing VSOE for maintenance and support for a type of customer. As described above, we recorded additional revenues in 2006 as a result of the establishment of VSOE; however, the cost of products associated with this revenue was higher because the arrangement obligated us to provide certain products free of charge. We recognized $7.3 million of costs associated with the $14.0 million of revenue that was recognized upon the establishment of VSOE in 2006. This cost in conjunction with lower average selling price for this OEM arrangement resulted in lower gross margin percentage.

          We anticipate our direct sales relationships to contribute a higher percentage of our future revenues, which should result in a higher gross product profit percentage. However, this increase in percentage may be somewhat offset by higher customer support costs as described below.

          During 2006, the $728,000 increase in cost of services was primarily due to higher salaries, incentives and benefits, depreciation expense and overhead costs associated with additional customer support and training personnel that were added during 2006. We anticipate cost of services to increase in future periods as we continue to increase the number of customer support personnel we employ. In addition to the increased number of employees, we plan to expand our customer support testing facilities in 2007 which will increase cost of services. Many of these costs will be fixed in nature and could therefore result in lower services gross profit in the future.

          Gross profit on services increased 73% as a result of a substantial increase in maintenance, support and service revenues associated with the growth in our installed product base without a corresponding proportionate increase in costs. However, we anticipate adding additional employees and customer support testing facilities during 2007 which may reduce the services gross margin percentage in the future.

  Operating Expenses

	Year Ended December 31,
	2005		2006		Period-to-Period Change
		% of Revenues		% of Revenues
	Amount		Amount		Amount	Percentage
	(dollars in thousands)
Research and development	$18,107	30%	$25,980	28%	$7,873	43%
Sales and marketing	19,785	33	30,311	32	10,526	53
General and administrative	7,352	12	8,515	9	1,163	16

Total operating expenses	$45,244	76%	$64,806	69%	$19,562	43%

          Research and development.    Research and development expenses consisted primarily of the following significant items:

	Year Ended December 31,
	2005		2006		Period-to-Period Change
		% of Revenues		% of Revenues
	Amount		Amount		Amount	Percentage
	(dollars in thousands)
Payroll and related expenses	$9,938	17%	$13,702	15%	$3,764	38%
Prototypes and related equipment	3,215	5	4,415	5	1,200	37
Consulting	1,485	2	2,281	2	796	54
Depreciation	1,249	2	1,867	2	618	49
Share-based compensation	230	—	708	1	478	208
Other	1,990	3	3,007	3	1,017	51

Total research and development	$18,107	30%	$25,980	28%	$7,873	43%

          Research and development expenses increased $7.9 million or 43% in 2006 from 2005, however the percentage of these costs to revenues decreased as our revenues increased 58%. Following is a discussion of each significant item listed above:

  •
  Payroll and related expenses increased $3.8 million due to the addition of 89 employees of which 75 were located in India and 14 of which were located in the United States. The majority of these additions were in software engineering and quality assurance to develop and test additional software products.

  •
  Prototypes and related equipment include the cost of building and testing our hardware products and the cost of our hardware products utilized to test our software products. These costs increased $1.2 million in 2006 largely due to the increased personnel. Generally, it is necessary to provide testing equipment for a majority of the testing personnel added. In addition, prototype expense increased due to development efforts related to enhancements to our hardware.

  •
  Consulting expense primarily consists of contract employees utilized in the development and testing of our products. These expenses increased $796,000 in 2006 as compared to 2005 as we utilized a higher number of contractors.

  •
  Depreciation expense increased $618,000 due primarily to capital expenditures for equipment and building improvements and expansions.

  •
  Other expenses consist primarily of office, facilities and supplies costs. The increase in these costs was due primarily to additional space required to accommodate increased personnel.

          Sales and marketing.    Sales and marketing expenses consisted primarily of the following significant items:

	Year Ended December 31,
	2005		2006		Period-to-Period Change
		% of Revenues		% of Revenues
	Amount		Amount		Amount	Percentage
	(dollars in thousands)
Salaries and related expenses	$8,251	14%	$10,861	12%	$2,610	32%
Commissions	3,350	6	10,221	11	6,871	205
Travel	3,548	6	3,398	4	(150)	(4)
Consulting	1,185	2	1,712	2	527	44
Share-based compensation	28	—	404	—	376	1,343
Other	3,423	6	3,715	4	292	9

Total sales and marketing	$19,785	33%	$30,311	32%	$10,526	53%

          Sales and marketing expenses increased $10.5 million, or 53%, as compared to 2005, and were slightly lower as a percentage of revenues. Following is a discussion of each significant item listed above:

  •
  Salaries and related expenses increased $2.6 million during 2006 due to the addition of sales and marketing personnel.

  •
  Our sales personnel earn a significant portion of their compensation through commissions that are generally based upon accepted customer orders and subsequent collections of amounts billed. Commissions increased $6.9 million in 2006, as compared to 2005, due primarily to customer orders exceeding expectations primarily in the United States and Canada and 2006 customer orders exceeding 2005 orders by $38.3 million.

  •
  Consulting expenses consist primarily of sales contractors utilized in areas of the world in which we do not have employees and costs associated with marketing and customer studies. The $527,000 increase in 2006 was due primarily to payments to consultants paid on a contingent basis relative to a specific customer and additional market studies.

  •
  Other expense consists primarily of facilities, promotions and demonstration equipment for our customers.

          General and administrative.    General and administrative expenses consisted primarily of the following significant items:

	Year Ended December 31,
	2005		2006		Period-to-Period Change
		% of Revenues		% of Revenues
	Amount		Amount		Amount	Percentage
	(dollars in thousands)
Payroll and related expenses	$2,106	4%	$3,120	3%	$1,014	48%
Professional fees	3,585	6	3,104	3	(481)	(13)
Consulting	482	1	736	1	254	53
Share-based compensation	—	—	504	1	504	—
Other	1,179	2	1,051	1	(128)	(11)

Total general and administrative	$7,352	12%	$8,515	9%	$1,163	16%

          General and administrative expenses increased $1.2 million, or 16%, in 2006 as compared to 2005, and decreased as a percentage of revenues. Following is a discussion of each significant item listed above:

  •
  Payroll and related expenses increased $1.0 million in 2006 as compared to 2005 due primarily to additional finance and other administrative personnel and higher salaries and bonuses.

  •
  Professional fees primarily consist of legal and accounting fees. The $481,000 decrease in these costs was due primarily to lower legal fees in 2006. In 2005, we incurred significant litigation costs related to our defense of certain patent infringement claims which were not incurred in 2006. This reduction was partially offset by higher accounting and audit fees. In 2006, we commenced an internal control reporting readiness program.

  •
  Consulting expenses primarily consist of contractors and system consultants fees. The increase of $254,000 in 2006 was primarily due to additional finance contract employees utilized prior to permanently filling these positions and consulting related to our enterprise financial system.

          Interest income.    Interest income consists of income generated from the investment of our cash balances and short-term investments. The $1.5 million increase was due to higher average balances during 2006 as we generated significant cash from operations and to higher rates of return on these balances.

          Income tax expense.    For the year ended December 31, 2006, we recorded income tax expense of $413,000 versus $513,000 in the prior year. The decrease in 2006 was due primarily to us being subject to federal alternative minimum tax in 2005 and not in 2006. We anticipate that we will be subject to state income taxes and federal alternative minimum taxes in future years. We have significant net operating loss carryforwards and other deferred tax assets, but have recorded a valuation allowance against them due to the uncertainty surrounding the timing and extent of realization of these tax attributes.

          Net income.    Net income increased approximately $2.7 million for the year ended December 31, 2006 to $3.6 million. This increase resulted from the items discussed above, including the increase in interest income of $1.5 million.

  Comparison of Years Ended December 31, 2004 and 2005

	Year Ended December 31,
	2004		2005		Period-to-Period Change
		% of Revenues		% of Revenues
	Amount		Amount		Amount	Percentage
	(dollars in thousands)
Revenues:
Product	$29,453	86%	$51,819	87%	$22,366	76%
Services	4,942	14	7,841	13	2,899	59

Total revenues	$34,395	100%	$59,660	100%	$25,265	73%

Cost of revenues:
Product	$12,633	37%	$12,285	21%	$(348)	(3)%
Services	812	2	1,358	2	546	67

Total cost of revenues	$13,445	39%	$13,643	23%	$198	1%

Operating expenses:
Research and development	$13,303	39%	$18,107	30%	$4,804	36%
Sales and marketing	18,445	54	19,785	33	1,340	7
General and administrative	3,185	9	7,352	12	4,167	131

Total operating expenses	$34,933	102%	$45,244	76%	$10,311	30%

  Revenues

          The following table sets forth our revenues by type and geographic location of our customers.

	Year Ended December 31,
	2004		2005		Period-to-Period Change
		% of Revenues		% of Revenues
	Amount		Amount		Amount	Percentage
	(dollars in thousands)
Revenues by Customer Type:
Direct	$18,856	55%	$27,446	46%	$8,590	46%
Indirect	15,539	45	32,214	54	16,675	107

Total revenues	$34,395	100%	$59,660	100%	$25,265	73%

Revenues by Geography:
United States and Canada	$17,102	50%	$28,691	48%	$11,589	68%
Japan	7,485	22	18,718	31	11,233	150
Korea	7,704	22	11,731	20	4,027	52
Rest of world	2,104	6	520	1	(1,584)	(75)

Total revenues	$34,395	100%	$59,660	100%	$25,265	73%

          Revenues increased $25.3 million in 2005, primarily due to increased product sales to existing customers and $33.0 million of revenue recognized that was deferred at December 31, 2004 as compared to the recognition in 2004 of $16.1 million that was deferred at December 31, 2003.

          Product revenues, which include hardware and software sales, increased $22.4 million from 2004 due primarily to increased sales to major mobile operators and the recognition of deferred revenue mentioned above. Revenues in Japan increased in 2005 primarily due to the recognition of $6.3 million more revenue from deferred revenue in 2005 than 2004 and a lower amount of unbilled sales in 2005 than in 2004. The revenues increase related to Korea was due primarily to the inclusion in 2005 of a full year of revenue recognized on a subscription basis for a particular customer compared to only eight months of recognition in 2004.

          Services revenues increased $2.9 million due primarily to increased maintenance and support services being provided on a larger installed base during 2005.

  Cost of Revenues and Gross Profit

	Year Ended December 31,
	2004		2005		Period-to-Period Change
		% of Related Revenues		% of Related Revenues
	Amount		Amount		Amount	Percentage
	(dollars in thousands)
Cost of Revenues:
Product	$12,633	43%	$12,285	24%	$(348)	(3)%
Services	812	16	1,358	17	546	67

Total cost of revenues	$13,445	39%	$13,643	23%	$198	1%

Gross Profit:
Product	$16,820	57%	$39,534	76%	$22,714	135%
Services	4,130	84	6,483	83	2,353	57

Total gross profit	$20,950	61%	$46,017	77%	$25,067	120%

          Cost of revenues was relatively unchanged in 2005 as compared to 2004 due primarily to 2004 including,

  •
  approximately $640,000 of charges related to warranty and repair costs that largely did not occur in 2005; and

  •
  an approximate $1.0 million addition to our excess and obsolete reserve which did not recur in 2005.

          Product gross margin increased 19% due primarily to the items discussed above and our 2005 sales having higher average selling prices than 2004 sales primarily related to customers outside the United States and Canada.

          During 2005, the $546,000 increase in cost of services was primarily due to higher salaries, incentives and benefits and overhead costs associated with additional support and training personnel that were added during 2005.

          Gross profit on services increased 57% in 2005 primarily as a result of higher maintenance, support and service revenues associated with the growth in our installed product base without a corresponding increase in costs.

  Operating Expenses

	Year Ended December 31,
	2004		2005		Period-to-Period Change
		% of Revenues		% of Revenues
	Amount		Amount		Amount	Percentage
	(dollars in thousands)
Research and development	$13,303	39%	$18,107	30%	$4,804	36%
Sales and marketing	18,445	54	19,785	33	1,340	7
General and administrative	3,185	9	7,352	12	4,167	131

Total operating expenses	$34,933	102%	$45,244	76%	$10,311	30%

          Research and development.    Research and development expenses consisted primarily of the following significant items:

	Year Ended December 31,
	2004		2005		Period-to-Period Change
		% of Revenues		% of Revenues
	Amount		Amount		Amount	Percentage
	(dollars in thousands)
Payroll and related expenses	$7,913	23%	$9,938	17%	$2,025	26%
Prototypes and related equipment	633	2	3,215	5	2,582	408
Consulting	879	3	1,485	2	606	69
Depreciation	1,339	4	1,249	2	(90)	(7)
Share-based compensation	200	1	230	—	30	15
Other	2,339	7	1,990	3	(349)	(15)

Total research and development	$13,303	39%	$18,107	30%	$4,804	36%

          Research and development expenses increased $4.8 million or 36% from 2004, however the percentage of these costs to revenues decreased as our revenues increased 73%. Following is a discussion of significant changes in the items listed above:

  •
  Payroll and related expenses increased $2.0 million due to the addition of 50 employees of which 41 were located in India and 9 of which were located in the United States. The majority of these additions were in software engineering and quality assurance in order to develop and test additional software products.

  •
  Prototypes and related equipment increased $2.6 million in 2005 driven largely by increased personnel. Generally, it is necessary to provide testing equipment for a majority of the testing personnel added.

  •
  Consulting expense increased $606,000 in 2005 as compared to 2004 as we utilized a higher number of contractors than in 2004.

          Sales and marketing.    Sales and marketing expenses consisted primarily of the following significant items:

	Year Ended December 31,
	2004		2005		Period-to-Period Change
		% of Revenues		% of Revenues
	Amount		Amount		Amount	Percentage
	(dollars in thousands)
Salaries and related expenses	$5,928	17%	$8,251	14%	$2,323	39%
Commissions	6,821	20	3,350	6	(3,471)	(51)
Travel	1,966	6	3,548	6	1,582	80
Consulting	1,382	4	1,185	2	(197)	(14)
Share-based compensation	—	—	28	—	28	—
Other	2,348	7	3,423	6	1,075	46

Total sales and marketing	$18,445	54%	$19,785	33%	$1,340	7%

          Sales and marketing expenses increased $1.3 million or 7% as compared to 2004; however, the percentage of these costs to revenues decreased as our revenues increased 73%. Following is a discussion of the significant changes in the items listed above:

  •
  Salaries and related expenses increased $2.3 million during 2005 due to the addition of sales and marketing professionals. Sales professionals were added to expand our geographic presence, to address specific customer opportunities and to increase our revenues.

  •
  Our sales personnel earn a significant portion of their compensation through commissions that are generally based upon accepted customer orders and subsequent collections of amounts billed. Commission expense decreased $3.5 million as compared to 2004 due primarily to customer orders being lower than established sales quotas.

  •
  Travel costs increased in 2005 primarily as a result of the personnel hired during the year.

  •
  Other expense consists primarily of facilities, promotions and demonstration equipment for our customers. The increase in 2005 was due primarily to higher rent and related facility expenses.

          General and administrative.    General and administrative expenses consisted primarily of the following significant items:

	Year Ended December 31,
	2004		2005		Period-to-Period Change
		% of Revenues		% of Revenues
	Amount		Amount		Amount	Percentage
	(dollars in thousands)
Payroll and related expenses	$1,359	4%	$2,106	4%	$747	55%
Professional fees	1,305	4	3,585	6	2,280	175
Consulting	272	1	482	1	210	77
Other	249	1	1,179	2	930	373

Total general and administrative	$3,185	9%	$7,352	12%	$4,167	131%

          General and administrative expenses increased $4.2 million or 131% as compared to 2004, and increased as a percentage of revenues. Following is a discussion of each significant item listed above:

  •
  Payroll and related expenses increased $747,000 as compared to 2004 due primarily to additional finance and other administrative personnel and higher salaries and bonuses.

  •
  Professional fees consist primarily of legal and accounting fees. The $2.3 million increase in these costs was due primarily to higher legal fees in 2005. In 2005, we incurred significant litigation costs related to our defense of certain patent infringement claims which were not incurred in 2004.

  •
  The increase of $210,000 in consulting expenses in 2005 was primarily due to higher translation and finance system consulting and contractor fees.

          Interest income.    Interest income consists of income generated from the investment of our cash balances and short-term investments. The $662,000 increase in 2005 was due to higher average cash and investment balances due primarily to the issuance of our Series E convertible preferred stock during 2005 that generated net proceeds of approximately $17.9 million.

          Income tax expense.    For the year ended December 31, 2005, we recorded income tax expense of $513,000 as compared to $160,000 in 2004. The increase in 2005 was due primarily to us being subject to federal alternative minimum tax in 2005 and higher state income taxes. In 2004, income tax expense consisted primarily of taxes related to our international subsidiaries. We have significant net operating loss carryforwards and other deferred tax assets, but have recorded a valuation allowance against them due to the uncertainty surrounding the timing and extent of realization of these tax attributes.

          Net income (loss).    Net income totaled $904,000 for the year ended December 31, 2005 as compared to a net loss of $14.0 million for the year ended December 31, 2004. The increase in net income was due primarily to the increase in revenues, which was partially offset by higher operating expenses as discussed above.

Selected Quarterly Data

          The following table sets forth our unaudited quarterly consolidated statement of operations data for each of the six quarters ended June 30, 2007. In our opinion, the information presented has been prepared on the same basis as the audited consolidated financial statements included in this prospectus, and reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.

	For the Three Months Ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007
	(dollars in thousands)
Revenues:
Product	$11,722	$17,744	$31,642	$19,952	$24,452	$25,121
Services	2,712	2,645	3,596	4,337	3,190	5,733

	14,434	20,389	35,238	24,289	27,642	30,854
Cost of revenues:
Product	3,893	3,401	13,240	5,106	4,438	6,316
Services	341	363	429	953	1,387	1,942

	4,234	3,764	13,669	6,059	5,825	8,258

Gross profit	10,200	16,625	21,569	18,230	21,817	22,596
Operating expenses:
Research and development	3,642	6,064	7,421	8,853	10,066	7,585
Sales and marketing	5,160	7,584	8,983	8,584	7,069	8,867
General and administrative	1,516	1,983	2,317	2,699	2,844	3,398

Total operating expenses	10,318	15,631	18,721	20,136	19,979	19,850
Income (loss) from operations	(118)	994	2,848	(1,906)	1,838	2,746
Other income (expense), net	420	428	645	744	710	799

Income (loss) before income tax expense	302	1,422	3,493	(1,162)	2,548	3,545
Income tax expense	(50)	(92)	(243)	(27)	(243)	(164)

Net income (loss)	$252	$1,330	$3,250	$(1,189)	$2,305	$3,381

          Consistent with our historical experience, revenues fluctuated on a quarterly basis in 2006 and 2007 due to timing of customer orders and revenue recognition in relation to the shipment of products. Revenues for the quarter ended September 30, 2006 included $15.7 million of revenues associated with us establishing VSOE for maintenance and support for a type of customer, which did not recur in subsequent quarters. This establishment of VSOE also resulted in the recognition of significant cost of products sold of approximately $7.6 million. These costs, in addition to this customer having lower average sales prices, resulted in reduced gross margin.

          Research and development expenses increased in each quarter presented due primarily to the hiring of additional research and development personnel, which in turn resulted in higher prototype and related equipment expense. In addition, we recognized a $2.0 million payment from a customer for professional services, which was recorded as a reduction of research and development expense in the quarter ended March 31, 2006. Research and development expenses decreased in the quarter ended June 30, 2007 due to higher prototype expenses in the previous quarter and a $1.4 million reimbursement in the quarter ended June 30, 2007 related to engineering services provided to a customer.

          Sales and marketing expenses increased due to the hiring of additional sales personnel and higher commissions in the quarter ended September 30, 2006.

          Our net loss of $1.2 million for the quarter ended December 31, 2006 was largely due to the recognition of $1.2 million of share-based compensation in that period.

          Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Most notably we believe our revenues will vary significantly from period to period as a result of the following:

  •
  Fluctuations in the timing of customer orders. Mobile operators require significant lead times to incorporate changes and enhancements into their networks to ensure the various network components are interoperable. These lead times and interoperability testing requirements result in an extended sales cycle and can lead to uneven purchasing patterns. In addition, our reliance on a relatively small number of customers contributes to the variability of revenues.

  •
  The timing of revenue recognition in relation to the shipment of products. Our products contain software which is not incidental to our products, therefore we recognize revenue pursuant to the requirements of SOP 97-2 as discussed above. Due to the requirements of this statement and its related interpretations, such as customer acceptance terms in most of our contracts and the need for us to establish fair values of our products and services based on facts specific to our operations, revenue recognition is often deferred for a significant period of time after shipment.

          The variability in our revenues directly impacts our operating performance in any particular period since a significant portion of our operating costs, such as prototype and related equipment, share-based compensation and sales commissions, are either fixed in the short-term or may not vary proportionately with recorded revenues. Commissions are recorded at the point in time we receive a customer order and revenue is recorded at the point in time all of the criteria for revenue recognition have been met. Revenue recognition often occurs in a subsequent period. The cost for prototype and related equipment may vary based on the number of testing personnel we hire and the number of products being developed.

Liquidity and Capital Resources

  Resources

          We funded our operations from 2000 through 2004 primarily with approximately $100.0 million of net proceeds from issuances of convertible preferred stock. Since 2005, we have funded our operations principally with cash provided by operating activities, which was driven mainly by our revenue growth.

          Cash, cash equivalents and short-term investments.    Our cash, cash equivalents and short term investments at June 30, 2007 of $157.2 million were held for working capital purposes and were invested primarily in money market funds. We do not enter into investments for trading or speculative purposes. Restricted cash, which totaled $1.0 million at December 31, 2006 and $592,000 at June 30, 2007, and was not included in cash and cash equivalents, was held as collateral for letters of credit related to vendor and lease agreements.

          Our net cash flows from operating, investing and financing activities for the periods indicated in the table below were as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
	(dollars in thousands)
Net cash provided by (used in) operating activities	$(4,095)	$2,015	$31,056	$10,978	$(10,976)
Net cash provided by (used in) investing activities	$(2,368)	$(20,488)	$(28,130)	$(6,003)	$5,686
Net cash provided by (used in) financing activities	$25,230	$17,780	$987	$76	$117,592

          Operating activities.    Cash from operating activities consists of significant components of the statements of operations adjusted for changes in various working capital items including deferred revenues, accounts receivable, inventories, accounts payable, prepaid expenses and various accrued expenses.

  Six months ended June 30, 2007 compared to six months ended June 30, 2006.

            For the first six months of 2007, net cash used in operating activities was $11.0 million as compared to cash provided by operating activities of $11.0 million in the same period in 2006. Cash received from customers decreased $7.9 million in the first half of 2007 to $34.4 million from $42.3 million in the same period of 2006. This reduction was due primarily to lower accounts receivable at the beginning of the 2007 period. In addition, cash paid for payroll and related expenses increased $7.3 million totaling $21.5 million in 2007 compared to the same period in 2006, and cash paid for inventories was approximately $5.4 million higher in the 2007 period as compared to 2006. The increase in payroll and related expenses was due primarily to our increased headcount as discussed above. The increase in cash paid for inventories was due primarily to our purchases of components related to the introduction of our ST40 platform.

  2005 compared to 2006.

            Net cash provided by operating activities was $31.1 million in 2006 as compared to $2.0 million in 2005. Cash received from customers increased $45.0 million in 2006 to $112.1 million from $67.1 million in 2005 due primarily to higher shipments combined with a reduction in accounts receivable of $4.0 million. The increase in cash receipts was partially offset by an increase in payments for payroll and related expenses of $8.9 million, which totaled $35.5 million in 2006. The increase in payroll and related payments was due primarily to our increased headcount and sales commissions as discussed above partially offset by an increase in our accruals for these costs. Cash paid for inventories was $19.8 million in 2006 which was relatively consistent to the 2005 level of $20.3 million. In addition to these significant receipts and payments, amounts paid for prototypes and related equipment, consulting, professional fees, travel and other items increased during 2006 due primarily to our higher number of personnel, increased number of locations and continued investment in infrastructure to support our growth.

  2004 compared to 2005.

            Net cash provided by operating activities was $2.0 million in 2005 as compared to $4.1 million used in operations during 2004. Cash received from customers increased $21.2 million in 2005 to $67.1 million from $45.9 million in 2004 due primarily to an increase in shipments. The increase in cash receipts was partially offset by an increase in payments for payroll and related expenses of $7.6 million, which totaled $26.6 million in 2005 and increases in prototypes and related equipment, consulting, professional fees and travel and entertainment. The increase in payroll and related expenses was due primarily to our increased headcount in 2005. We paid approximately $20.3 million in 2005 for inventories, which increased approximately $1.0 million from 2004 due to higher shipments in 2005. The increase in amounts paid for prototypes and related equipment, consulting and professional fees, travel and other items increased during 2005 due primarily to our higher number of personnel, increased number of locations and continued investment in infrastructure to support our growth.

          Investing activities.    Cash from investing activities consisted primarily of capital expenditures and purchases and sales of short-term investments associated with our investment balances. The $5.7 million of cash provided by investing activities during the first half of 2007 consisted primarily of maturities for short-term investments partially offset by $10.1 million of capital expenditures. The $7.6 million increase in cash used in investing activities in 2006 was due primarily to higher capital expenditures of $6.2 million, related primarily to office expansions and equipment, and $1.2 million of higher net purchases of short-term investments as compared to 2005. Cash used in investing activities increased $18.1 million in 2005 as compared to 2004, $17.4 million of which was due to higher net purchases of short-term investments and $1.6 million of which was due to higher capital expenditures.

          Financing activities.    Cash from financing activities consisted primarily of cash received from the issuance of convertible preferred stock and sales and exercises of our equity instruments. The increase in cash provided by financing activities of $117.6 million in the first half of 2007 was due primarily to approximately $127.0 million of cash received from the issuance of 10,580,226 shares of our common stock at $12.00 per share in our initial public offering reduced by approximately $8.9 million of discounts and commissions and approximately $2.1 million of other costs associated with the offering. The decrease in cash provided by financing activities of $16.8 million in 2006 was due primarily to $17.9 million less proceeds from the issuance of convertible preferred stock partially offset by higher proceeds from the sales and exercises of our restricted stock and stock options of $965,000. Cash provided by financing activities decreased $7.5 million in 2005 due primarily to lower proceeds from the issuance of our convertible preferred stock of $7.0 million. At December 31, 2006 we had no long-term debt outstanding and our restricted cash was our only asset pledged as collateral.

          We believe our existing cash and cash equivalents, short-term investments and cash flows from operating activities will be sufficient to finance our planned growth, enhance our products and fund anticipated capital expenditures at least through 2009.

          We may use the net proceeds from this offering for working capital and other general corporate purposes, to finance accelerated growth, develop new product lines and fund acquisitions and strategic investments. These future working capital requirements will depend on many factors, including the rate of our revenues growth, our introduction of new products and enhancements and our expansion of sales and marketing and product development activities. To the extent our existing resources and the proceeds of this offering are insufficient to fund these activities we may need to raise additional funds through bank credit arrangements or public or private equity or debt financings. We also may need to raise additional funds in the event we determine in the future to effect one or more acquisitions of businesses, technologies and products that complement our existing operations. In the event additional funding is required, we may not be able to obtain bank credit arrangements or affect an equity or debt financing on terms acceptable to us or at all.

  Requirements

          Capital expenditures.    We have made capital expenditures primarily for testing and evaluation systems and equipment to support product development, as well as for leasehold improvements and other general purposes to support our growth. Our capital expenditures totaled $1.7 million in 2004, $3.4 million in 2005, $9.6 million in 2006 and $10.1 million in the six months ended June 30, 2007. We expect capital expenditures to be approximately $18-20 million for the full year of 2007, primarily related to purchases of test equipment, equipment to support product development, leasehold improvements and other general purposes to support our growth.

          Contractual obligations and requirements.    As of June 30, 2007, our commitments under operating leases and purchase obligations were as set forth below. For purposes of the table below, purchase obligations are defined as agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including, fixed or minimum quantities to be purchased, fixed, minimum or variable pricing provisions, and the approximate timing of transactions.

	Total	Remainder of 2007	1-3 Years	4-5 Years	More than 5 Years
	(dollars in thousands)
Operating leases	$6,410	$1,132	$3,616	$1,662	$—
Purchase obligations	8,547	7,772	775	—	—

Total	$14,957	$8,904	$4,391	$1,662	$—

  Off-Balance-Sheet Arrangements

          We do not engage in any off balance sheet financing activities. We do not have any interest in entities referred to as variable interest entities, which includes special purpose entities and other structured finance entities.

Quantitative and Qualitative Disclosures About Market Risk

          Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign exchange rates and interest rates. We do not hold or issue financial instruments for trading purposes.

  Foreign Currency Exchange Risk

          To date, substantially all of our international customer agreements have been denominated in U.S. dollars. Accordingly, we have limited exposure to foreign currency exchange rates and do not enter into foreign currency hedging transactions. The functional currency of our foreign operations in Europe, Asia and South America is the U.S. dollar. Accordingly, all assets and liabilities of these foreign subsidiaries are remeasured into U.S. dollars using the exchange rates in effect at the balance sheet date. Revenues and expenses of these foreign subsidiaries are remeasured into U.S. dollars at the average rates in effect during the year. Any differences resulting from the remeasurement of assets, liabilities and operations of these subsidiaries are recorded within other income (expense) in the consolidated statements of operations. If the foreign currency exchange rates fluctuated by 10% as of June 30, 2007, our foreign exchange gain or loss would have fluctuated by approximately $147,000.

  Interest Rate Risk

          At June 30, 2007, we had unrestricted cash and cash equivalents and short-term investments totaling $157.2 million. These amounts were invested primarily in money market funds and high quality corporate and government securities. The unrestricted cash and cash equivalents were held for working capital purposes. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, would reduce future investment income.

Recent Accounting Pronouncements

          In July 2006, the FASB issued FASB Interpretation 48, Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109, Accounting for Income Taxes, which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. In addition, FIN 48 provides guidance on the derecognition, classification, interest and penalties, accounting in interim periods and disclosure requirements for uncertain tax positions. The accounting provisions of FIN 48 were effective for us beginning on January 1, 2007. The adoption of FIN 48 did not have a material impact on our results of operations, financial position or cash flows.

          In September 2006, the FASB issued SFAS 157, Fair Value Measurement, which provides guidance for using fair value to measure assets and liabilities. In addition, SFAS 157 also provides guidance for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, but does not expand the use of fair value to any new circumstances. The accounting provisions of SFAS 157 will be effective for us beginning January 1, 2008. We are in the process of determining the effect the adoption of SFAS 157 will have on our consolidated financial statements.

          In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115. SFAS 159 allows entities to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis (the fair value option). The fair value option represents step in the evolution of financial reporting because it considerably expands the ability of entities to select the measurement attribute for certain assets and liabilities. We will be required to adopt the provisions of SFAS 159 January 1, 2008, however earlier adoption is allowed. We will adopt this standard on January 1, 2008. We are in the process of determining the effect the adoption of SFAS 159 will have on our consolidated financial statements.

Change in Accountants

          Ernst & Young LLP previously served as our independent registered public accounting firm. On April 20, 2005, our board of directors dismissed Ernst & Young LLP as our registered public accounting firm. As of April 20, 2005, Ernst & Young LLP had not begun its audit of our consolidated financial statements as of and for the fiscal year ended December 31, 2004.

          Ernst & Young LLP's audit reports on our consolidated financial statements as of and for the years ended December 31, 2002 and 2003 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principle except with respect to their audit report on our 2002 financial statements, which contained an explanatory paragraph to highlight a going concern uncertainty. In connection with its audits of our financial statements as of December 31, 2002 and 2003 and for the years then ended and during the interim period from January 1, 2004 through April 20, 2005, there were no disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young LLP, would have caused Ernst & Young LLP to make reference to the subject matter of the disagreement in connection with its audit reports related to our fiscal 2002 and 2003 consolidated financial statements. During our two fiscal years ended December 31, 2002 and 2003 and during the interim period from January 1, 2004 until April 20, 2005, there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

          Subsequent to our dismissal of Ernst & Young LLP, management restated its financial statements as of and for the years ended December 31, 2002 and 2003 principally related to the shifting of the recognition of approximately $3.5 million of revenue and the related cost of revenue from 2003 to later periods. We have not consulted with Ernst & Young LLP with regard to the basis for those restatements. As described below, our 2003 financial statements as presented in this prospectus have been audited by PricewaterhouseCoopers LLP and the 2002 financial statements as presented in this prospectus are unaudited.

          Also on April 20, 2005, our board of directors appointed PricewaterhouseCoopers LLP as our new independent registered public accounting firm for the fiscal year ended December 31, 2005 and engaged PricewaterhouseCoopers LLP to conduct an audit of our consolidated financial statements for the year ended December 31, 2004. In connection with this audit, PricewaterhouseCoopers LLP also audited our restated 2003 financial statements.

          We did not consult with PricewaterhouseCoopers LLP on any financial or accounting reporting matters before its appointment. PricewaterhouseCoopers LLP has reported on our consolidated financial statements for each of the fiscal years ended December 31, 2003, 2004, 2005 and 2006 included in this prospectus.

          We delivered a copy of this disclosure to Ernst & Young LLP on October 12, 2007 and requested that Ernst & Young LLP furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements regarding Ernst & Young LLP. Attached to the registration statement of which this prospectus is a part, as Exhibit 16.1, is a copy of the letter of Ernst & Young LLP to the SEC dated October 15, 2007.

BUSINESS

Overview

          Starent Networks is a leading provider of infrastructure hardware and software products and services that enable mobile operators to deliver multimedia services to their subscribers. We have created hardware and software products that provide core network functions and services, including access from a wide range of radio networks to the operator's packet core network. Our products and services also provide management of subscriber sessions moving between networks and application of billing and other session policies. Our products and services provide high performance and system intelligence by combining significant computing power, memory and traffic handling capabilities with a flexible, high availability operating system and other proprietary software. Our products integrate multiple network functions and services needed for the delivery of advanced multimedia services, such as video, Internet access, voice-over-IP, e-mail, mobile TV, photo sharing and gaming.

          Consumers and professionals are increasingly using mobile phones and other multimedia handheld devices to stay connected to each other, to access the Internet, to utilize business applications and for entertainment. At the same time, mobile operators are experiencing declining profits from voice services and increasing competitive pressures. To address these changes, mobile operators are deploying next-generation wireless networks, such as third generation, or 3G, networks, that are capable of delivering high quality, mobile multimedia services to subscribers. In deploying these new networks, mobile operators are seeking packet core network products and services that can deliver higher performance and functionality than has been available from products repurposed from wireline applications.

          We have developed our multimedia core network platforms, the ST16 and the ST40, and our proprietary software specifically to address the needs of packet-based mobile networks. Our products are designed to provide mobile operators with new revenue opportunities while also reducing their costs. Our products possess a high degree of system intelligence that allows a mobile operator to understand the details of each subscriber session, enabling individual subscriber management and network traffic flow control. Our products also offer high performance capabilities, such as high capacity, significant data processing rates and high transaction rates, which increase the efficiency of the network and enhance the mobile subscriber's experience. To increase reliability, our platforms employ hardware redundancy and high-availability software techniques. By integrating several network functions into a single element, we allow mobile operators to simplify their networks. We designed our products to be access independent in that they can function across a range of 2.5G, 3G and 4G mobile and wireless radio access networks.

          We sell our hardware and software products to leading mobile operators around the world both directly and through OEMs, system integrators and distributors. We were founded in 2000 and our products were first used commercially by a mobile operator in the first quarter of 2003. Since 2003, our products have been deployed by over 60 mobile operators in 25 countries. We were profitable in fiscal years 2005 and 2006. In 2006, our revenues were $94.4 million and our net income was $3.6 million, including interest income of $2.3 million. For the six months ended June 30, 2007 our revenues and net income were $58.5 million and $5.7 million, respectively. As of June 30, 2007, we had an accumulated deficit of $99.8 million.

Industry Background

          Mobile operators today are experiencing some of the most dramatic changes to their business models since the advent of mobile communications. These changes are the result of increased competition among mobile operators, the decline in average revenue per subscriber from voice communications and the rapid increase in mobile subscriber demand for a wide range of multimedia services. To address each of these trends, mobile operators are dramatically increasing the data services provided through their networks. For example, Verizon Wireless reported for the second quarter of 2007 that data revenues were up 70.3% over the prior year period, contributing $1.8 billion, or 19% of all service revenue in the quarter. This trend is expected to continue. Strategy Analytics, an independent research firm, forecasts that data services will account for 24% of subscriber revenue by 2011. According to Strategy Analytics, global mobile data services revenue is expected to grow 15% annually over the next five years from $106 billion in 2006 to $200 billion in 2011.

          Several factors are accelerating the growth of data-rich multimedia traffic on mobile wireless networks. The number of mobile subscribers worldwide continues to grow as established markets experience increases in subscriber penetration and developing countries adopt mobile communications more rapidly. According to Wireless Intelligence, an independent research firm, the number of worldwide mobile connections is expected to grow 50% from 2.7 billion in 2006 to 4 billion in 2010. Another factor is our increasingly mobile and interconnected society in which information is accessible and communications are available all the time regardless of location. Moreover, as individuals and enterprises become accustomed to increased access to multimedia services on the Internet, including video, music downloads, multimedia messaging and continuous information and news, there is an increasing desire to have mobile access to these services. Also contributing to the growth in traffic is the proliferation of mobile devices designed for multimedia services, such as smart phones, personal digital assistants, laptop computers and other handheld devices.

The Evolution of Mobile Voice and Data Networks

          Mobile operators have been aggressively upgrading their networks in response to the demands created by the growth in voice and multimedia services. IDC, an independent research firm, estimates that capital expenditures in the global wireless infrastructure market in 2006 were more than $46.5 billion. In particular, mobile operators have made significant investments in upgrading from 2G to 3G radio access technologies that can provide greater bandwidth needed to increase voice capacity and deliver high bandwidth data services.

          The two principal radio access interfaces in use today are Code Division Multiple Access, or CDMA, which is used primarily in the United States and Asia, and Global System for Mobile Communications/Universal Mobile Telecommunications System, or GSM/UMTS, which is used in most markets around the world. CDMA mobile operators are currently upgrading to CDMA2000 1X, 1xEV-DO Rev. 0 and 1xEV-DO Rev. A, while GSM/UMTS operators are moving to High Speed Packet Access, or HSPA. Additionally, many operators are exploring more advanced fourth generation, or 4G, access technologies, such as Mobile WiMax and Long Term Evolution/System Architecture Evolution, or LTE/SAE.

          In addition to upgrading the radio access portion of their networks, mobile operators are deploying packet-based technology to supplement or replace circuit-based technology. Traditional circuit networks, which were developed for voice communications, establish a dedicated circuit for each call. However, circuit networks are relatively inefficient and do not allow for high-bandwidth multimedia services. Packet networks split traffic into multiple pieces of data, or packets, that are routed over an Internet Protocol, or IP, network, eliminating the need to establish a dedicated circuit for each call or session. The use of a packet core network increases network efficiency and lowers operating costs, while also enabling an operator to deliver multimedia services. As more multimedia services are deployed, more traffic will flow over the packet network. Over time, we expect mobile operators will convert entirely to packet networks not only for data services but also for all voice communications.

          The following diagram illustrates the flow of traffic in both circuit-based and packet-based mobile networks:

Radio Access Network
Mobile Core Network
Public Network
Circuit Voice Call
Mobile Switching Center
Circuit Network
Mobile IP Core
Radio Network Controller
Access Gateway
Packet Voice (VoIP), Data, Multimedia Call
Packet Network

          As mobile operators implement more multimedia services on their packet networks, they are looking to further standardize the delivery of these services. New core network architecture standards are being developed, such as IP Multimedia Subsystem, or IMS, and Multimedia Domain, or MMD. These standards will also be implemented by wireline operators. The implementation of these new delivery architecture standards by both mobile and wireline operators will provide an opportunity for fixed-mobile convergence, which is the ability of a subscriber to have a uniform service experience as they move between a mobile network, such as a 3G network, and a wireline or a fixed wireless network, such as WiFi. With the convergence of mobile and wireline networks, telecommunications operators will be able to provide services to users irrespective of their location, access technology and communications device.

The Need for Intelligent and Robust Network Products and Services

          As mobile networks transition to next-generation access technologies and become increasingly packet-based, many mobile operators want their networks to be "intelligent." An intelligent network provides mobile operators with the ability to inspect data packets from individual transactions in great detail. This deep packet inspection allows the mobile operator to shape each subscriber session using quality of service, bandwidth allocation and traffic flow control. This ability to actively manage network traffic flows allows mobile operators to deliver a consistent experience as subscribers roam through a mobile network or move across different types of networks. In order to offer reliable and intelligent mobile networks that provide a high quality subscriber experience and are able to handle increasing amounts of network traffic, operators require infrastructure products and services that:

  •
  Identify and manage individual communications sessions. The network needs to be able to identify, manage and manipulate each subscriber session by applying policy and charging decisions based on the mobile operator's business model or subscriber policies.

  •
  Handle significant traffic. As multimedia services dramatically increase the volume of network traffic, networks must be capable of handling this traffic without diminishing the subscriber experience. This capability will require significant computing power and data processing rates.

  •
  Simplify the network. As mobile operators provide an increasing number of services and capabilities, they will need to simplify their networks so they can limit the deployment of costly new equipment each time a new service or capability is added.

  •
  Deliver quality of service, reliability and availability. As mobile subscribers pay a premium for advanced multimedia services, they will demand that these advanced services be of high quality, reliable and available whenever the subscriber wants to access them.

  •
  Support multiple radio access technologies and subscriber management. As mobile networks evolve to include different access technologies, mobile operators need the ability to provide the same services regardless of access mode and to apply common subscriber management tools, such as billing and subscriber authentication, across multiple access networks.

  •
  Are easy to upgrade. As networks continue to evolve rapidly, operators must be able to easily and cost effectively integrate new access technologies and services with their existing networks and increase capacity.

          Historically, mobile operators deploying packet networks have been required to retrofit network infrastructure hardware and software originally designed for wireline networks. These products have included repurposed network switches, routers and off-the-shelf enterprise servers, none of which are able to sufficiently satisfy the needs of mobile operators to deliver efficient and reliable multimedia services.

          While routers and network switches are capable of forwarding packets of information, they lack the integrated processing power, memory and software needed to examine individual packets and apply defined business policies and subscriber services to them. To overcome these shortcomings, mobile operators typically connect the repurposed switches and routers with numerous enterprise servers in order to provide services such as deep packet inspection, virtual private networks and firewalls. These multi-element configurations require network traffic to make multiple hops through different networks and equipment for the additional services. This can cause network traffic delays and limit subscriber and network visibility. These delays result in slower transmission speeds, a lower quality experience for the subscriber and potentially lower service use. These delays also have a significant negative impact on real-time services, such as voice and streaming video.

          These multi-element configurations can also increase network complexity, resulting in a product that is difficult and expensive to scale and often costly to operate. This complexity also makes the deployment of new network functions and addition of new subscriber services time-consuming and expensive because it often requires a new configuration. Additionally, the need for redundancy to improve service reliability further increases both the complexity and the cost of these multi-element configurations. Even with additional redundancy, the complexity of these systems creates multiple potential points of failure, and engineering a multi-element product that can handle the large volumes of traffic on a typical mobile operator's network can be difficult.

Our Solutions

          We have introduced new, "purpose-built" network infrastructure products comprised of both high-performance hardware and software that address the specific challenges faced by mobile operators in offering multimedia services. Our products fulfill a number of network functions that enable carriers to deliver multimedia services across a range of network architectures. Unlike repurposed multi-element configurations, our integrated products and services were designed specifically to provide the high capacity, data processing rates, computer processing capability and software required to meet the needs of mobile operators in offering packet-based multimedia services.

          Our hardware and software products and services provide six key, integrated capabilities that create enhanced revenue opportunities and facilitate reduced costs for mobile operators:

  •
  Intelligence to shape the subscriber experience. Our products' system intelligence allows mobile operators to manage each subscriber session, which is critical for creating, delivering and charging for differentiated services, while enhancing the subscriber experience. Our products combine custom software with significant processing power and memory to conduct a detailed inspection of each subscriber session and to associate that session with a subscriber need, operator service requirement or operator business policy.

  •
  High performance. Our products improve the performance of a mobile operator's network by enhancing the network's capabilities and efficiencies. Our products are able to handle increasing amounts of network traffic to support a large number of subscribers on one platform. They also provide high bandwidth and data processing rates for improved traffic capacity and flow, which increases network efficiency and performance. In addition, the high call transaction rates provided by our products enhance the ability of our products to handle increasing amounts of network traffic, reduce unwanted delays in network traffic and allow the subscriber to have quick access to network services.

  •
  Simple and flexible network architecture. Our products allow mobile operators to integrate a number of network functions and enhanced services into a single hardware platform. In addition to providing network functions such as access, management of subscriber sessions moving between networks and application of billing and other session policies, our platforms are capable of integrating advanced services, such as enhanced charging and billing, firewall protection, security and content filtering. We refer to these services as in-line services. Traditionally such services would be deployed out of line from the session stream in a server farm elsewhere in the network. By integrating both network functions and in-line services, mobile operators can simplify the design of their networks, more rapidly deploy services and improve the flow of network traffic, while also reducing costs.

  •
  Reliability and redundancy. Our system architecture provides a high level of resiliency and protects the subscriber's experience. All of our platforms' system resources, including those used for redundancy, can be shared. Our platforms employ hardware redundancy as well as high-availability software techniques, such as session recovery, fault containment and state replication, to maximize network uptime, maintain subscriber sessions and retain billing information. The self-healing attributes of our software architecture protect the system by anticipating failures and creating mirror processes. Also, our product allows mobile operators to implement geographic redundancy.

  •
  Support multiple radio access technologies. Our products are capable of supporting multiple radio access technologies, including CDMA and GSM/UMTS. This capability allows mobile operators to deliver a uniform service experience to subscribers from a single platform, simplifying the network and limiting operator costs.

  •
  Well positioned for future technology upgrades. While designed for use in today's mobile networks, our products are also readily upgradeable to respond to evolving mobile operator environments or requirements, such as IMS and MMD. Our platforms can typically provide new network functions or enhanced services through a software upgrade. This simplifies service deployment and network operations, while reducing potentially costly upgrades resulting from the investment in new network elements each time a new technology is introduced.

Our Strategy

          Our goal is to strengthen our leadership in the mobile network infrastructure market by enabling mobile operators to enhance the subscribers' experience, playing a key role in the migration to an all-packet core network and providing products and services that offer new and increased revenue opportunities for mobile operators. Principal elements of our strategy include the following:

  •
  Extend our technological leadership. We believe we have market leading products and services today, and we will continue to invest in research and development to maintain our leadership position through the introduction of new products and enhancements to existing products. We are focusing our research and development efforts on improvements to capacity, data processing rates and service flexibility, as well as capabilities to add new network functions and enhanced services. We will also use new technologies, such as advanced processing chips, as they become available to increase the performance, capacity and functionality of our products. For example, we recently introduced our ST40 platform, which became generally available in the third quarter of 2007.

  •
  Increase market penetration. Mobile operators continue to increase network coverage and capacity, as well as their service offerings. These changes offer new and expanded sales opportunities both to our existing customers and potential new customers. Given the faster transition to high-bandwidth networks by CDMA2000 mobile operators, we have achieved our highest number of deployments in this market, but also have deployments in the GSM/UMTS market. However, significantly more operators worldwide currently utilize GSM/UMTS than CDMA technologies. We believe a significant opportunity for growth is from sales to the GSM/UMTS operators as they continue to transition to high-bandwidth networks. We intend to increase our penetration of both CDMA and GSM/UMTS operators.

  •
  Expand into evolving markets. To maintain our leadership in the mobile infrastructure market, we plan to address new radio access network architectures and technologies, such as Mobile WiMax, LTE/SAE, IMS and MMD. Because one of the key features of our platforms is access independence — the flexibility and power to deploy a single hardware platform across multiple access architectures and technologies — we will continue to invest in preserving our products' ability to support new technologies. Additionally, we will continue to participate in industry standards development organizations to contribute to the development of new network standards and architectures.

  •
  Increase the number of features. We plan to continue to develop new features based on specific customer requests and anticipated market needs. For example, we recently introduced a geographic redundancy feature. We charge our customers for additional standard and custom features.

  •
  Expand our sales channels. We have developed direct relationships with many leading mobile operators, including those serviced by our OEMs, system integrators and distributors. We intend to continue to expand these relationships and pursue new mobile operator relationships to sell our products. At the same time, our OEM, system integrator and distributor relationships have allowed us to reach a broad mobile operator market. We intend to continue to pursue new OEM, system integrator and distributor relationships and expand our direct sales force.

  •
  Continue to offer a high level of support. We believe that one critical factor of our success has been our willingness to respond to specific customer requirements and offer a rapid and thorough resolution of mobile operator issues. We focus exclusively on the mobile multimedia core network and, as a result, are able to provide focused support and technical expertise. We intend to continue to offer a high level of support to our customers.

Our Products

          Our products consist of the ST16 and ST40 hardware platforms, proprietary software that allows the ST16 and ST40 to be configured for specific network functions, software that enables operators to provide in-line services and the Starent Web EMS, a web-based element management system that allows a mobile operator to monitor and operate the ST16 and ST40 through a graphical user interface.

ST16 and ST40 Multimedia Core Platforms

          The ST16 has been deployed since 2003 and we recently introduced the ST40, which became generally available in the third quarter of 2007. The ST16 and ST40 are robust hardware platforms that combine high capacity, availability and performance with subscriber and network intelligence. The ST16 and ST40 are radio access-independent and can be deployed in multiple mobile network environments, including CDMA2000 1X, 1xEV-DO Rev. 0 and Rev. A, GPRS, UMTS networks and, we anticipate in the latter half of 2007, WiFi and Mobile WiMAX networks.

          The ST16 and ST40 each consists of a chassis, application or processing cards and line cards. The application or processing cards provide system management and process all network functions and services. The line cards provide the physical connection to the network.

          The ST16 platform is well suited to meet the needs of most multimedia networks. The ST40 platform offers increased performance capabilities and capacity required by mobile operators for high demand, high capacity, multimedia networks.

Platform	Call Completions Per Second*	Total Subscriber Data Transmission Speed*	Session Capacity (single chassis)*
ST16	Up to 6,000	4.2 Gbps	Up to 1,500,000
ST40	Up to 15,000	10 Gbps	Up to 3,000,000

  *
  Depending upon configuration.

          The ST16 and ST40 are capable of providing multiple network functions and in-line services.

Network Functions

          The ST16 and ST40 can be configured with software packages to provide each of, or a combination of, the following network functions:

  •
  GGSN. The Gateway GPRS Support Node, or GGSN, is the network element on a GSM/GPRS or UMTS/HSPA packet core network that performs multimedia session establishment and termination, accounting and traffic routing.

  •
  Home Agent. The Home Agent is the network element on the subscriber's home network that effectively allows the subscriber to be reachable at its home address even when the subscriber is not attached to its home network. The Home Agent enables multimedia service mobility between multiple networks.

  •
  PDSN/FA. The Packet Data Serving Node/Foreign Agent, or PDSN/FA, is the network element on a CDMA2000 packet core network that performs multimedia session establishment and termination, accounting and traffic routing. When enabled, PDSN/FA can also provide re-direction to the subscriber's home network through communications with the Home Agent.

  •
  Starent Session Control Manager. The Starent Session Control Manager is an integrated network element that enables multimedia services such as voice-over-IP and IP television.

    The Starent Session Control Manager integrates a Session Initiation Protocol Proxy/Registrar, Proxy-Call Session Control Function and Policy Agent to perform voice-over-IP routing, translation and mobility, admission control, authentication and registration.

  •
  Additional Functionality Configuration for ST40. Our recently introduced ST40 platform will offer the following additional functionality:

  •
  SGSN. The Serving GPRS Support Node, or SGSN, is the network element that will track the location of mobile devices on a GPRS or UMTS network and route packet traffic to that location.

  •
  PDIF and PDG. The Packet Data Interworking Function, or PDIF, is the network element on a CDMA2000 packet core network, and the Packet Data Gateway, or PDG, is the network element on a UMTS packet core network, that will perform multimedia session establishment and termination, accounting, secure tunneling and traffic routing from a WiFi network.

  •
  Future Functionality. We currently plan to introduce additional functionality for our ST16 and ST40 platforms, including:

  •
  ASN Gateway. We have announced the Access Service Network, or ASN, Gateway, which is the network element in a Mobile WiMAX packet data network that performs multimedia session establishment and termination, authentication, accounting and traffic or services routing between radio access and packet core network.

  •
  IPSG. The Internet Protocol Services Gateway, or IPSG, is the network element that will be capable of implementing services, such as enhanced charging and billing, intelligent traffic control or content filtering, in the packet core network behind a PDSN, GGSN, ASN Gateway or other elements.

          Each of the ST16 and the ST40 is able to support one or more of these functions — as required by the mobile operator — in a single piece of equipment by enabling appropriate software features. As a result, the ST16 and the ST40 provide converged, universal services to multiple access technologies, which can be more cost effective and easier to manage than the deployment of many single-purpose access gateways.

"In-line" Services

          The ST16's and ST40's processing power and abundant memory are designed to enable mobile operators to integrate multiple in-line service capabilities into the core network. In-line services that we currently offer or plan to offer in the future include enhanced charging and billing, intelligent traffic control, peer-to-peer detection and control, stateful firewall and content filtering. Mobile operators can deploy in-line services along with required core network functions such as a PDSN, GGSN, Home Agent or ASN Gateway. Deploying these service functions in-line with the core network can provide more efficient network traffic flows and a more secure and satisfying subscriber experience. Additionally, in-line services allow a mobile operator more flexibility and greater simplicity in designing their networks because they have fewer network elements, such as servers, load balancers, firewalls and routers, to deploy and support. This can lead to a higher degree of network optimization, lower operating costs and a higher level of service assurance.

Starent Web EMS

          The Starent Web Element Management System, or EMS, is a centralized service and network element management product that controls the ST16 and ST40. Starent Web EMS is a multi-service element manager, which provides fault, configuration, accounting, performance and security functions through a graphical user interface. Starent Web EMS enables mobile operators to monitor, manage and control the performance of the ST16 and ST40, as well as integrate and interoperate with other components and network management systems. The Starent Web EMS also provides a variety of performance and operation records based on mobile operator defined parameters.

Technology

          We have spent over seven years developing and seek to constantly improve our technology and products. This development includes our custom hardware platforms, our operating system, each network function we support, in-line service capabilities, our element management system and many customer-required features. Our technology integrates system intelligence, service flexibility, high availability and high-performance within products that can distribute all service tasks across the entire platform. In addition, as we have deployed our products with many of the world's largest mobile operators, we have been tasked to address operator specific requirements. These requirements, such as geographic redundancy and custom accounting and protocol development, have required significant development.

Platform Architecture

          Each of the ST16 and ST40 uses a distributed architecture that allows it to allocate tasks or system actions across the entire platform. This distributed architecture provides for simplicity, ability to handle increasing amounts of network traffic and improved reliability, manageability and performance over alternative bladed architectures. A bladed architecture, where each processing card, or blade, has a distinct functionality, requires the addition of new blades for new services and each service would require a unique blade for redundancy. We believe the distributed architecture of our products enables more efficient hardware usage with enhanced performance characteristics. Additionally, the application of billing and other session policies control and packet forwarding paths are separated on different processing resources, which improves the ability to handle increasing amounts of network traffic and traffic flow efficiencies while diminishing latency, or delay, within the session, and ensuring faster session setup and handoff. As a result, mobile operators can deploy more efficient mobile networks that can handle a greater number of concurrent sessions with less hardware.

System Intelligence

          Our products and services provide mobile operators with the ability to inspect data packets from individual transactions in great detail. This deep packet inspection allows the ST16 and the ST40 to intelligently shape each subscriber session using quality of service, bandwidth allocation and traffic flow control, which in turn allows mobile operators to actively manage network traffic flows to improve the subscriber's experience.

          The ST16 and ST40 also offer service steering, which allows mobile operators to efficiently steer or route each session through appropriate services based on key policies for that particular session or subscriber.

          The ST16's and ST40's system intelligence provides mobile operators with the following key capabilities:

  •
  increased information granularity and flexibility for billing, network planning and usage trend analysis;

  •
  information sharing with external application servers that perform value-added processing;

  •
  use of subscriber-specific attributes to launch unique applications on a per-subscriber basis;

  •
  extension of management of session information as subscribers move between networks to applications that are not mobility aware; and

  •
  enabling policy, charging and Quality of Service and similar features.

Service Assurance

          The ST16 and ST40 employ hardware redundancy as well as high-availability software techniques, such as session recovery, fault containment, and state replication, to maximize network uptime, maintain the subscriber session and retain billing information. In addition to the high-availability software techniques, the following service availability features are included with the ST16 and ST40:

  •
  task checkpoint and migration;

  •
  M:N or 1:1 redundancy for all hardware elements;

  •
  geographic redundancy;

  •
  on-line software upgrades; and

  •
  dynamic hardware removal and additions while the product is operating, or hot swapability.

Multi-access Technologies

          The use of multiple radio access technologies by mobile operators should be invisible to the subscriber. This seamless mobility between different access technologies enables mobile services to be maintained as the subscriber moves from one access technology to another. For example, as a subscriber using their mobile device on a 3G network enters an airport, they can be seamlessly connected to a higher-bandwidth WiFi network, if available. The architecture of our platforms is designed to support multiple radio access networks, and is capable of doing so in a single platform.

Starent Operating System

          Our operating system software is based on a Linux software kernel, which provides a robust, proven software environment offering design flexibility. We have implemented significant customization and other elements to the Linux software kernel to design the operating system for high availability, service flexibility and high-performance.

          Our operating system has the following key features:

  •
  Scalable control and data operations. System resources can be allocated separately for application of billing and other session policies and packet forwarding paths. For example, resources could be dedicated to performing routing or security control functions while other resources are dedicated to processing subscriber session traffic. As network or service requirements grow and call models change, hardware resources can be easily added to provide more processing power. This method of being able to handle increased network traffic, known as scalability, simplifies service deployment and network expansion.

  •
  Fault containment. The system isolates faults at a low level. In addition, processing tasks are distributed, so if an unrecoverable software fault occurs the entire processing capabilities for that task are not lost. Subscriber session processes can be sub-grouped into collections of sessions, so that if a problem is encountered in one sub-group, subscribers in another sub-group will not be affected by that problem.

  •
  Self healing. The self-healing attributes of the software architecture protects the system by anticipating failures and creating mirror processes locally or across resource card boundaries to continue the operation with little or no disruption of service. This architecture allows the system to perform at a high level of resiliency and protect subscriber data sessions while also ensuring accounting data integrity for the mobile operator.

  •
  Process distribution. All system tasks or processes can be distributed across the platform processing cards to fit the needs of the network model or specific processing requirements.

    Because tasks or processes are not required to be assigned to a specific card, system scalability and redundancy is significantly simplified.

  •
  Leverages third party software components. The use of the Linux operating system kernel enables the reuse of many well-tested, stable, core software elements such as protocol stacks, management services and application programs.

  •
  Supports dynamic hardware removal/additions. By migrating tasks from one resource card to another using software controls, application cards can be removed or replaced while our product is operating, or hot swapped, to dynamically add capacity or perform maintenance operations without service interruption.

  •
  Multiple context support. The system can be fully virtualized to support multiple logical instances of each service. This eliminates the possibility of any one domain disrupting operations for all subscribers in the event of a failure.

Customer Support and Services

          We provide wide-ranging and highly interactive support, which we believe is a critical component of our overall product and service offering and value to our customers. Our support and services program covers pre-sales consultation, network testing and trialing, network design, installation, operation, post-sales maintenance and training.

          Our support organization provides 24-hour, year-round operational support, including telephone support. This support team consists of resources throughout the world providing our customers easy access to our support technicians and engineers.

          Our system engineering organization provides our customers and mobile operators with pre-sales consultation, network testing and trialing, network design and installation assistance, third party product integration, as well as support with configuration and operation. This group focuses on interoperability testing with other network components and large or complex support requirements and acts as an escalation point for the support organization.

          We provide our customers with a variety of training courses on the deployment, operation and maintenance of our products. Training is performed in our Technical Education Center located in Tewksbury, Massachusetts or at the customer's location. These courses generally range from two to five days and cover a variety of topics from product overview and installation through configuration and maintenance.

          As of June 30, 2007, our support and services organization consisted of 39 employees located in all major geographical markets, including North America, Asia, Europe and Central and South America.

Sales and Marketing

          We market and sell our products to mobile operators through our direct sales organization and indirectly through our OEMs, system integrators and distributors. In 2006, 50% of our revenues were from direct sales and 50% were from sales through OEMs, system integrators and distributors and in 2005 46% of our revenues were from direct sales and 54% were from sales through OEMs, system integrators and distributors.

          As of June 30, 2007, our sales and marketing organization consisted of 86 employees located in our major geographical markets, including North America, Asia, Europe and Central and South America.

Direct Sales

          Our direct sales organization focuses on selling to leading mobile operators throughout the world. We maintain sales offices in a number of markets throughout the world, including sales offices in the United States and a sales office in each of Brazil, Canada, China, India, Japan, Korea and the United Kingdom.

OEM, System Integrator and Distributor Relationships

          We have developed relationships with a number of OEMs, system integrators and distributors, including Alcatel-Lucent, Samsung Electronics and ITOCHU Techno-Solutions Corporation, also known as CTC. In some cases, these relationships have allowed us to reach a broader mobile operator market than was possible through our direct sales efforts. We believe that OEMs benefit from these relationships by leveraging our research and development expertise, reducing the time-to-market for new products and realizing incremental revenues from the sale of complementary hardware, software and services resulting from the incorporation of our technology into their product offerings. The system integrators and distributors with whom we have relationships specialize in building integrated products for mobile operators by putting together components from different vendors. Typically, when an OEM, system integrator or distributor services a large mobile operator, we also maintain a direct relationship with the operator. Maintaining a direct relationship with mobile operator customers from our indirect sales channel facilitates offering our customer support and services program.

          While our indirect sales channel continues to be an important part of our overall business, direct relationships with certain mobile operators may offer better opportunities for increasing sales and maintaining a high-level of customer support. Accordingly, we terminated our OEM relationship with Nortel Networks for products in the GSM/UMTS market effective December 2006 because we were no longer strategically aligned with Nortel Networks on future packet core products for mobile operators and because there had been no sales of our products through that indirect channel. We also terminated our OEM relationship with Nortel Networks for products in the CDMA market effective March 2007 because we were no longer strategically aligned with Nortel Networks on future packet core products for mobile operators and to allow specific major mobile operators to purchase directly from us. Sales to Nortel Networks, all of which were made pursuant to the CDMA OEM relationship, accounted for more than 40% of our revenues in 2006. Nortel Networks serviced a significant number of mobile operators in the CDMA market in 2006, the largest of which, Sprint Nextel, accounted for over 50% of our sales to Nortel Networks and the largest 10 of which accounted for over 80% of our sales to Nortel Networks. We have established direct relationships with some of the CDMA operators formerly serviced by Nortel Networks, and we are currently seeking to establish additional direct sales relationships with other CDMA operators formerly serviced by Nortel Networks. We are also in discussions to establish a new reseller relationship with Nortel Networks to continue to service other mobile operator customers indirectly. See "Risk Factors—Risks Related to Our Business and Industry—We terminated our OEM relationships with Nortel Networks. If we are unable to establish strong relationships with the mobile operators formerly serviced by Nortel Networks under our CDMA agreement, our business will be harmed," for more information.

Marketing and Product Management

          Our marketing and product management organizations focus on defining our product requirements, educating our mobile operator customers and our OEMs, system integrators and distributors, media and analysts on our technology, building brand awareness and supporting the efforts of the sales organization. We market our products through industry events, public relations efforts, collateral materials and on our Internet site. We participate in industry events, including management presentations on the topics of 3G mobile wireless network technologies and the efficient delivery of multimedia services. We believe the combination of these efforts creates awareness of us and our products and technologies.

Customers

          Our primary customers are mobile operators located throughout the world that are deploying or seeking to deploy packet-based multimedia services over next generation networks. We also sell our products to OEMs and system integrators.

          Over 60 mobile operators in 25 countries, including leading mobile operators using the CDMA and the GSM/UMTS networks, have deployed our products. A representative sample of our deployments to date include networks operated by the following mobile operators:

North America Alltel Communications, Inc. (USA) Sprint Nextel (USA) TELUS Corporation (Canada) U.S. Cellular (USA) Verizon Wireless (USA) Virgin Mobile USA, LLC
Latin America
    Centennial de Puerto Rico
    Telecomunicaciones Movilnet, C.A. (Venezuela)
    Telefonica Peru
    Telefonica Guatemala
    Telecommunications Services of Trinidad and
    Tobago
    Puerto Rico Telephone Company, Inc.
VIVO (Telerj Celular S.A.) (Brazil)

Asia
    China Unicom
    Hanoi Telecom Corporation (Vietnam)
    KDDI Corporation (Japan)
    KT Freetel Co., Ltd. (South Korea)
    PT Bakrie Telecom Tbk (Indonesia)
    SK Telecom (South Korea)
Worldcall Telecom Limited (Pakistan)

Europe, Middle East and Africa
    Movicel (Angola)
    Telefonica O2 Czech Republic
    Pelephone (Israel)
    Yeniseytelecom (Russia)
    Multi-Links Telecommunications Limited (Nigeria)
    Vodafone Limited (United Kingdom)
Zapp (Telemobil SA) (Romania)

          In each of years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2007, we derived more than 90% of our revenues from our top five customers. In 2004, Verizon Wireless represented more than 40% of our revenues and Samsung and CTC each represented more than 20%. In 2005, Verizon Wireless represented 40% of our revenues and CTC and Samsung each represented more than 20%. In 2006, we derived more than 40% of our revenue from Nortel Networks (of which more than half was related to Sprint Nextel) and more than 30% of our revenues from Verizon Wireless. In the six months ended June 30, 2007, we derived approximately 41% of our revenues from Verizon Wireless, approximately 23% from CTC, approximately 15% from Nortel Networks and approximately 11% from Samsung. We terminated our OEM relationships with Nortel Networks in December 2006.

          Information with respect to our revenues based on customers' geographical locations is set forth below:

	Percent of Total Revenues For
	Year Ended December 31,
				Six Months Ended June 30, 2007
	2004	2005	2006
				(unaudited)
United States and Canada	50%	48%	87%	63%
Japan	22	31	4	23
Korea	22	20	1	11
Rest of world	6	1	8	3

Total	100%	100%	100%	100%

          Information with respect to our long-lived assets by geographic location is set forth below:

	At December 31,
			At June 30, 2007
	2005	2006
	(in thousands)		(unaudited)
United States	$3,000	$8,396	$14,530
India	1,639	2,231	3,482
Rest of world	297	212	189

Total	$4,936	$10,839	$18,201

          In December 2003, we entered into a general purchase agreement with Cellco Partnership, also known as Verizon Wireless, pursuant to which we supply our products to Verizon Wireless and its affiliates. Verizon Wireless is not under any obligation to purchase products from us under the agreement. The agreement provides that the prices, terms, conditions, warranties and other benefits that we offer to Verizon Wireless be no less favorable than those that we offer to any other customer in the United States that has equal or greater volume purchases and/or purchase commitments to us.

          Under the terms of the agreement, we generally provide Verizon Wireless with licenses to the software embedded in our hardware products solely for use in connection with the product in which such software is embedded. In addition, we grant Verizon Wireless a separate, enterprise-wide, perpetual license to use, copy and modify our Starent Web EMS software. In exchange for up-front license fees, we also grant Verizon Wireless non-exclusive, non-transferable, perpetual, worldwide licenses to several software features in our products for use in connection with an unlimited number of our products. For all software licensed to Verizon Wireless, we agree to place the source code and related documentation for such software into escrow with a third party escrow agent to be released if we are acquired by a competitor of Verizon Wireless, we fail to provide maintenance and support services as specified in the agreement, or we become insolvent or bankrupt.

          The agreement specifies that we provide Verizon Wireless with 24-hour, year-round technical support in exchange for annual maintenance and support fees. These annual maintenance and support fees are determined as a percentage of the price of all products that Verizon Wireless has purchased from us. Verizon Wireless is entitled to service credits, in amounts not to exceed the support fees paid in each quarter, if we fail to meet the support performance standards set forth in the agreement. We also make software development services available to Verizon Wireless from time to time for the development of customizations specific to Verizon Wireless systems in exchange for time and materials based fees. Unless otherwise agreed on a case-by-case basis, Verizon Wireless owns any software customizations we supply under the agreement.

          Pursuant to the agreement, we agree to indemnify, defend and hold harmless Verizon Wireless and its affiliates from any claims of infringement or misappropriation of intellectual property rights arising from or in connection with the products and services provided by us or any claims arising from our products or the actions of our employees.

          The agreement renews annually unless either Verizon Wireless or we provide notice of termination at least sixty days prior to the end of the then-current term. Verizon Wireless may terminate the agreement at any time with or without cause.

Research and Development

          Our technology requires continued investment to maintain our leadership position. Accordingly, we believe that a strong research and development program is critical to our business. Our research and development organization focuses on designing, developing and enhancing our products as well as the technology underlying our products, investigating new technologies, performing testing and quality assurance activities and integrating our products with third-party products, if necessary.

          As of June 30, 2007, we had 81 research and development personnel in the United States and 218 research and development personnel in India. Our research and development organization has extensive industry experience that provides us with the core competencies required to deliver products suitable for global mobile operator networks. Our employees' expertise includes:

  •
  carrier-class equipment design and manufacturing;

  •
  IP networking;

  •
  mobile networking;

  •
  voice and multimedia services;

  •
  element management; and

  •
  wireless access.

          We have made substantial investments in product and technology development since we were founded in 2000. Research and development expenses totaled $13.3 million in 2004, $18.1 million in 2005, $26.0 million in 2006 and $17.7 million in the six months ended June 30, 2007.

Manufacturing

          We outsource the manufacturing of our ST16 and ST40 products to Plexus Corp., a global provider of subcontracting services. Plexus fulfills our manufacturing requirements in Boise, Idaho, and has other locations across the United States at which our requirements also may be fulfilled. Once products are manufactured, they are sent to our headquarters in Tewksbury, Massachusetts, where we perform final assembly and quality control testing to ensure reliability. We believe that outsourcing our manufacturing enables us to conserve working capital, better adjust to fluctuations in demand and provide for timely delivery to our customers.

          Although there are multiple sources for most of the component parts of our products, some components are sourced from single or, in some cases, limited sources. For example, Plexus purchases through electronics distributors various types of central processors, network processors, switch fabrics, oscillators and memory devices from various component manufacturers, including Broadcom Corporation, Intel Corporation, Viking Interworks, a division of Sanmina-SCI, and Vitesse Semiconductor Corporation, which are presently Plexus' sole sources for these particular components. We typically do not have a written agreement with any of these component manufacturers to guarantee the supply of the key components used in our products, and we do not require Plexus to have a written agreement with these component manufacturers. We regularly monitor the supply of the component parts and the availability of alternative sources. We provide forecasts to Plexus so that it can source the key components in advance of their anticipated use, with the objective of maintaining an adequate supply of these key components for use in the manufacture of our products. In addition, we maintain a small inventory of key components that we believe are most critical to the manufacturing process.

Competition

          The market for mobile network infrastructure products is highly competitive and rapidly evolving. The market is subject to changing technology trends, shifting customer needs and expectations and frequent introduction of new products. With the growth and adoption of mobile multimedia services, we expect competition to continue and intensify for all our products and in all our target markets.

          We believe there are a number of important factors to compete effectively in our market, including:

  •
  products and services that are highly reliable and provide high performance;

  •
  scalability and service integration capabilities;

  •
  system intelligence;

  •
  breadth of network interoperability, access independence and standards support;

  •
  high level of customer support and customer interaction; and

  •
  competitive pricing.

          Our primary competitors consist of major network infrastructure providers, including Cisco Systems, Inc. and UTStarcom, Inc. in the CDMA2000 market and LM Ericsson Telephone Co., Nokia Corporation and Cisco Systems in the GSM/UMTS market. As next-generation technologies such as Mobile WiMax, IMS and MMD develop, we expect to compete in those new markets with some of these existing competitors as well as with new competitors. In our sales to OEM customers, we face the competitive risk that OEMs might seek to develop in-house alternative products to those currently provided by us. Additionally, OEMs might elect to source technology from our competitors.

          Our current and potential competitors may have significantly greater financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their products. Our competitors may have more extensive customer bases and broader customer relationships than we do, including relationships with our potential customers. In addition, these competitors may have longer operating histories and greater name recognition than we do. Our competitors may be in a stronger position to respond quickly to new technologies and may be able to market and sell their products more effectively. Moreover, if one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our customer relationships and competitive position or otherwise affect our ability to compete effectively.

Intellectual Property

          Our success depends in part upon our ability to obtain and maintain proprietary protection for our products, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing United States and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. We also rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position.

          As of June 30, 2007, we owned a total of 3 United States patents and 33 United States patent applications, as well as foreign counterparts to 31 of these patent applications and patents.

          The expiration date for each of our issued United States patents is 2023. The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective patent claims and enforcing those claims once granted. We do not know whether any of our patent applications or those patent applications that we license will result in the issuance of any patents. Our issued patents and those that may issue in the future, or those licensed to us, may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products or shorten the term of patent protection that we may have for our products. In addition, the rights granted under any issued patents may not provide us with competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies or duplicate any technology developed by us. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our products under development can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

          We rely, in some circumstances, on trade secrets to protect our technology. Trade secrets, however, are difficult to protect. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants, scientific advisors and other contractors. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our employees, consultants or contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

          We use trademarks on some of our products and believe that having distinctive marks may be an important factor in marketing our products. We have registered our Starent® and ST16® marks in the United States. Our other trademarks include the Starent Networks logo ST40™ and VIM™. We have also registered some of our marks in a number of foreign countries. Although we have a foreign trademark registration program for selected marks, we may not be able to register or use such marks in each foreign country in which we seek registration.

Employees

          As of June 30, 2007, we had 501 full-time employees, with 299 in research and development, 17 in operations, 86 in sales and marketing, 39 in support, and 60 in general and administration. Of our employees, 207 are located in the United States and 294 are abroad. We consider our current relationship with our employees to be good. None of our employees are represented by labor unions or have collective bargaining agreements.

Facilities

          Our corporate headquarters are located in Tewksbury, Massachusetts, where we occupy an approximately 55,000 square foot facility under a lease expiring in February 2011. We use these facilities for administration, research and development, as well as for quality control, testing and shipping of our products. We also own a building in Pune, India and lease a facility in Bangalore, India that we use for research and development activities.

          We also lease sales and development offices in Buzzards Bay, Massachusetts; Chicago, Illinois; Overland Park, Kansas; Reston, Virginia; Redmond, Washington; Sao Paulo, Brazil; Toronto, Canada; Beijing, China; Tokyo, Japan; Seoul, South Korea and London, United Kingdom. We believe that our current facilities are sufficient for our current needs. We intend to add new facilities or expand existing facilities as we add employees or expand our markets, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

Legal Proceedings

          We are presently defending two patent infringement lawsuits brought against us by UTStarcom, Inc. In February 2005, UTStarcom filed a complaint against us in the United States District Court for the Northern District of California seeking unspecified damages and injunctive relief. The complaint alleges infringement by us of UTStarcom's U.S. Patent No. 6,829,473, entitled "Roaming and Hand-Off Support for Prepaid Billing for Wireless Data Networks," which we refer to as the '473 patent. In May 2005, we answered the complaint, denied the infringement allegations contained in the complaint, and filed counterclaims against UTStarcom seeking a declaratory judgment that we did not infringe the '473 patent and that the '473 patent was invalid and unenforceable. In July 2005, we filed an amended answer and counterclaims to the '473 patent complaint. A claim construction hearing had been scheduled on February 14, 2007; however, in December 2006, UTStarcom filed a reissue patent application with the United States Patent and Trademark Office relating to the '473 patent. In January 2007, by agreement of the parties, the District Court stayed the case pending the outcome of UTStarcom's reissue application relating to the patent. We believe that we have meritorious defenses against any resulting reissued patent, and we are prepared to vigorously defend the '473 patent case through trial.

          In May 2007, UTStarcom filed an additional complaint against us and a number of our employees and former employees in the United States District Court for the Northern District of Illinois alleging violations of the Illinois trade secrets act, infringement of five patents assigned to UTStarcom, intentional interference with UTStarcom's business relations and declarations of ownership relating to one of our patents and three of our patent applications. The complaint contains allegations, among others, that a number of former employees of a business unit UTStarcom acquired, who subsequently worked for us, took UTStarcom's trade secrets with them and improperly used those trade secrets to develop, manufacture and market our 3G wireless products, and that such products incorporate various UTStarcom confidential technical information, including UTStarcom's proprietary virtual private network and EV-DO features. UTStarcom further alleges that we have disclosed UTStarcom's trade secrets in one of our patents and three of our patent applications, and that these patent applications legally belong to UTStarcom based on the inventors' previous work at the business unit acquired by UTStarcom. The complaint seeks unspecified monetary damages, injunctive relief, declarations of ownership relating to the specified patent and three patent applications owned by us, costs and attorneys fees. In August 2007, we and the current and former employee defendants filed our answers to the complaint. We also filed counterclaims for: tortious interference with prospective economic advantage, malicious prosecution, a declaration that the patents-in-suit are invalid and not infringed, and a declaration that one of the patents-in-suit is unenforceable due to inequitable conduct. We believe we have meritorious defenses to each of UTStarcom's claims in this lawsuit and we are prepared to vigorously defend the lawsuit.

          In addition, we are subject to other legal proceedings, claims and litigation arising in the ordinary course of business. Defending lawsuits requires significant management attention and financial resources and the outcome of any litigation, including the matters described above, is inherently uncertain. We do not, however, currently expect that the ultimate costs to resolve pending matters will have a material adverse effect on our consolidated financial position, results of operations or cash flows.

MANAGEMENT

Executive Officers and Directors

          Our executive officers and directors and their ages and positions as of June 30, 2007 are set forth below:

Name	Age	Position(s)
Ashraf M. Dahod	56	President and Chief Executive Officer; Chairman
John P. Delea, Jr.	45	Vice President of Finance and Administration
Pierre G. Kahhale	50	Vice President of Worldwide Field Operations
Vijay Kathuria	46	Vice President and General Manager, India
Robert J. Kelly	50	Vice President of Manufacturing Operations
Thierry Maupilé	48	Vice President of Global Marketing and Business Development
Paul J. Milbury	59	Vice President of Operations and Chief Financial Officer
Kevin F. Newman	46	Vice President and General Counsel
Anthony P. Schoener	46	Vice President of Engineering
Gennady H. Sirota	42	Vice President of Product Management
Edward T. Anderson	58	Director
Timothy A. Barrows	50	Director
Sean M. Dalton	37	Director
Matthew J. Desch	49	Director
James A. Dolce, Jr.	45	Director
Kenneth A. Goldman	58	Director

          Ashraf M. Dahod is a co-founder of Starent Networks and has served as a director and our President and Chief Executive Officer since August 2000. Prior to founding our company, in 1996, Mr. Dahod co-founded NetCore Systems, Inc., a producer of large-scale, high performance switching products, which was acquired by Tellabs, Inc. in 1999. In 1988, Mr. Dahod co-founded Sigma Network Systems, Inc., a provider of multi-layer, multi-protocol switching systems, and continued to serve in a senior management position with Sigma Network Systems after it was acquired by Standard Microsystems Corporation in 1992. In 1981, Mr. Dahod founded Applitek Corporation, which developed the first cable modem. Applitek was later renamed LANCity and was acquired by Bay Networks, Inc., which was subsequently acquired by Nortel Networks.

          John P. Delea, Jr. has served as our Vice President of Finance and Administration since July 2002 and, until February 2007, as our Chief Financial Officer. From July 2000 to June 2002, Mr. Delea served as Chief Financial Officer of Quantum Bridge Communications, Inc., a networking equipment provider. From October 1996 to June 2000, Mr. Delea served as Chief Financial Officer of NetGenesis Corp., a web analytics provider. Mr. Delea is a Certified Public Accountant.

          Pierre G. Kahhale has served as our Vice President of Worldwide Field Operations since August 2002. From March 2000 to November 2001, Mr. Kahhale served as Chief Executive Officer of Latus Lightworks, Inc., an optical networks company. From May 1981 to March 2000, Mr. Kahhale held several senior North American and European sales and account management positions with Nortel Networks, a network communications provider. When Mr. Kahhale left Nortel Networks in March 2000, he was serving as its Vice President for Wireless Networks in the Americas.

          Vijay Kathuria has served as our Vice President and General Manager, India since February 2004. From June 1991 to January 2004, Mr. Kathuria served as Vice President and General Manager of NuLink, Incorporated, an engineering services provider that he co-founded and which we acquired in February 2004.

          Robert J. Kelly has served as our Vice President of Manufacturing Operations since February 2007 and served as our Vice President of Operations from June 2004 to February 2007. From October 2001 to May 2003, Mr. Kelly served as Senior Director of Operations at Motorola, Inc., a wireless and broadband communications company. From April 1999 to October 2001, Mr. Kelly served as Vice President of Operations at RiverDelta Networks Inc., an internet infrastructure developer. From June 1997 to April 1999, Mr. Kelly served as Vice President of Manufacturing at Packet Engines, Inc., a supplier of Gigabit Ethernet products. From January 1994 to June 1997, he served as Vice President of Operations at FORE Systems, Inc., an enterprise switching provider.

          Thierry Maupilé has served as our Vice President of Global Marketing and Business Development since January 2007. From July 2002 to January 2007, Mr. Maupilé served as Vice President, Business Development of IPWireless Inc., a mobile broadband technology company. From September 1999 to July 2002, Mr. Maupilé served as Vice President (GTSI) of Strategy & Business Development, Global Telecom Solutions Sector, EMEA Region of Motorola, Inc.

          Paul J. Milbury has served as our Vice President of Operations and Chief Financial Officer since February 2007. From December 2000 to March 2007, Mr. Milbury served as Vice President and Chief Financial Officer of Avid Technology, Inc., a digital media creation, management, and distribution solutions company. From April 2000 to December 2000, Mr. Milbury served as Chief Financial Officer of iBelong.com, Inc., a company that developed and managed customized Internet portals. Prior to that, Mr. Milbury spent 19 years at Digital Equipment Corporation (now part of Hewlett-Packard Computer Corporation), where in 1995 he became Vice President and Treasurer.

          Kevin F. Newman has served as our Vice President and General Counsel since October 2005. From July 2003 to September 2005, Mr. Newman served as an independent legal consultant for public companies. From April 2000 to June 2003, he served as Vice President and General Counsel of ePresence, Inc., a technology services company. From February 1996 to March 2000, Mr. Newman served as Assistant General Counsel — Mergers and Acquisitions of Wang Global, a worldwide provider of network services.

          Anthony P. Schoener is a co-founder of Starent Networks and has served as our Vice President of Engineering since August 2000. From January 1998 to June 2000, Mr. Schoener served as Director of Software Development at 3Com Corporation, a provider of voice and data networking solutions. From June 1996 to December 1997, Mr. Schoener served as Vice President of Engineering for NetGenesis Corp. From January 1990 to March 1996, he served as Director of Software Development at Bay Networks Inc., a provider of network access solutions.

          Gennady H. Sirota has served as our Vice President of Product Management since November 2000. From November 1999 to November 2000, Mr. Sirota served as Director of Wireless Product Management, Carrier Systems Group at 3Com Corporation. From January 1987 to November 1999, he served Motorola, Inc., a wireless and broadband communications company, in senior product management and engineering positions. When Mr. Sirota left Motorola in November 1999, he was serving in their product line management organization.

          Edward T. Anderson has served as one of our directors since August 2000. Mr. Anderson has been the Managing Partner of North Bridge Venture Partners, a venture capital firm, since May 1994. Prior to joining North Bridge Venture Partners, Mr. Anderson was a general partner of ABS Ventures, the venture capital affiliate of Alex Brown & Sons. Mr. Anderson is also a member of the board of directors of Sonus Networks, Inc., a voice over IP infrastructure solutions provider.

          Timothy A. Barrows has served as one of our directors since July 2004. Mr. Barrows has been a Managing Member at Matrix Partners, a venture capital firm, since September 1985 and the Managing General Partner of Matrix Partners since January 1998.

          Sean M. Dalton has served as one of our directors since July 2001. Mr. Dalton has been a Managing General Partner of Highland Capital Partners, a venture capital firm, since December 2005. Mr. Dalton joined Highland Capital Partners in May 1998 as a Senior Associate and became a General Partner in January 2000. Prior to 1998, Mr. Dalton was a Product Manager — Internet Services at GTE, a local telephone service provider, where he developed remote access and other network services for internet service providers and large business customers.

          Matthew J. Desch has served as one of our directors since June 2006. Mr. Desch is the Chief Executive Officer of Iridium Satellite LLC, where he has served since September 2006. From July 2002 to October 2005, he served as the Chief Executive Officer of Telcordia Technologies, a telecommunications software and services provider. From July 1987 to March 2000, Mr. Desch held several management positions with Nortel Networks, a network communications provider. When Mr. Desch left Nortel Networks in March 2000, he was serving as its Executive Vice President and President, Global Service Providers. Mr. Desch also serves as chairman of the board directors of Airspan Networks, Inc., a wireless voice and data systems provider.

          James A. Dolce, Jr. has served as one of our directors since November 2006. Mr. Dolce is the Chief Executive Officer of VeriVue, Inc., a private telecommunications company, where he has served since November 2006. From July 2002 to April 2006, he served as the Executive Vice President of Field Operations for Juniper Networks, Inc., a networking and security solutions provider. From January 2000 to July 2002, Mr. Dolce served as President and Chief Executive Officer of Unisphere Networks, a provider of data and voice platforms for service providers.

          Kenneth A. Goldman has served as one of our directors since February 2006. Mr. Goldman is the Chief Financial Officer of Fortinet, Inc., a provider of unified threat management solutions, where he has served since September 2007. From November 2006 to August 2007, Mr. Goldman served as the Executive Vice President and Chief Financial Officer of Dexterra, Inc., a provider of mobile enterprise software. From August 2000 to March 2006, Mr. Goldman served as Senior Vice President, Finance and Administration and Chief Financial Officer of Siebel Systems, Inc., a supplier of customer software solutions and services. From December 1999 to December 2003, Mr. Goldman was a member of the Financial Accounting Standards Advisory Council. From July 1996 to July 2000, Mr. Goldman served as Senior Vice President of Finance and Chief Financial Officer of Excite@Home, Inc., an Internet service provider. Mr. Goldman is a member of the board of directors of BigBand Networks, Inc., a network solution provider, Infinera Corporation, a provider of digital optical networking systems, Leadis Technology Inc., a semiconductor company, and Juniper Networks and is a member of the board of trustees of Cornell University.

Board Composition

          Our board of directors currently consists of seven members. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. There are no family relationships among any of our directors or executive officers.

          In accordance with the terms of our restated certificate of incorporation and amended and restated by laws, our board of directors is divided into three classes, each of which consists, as nearly as possible, of one-third of the total number of directors constituting our entire board of directors and each of whose members serve for staggered three year terms. As a result, only one class of our board of directors will be elected each year. The members of the classes are as follows:

  •
  the class I directors are Messrs. Dalton and Desch, and their term expires at the annual meeting of stockholders to be held in 2008;

  •
  the class II directors are Messrs. Dolce and Goldman, and their term expires at the annual meeting of stockholders to be held in 2009; and

  •
  the class III directors are Messrs. Anderson, Barrows and Dahod, and their term expires at the annual meeting of stockholders to be held in 2010.

          Our restated certificate of incorporation and amended and restated by laws provide that our directors may be removed only for cause by the affirmative vote of the holders of at least 66 2/3% of the votes that all our stockholders would be entitled to cast in an annual election of directors. Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires.

Director Independence

          Under Rule 4350 of the Nasdaq Marketplace Rules, a majority of a listed company's board of directors must be comprised of independent directors within one year of listing. In addition, Nasdaq Marketplace Rules require that, subject to specified exceptions, each member of a listed company's audit, compensation and nominating and governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Under Rule 4200(a)(15) of the Nasdaq Marketplace Rules, a director will only qualify as an "independent director" if, in the opinion of that company's board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

          In March 2007, our board of directors undertook a review of the composition of our board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning their background, employment and affiliations, including family relationships, our board of directors has determined that none of Messrs. Anderson, Barrows, Dalton, Desch, Dolce or Goldman, representing six of our seven directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under Rule 4200(a)(15) of the Nasdaq Marketplace Rules. Our board of directors also determined that Messrs. Anderson, Dalton and Goldman, who comprise our audit committee, Messrs. Barrows, Desch and Dolce, who comprise our compensation committee, and Messrs. Barrows, Dolce and Goldman, who comprise our nominating and governance committee, satisfy the independence standards for those committees established by applicable SEC rules and the Nasdaq Marketplace Rules. In making this determination, the board of directors considered the relationships that each non-employee director has with our company and all other facts and circumstances the board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Committees

          Our board of directors has established an audit committee, a compensation committee and a nominating and governance committee. Each committee operates under a charter that has been approved by our board of directors.

Audit Committee

          The members of our audit committee are Messrs. Anderson, Dalton and Goldman. Our board of directors has determined that each of the members of our audit committee satisfies the requirements for financial literacy under the current requirements of the Nasdaq Global Market rules and regulations. Mr. Goldman is the chairman of the audit committee and is also an "audit committee financial expert," as defined by SEC rules and satisfies the financial sophistication requirements of the Nasdaq Global Market. Our audit committee assists our board of directors in its oversight of our accounting and financial reporting process and the audits of our financial statements.

          The audit committee's responsibilities include:

  •
  appointing, retaining, approving the compensation of, and assessing the independence of, our independent registered public accounting firm;

  •
  overseeing the work of our registered public accounting firm, including the receipt and consideration of reports from the firm;

  •
  overseeing our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

  •
  establishing procedures for the receipt and retention of accounting related complaints and concerns;

  •
  reviewing and discussing with management and the registered public accounting firm our annual and quarterly financial statements and related disclosures;

  •
  reviewing our policies and procedures for approving and ratifying related person transactions, including our related person transaction policy;

  •
  meeting independently with our registered public accounting firm and management; and

  •
  preparing the audit committee report required by SEC rules.

          All audit services to be provided to us and all non-audit services, other than de minimus non-audit services, to be provided to us by our registered public accounting firm must be approved in advance by our audit committee.

Compensation Committee

          The members of our compensation committee are Messrs. Barrows, Desch and Dolce. Mr. Dolce is the chairman of the compensation committee. Our compensation committee assists our board of directors in the discharge of its responsibilities relating to the compensation of our executive officers. The compensation committee's responsibilities include:

  •
  reviewing and approving, or making recommendations to the board of directors with respect to, our chief executive officer's compensation;

  •
  evaluating the performance of our executive officers and reviewing and approving, or making recommendations to the board of directors with respect to, the compensation of our executive officers;

  •
  overseeing and administering, and making recommendations to the board of directors with respect to, our cash bonuses and equity incentive plans;

  •
  reviewing and making recommendations to the board of directors with respect to director compensation; and

  •
  preparing the compensation committee reports required by SEC rules.

Nominating and Governance Committee

          The members of our nominating and governance committee are Messrs. Barrows, Dolce and Goldman. Mr. Barrows is the chairman of the nominating and governance committee. The nominating and governance committee's responsibilities include:

  •
  recommending to the board of directors the persons to be nominated for election as directors or to fill vacancies on the board of directors, and to be appointed to each of the board's committees;

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  overseeing an annual review by the board of directors with respect to management succession planning;

  •
  developing and recommending to the board of directors corporate governance principles and guidelines; and

  •
  overseeing periodic evaluations of the board of directors.

Compensation Committee Interlocks and Insider Participation

          None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or our compensation committee. None of the members of our compensation committee is an officer or employee of our company, nor have they ever been an officer or employee of our company.

Code of Business Conduct and Ethics

          We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics is available on our website at www.starentnetworks.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Director Compensation

          Each of our non-employee directors who is not affiliated with holders of our convertible preferred stock is currently entitled to annual cash compensation of $10,000, payable quarterly. In addition, non-employee directors are reimbursed for reasonable travel and other expenses incurred in connection with attending our board and committee meetings.

          We have granted stock awards and options to purchase shares of our common stock to our non-employee directors. The following table sets forth information regarding compensation earned by our non-employee directors during the fiscal year ended December 31, 2006.

Our chief executive officer did not receive any compensation in connection with his service as a director in 2006.

Name	Fees Earned or Paid in Cash ($)		Stock Awards ($)(4)		Option Awards ($)		All Other Compensation ($)	Total ($)(7)
Edward T. Anderson	—		—	(5)	—		—	—
Timothy A. Barrows	—		—	(5)	—		—	—
Sean M. Dalton	—		—		6,378	(6)	—	6,378
Matthew J. Desch	5,833	(1)	—		22,943	(6)		28,776
James A. Dolce, Jr.	1,667	(2)	—	(5)	—		—	1,667
Kenneth A. Goldman	9,167	(3)	—		34,892	(6)	—	44,059

(1)
Mr. Desch became a director in June 2006.

(2)
Mr. Dolce became a director in November 2006.

(3)
Mr. Goldman became a director in February 2006.

(4)
Valuation based on the dollar amount of option grants recognized for financial statement reporting purposes pursuant to SFAS 123R with respect to fiscal 2006, except that such amounts do not reflect an estimate of forfeitures related to service-based vesting conditions. The assumptions used by us with respect to the valuation of option grants are set forth in Note 3 — "Share-Based Compensation" to our financial statements included elsewhere in this prospectus.

(5)
The director received 66,666 shares of restricted stock granted on December 22, 2006 at a purchase price of $5.13 per share, which our board of directors determined was the fair market value of our common stock on the date of grant. No compensation expenses were recognized for financial statement reporting purposes pursuant to SFAS 123R for these grants because the shares were granted at a purchase price equal to the fair market value of our common stock on the date of grant as determined by our board of directors. The shares of restricted stock vest over a four-year period, with 25% of the shares vesting on December 22, 2007. Thereafter, an additional 6.25% of the shares will vest every three months, subject to continued service on our board of directors.

(6)
Represents an option to purchase 66,666 shares of common stock. Mr. Dalton's stock option was granted on December 14, 2006 at an exercise price of $5.13 per share; Mr. Desch's stock option was granted on June 15, 2006 at an exercise price of $1.65 per share; and Mr. Goldman's stock option was granted on April 18, 2006 at an exercise price of $1.65 per share. In each case, the exercise price of the stock option was the price that our board of directors determined was the fair market value of our common stock on the date of grant. Each stock option vests over a four-year period, with 25% of the shares underlying the option vesting on the first anniversary of the date of grant, or for Mr. Goldman's stock option on February 2, 2007, and an additional 6.25% of the shares underlying the option vesting each three months thereafter, subject to continuous service on our board of directors.

(7)
The aggregate number of stock awards and the aggregate number of option awards outstanding for each non-employee director at December 31, 2006, were as follows:

Name	Aggregate Stock Awards		Aggregate Option Awards
Edward T. Anderson	—	(A)	—
Timothy A. Barrows	66,666		—
Sean M. Dalton	—		66,666
Matthew J. Desch	—		66,666
James A. Dolce, Jr.	66,666		—
Kenneth A. Goldman	—		66,666

    (A)
    Mr. Anderson was issued the 66,666 shares of restricted stock referred to in note (5) above on January 3, 2007, the date payment was received for such shares.

          In May 2007, our board of directors approved a compensation program, which became effective upon the closing of our initial public offering, pursuant to which we will pay each non-employee director an annual retainer of $20,000 for service as a director. Each non-employee director other than committee chairpersons will receive an additional annual fee of $6,000 for service on the audit committee, $5,000 for service on the compensation committee and $2,500 for service on the nominating and governance committee. The chair of the audit committee will receive an additional annual retainer of $14,000, the chair of the compensation committee will receive an additional annual retainer of $8,000 and the chair of the nominating and governance committee will receive an additional annual retainer of $5,000. We will reimburse each non-employee member of our board of directors for out-of-pocket expenses incurred in connection with attending our board and committee meetings.

          In addition, each non-employee director will receive an option to purchase 70,000 shares of our common stock upon his or her initial appointment to our board of directors. These options will vest over a four-year period, with 25% of the shares underlying the option vesting on the first anniversary of the date of grant and an additional 6.25% of the shares underlying the option vesting each three months thereafter, subject to the non-employee director's continued service as a director. The exercise price of these options will equal the fair market value of our common stock on the date of grant.

          Each non-employee director will also receive an annual option grant to purchase 20,000 shares of our common stock at each annual meeting after which he or she continues to serve as a director, provided each such non-employee director has served on our board of directors for at least six months. However, in 2007, in lieu of an annual option grant at our 2007 annual meeting, our non-employee directors received the following pro rata option grants at the first board meeting following the closing of our initial public offering based on the grant date of each director's initial equity grant: Mr. Anderson—7,068, Mr. Barrows—7,068, Mr. Dalton—7,068, Mr. Desch—17,480, Mr. Dolce—7,068 and Mr. Goldman—20,000. All of these options will vest over a five-year period, with 20% of the shares underlying the option vesting on the first anniversary of the date of grant and an additional 5% of the shares underlying the option vesting each three months thereafter, subject to the non-employee director's continued service as a director. The exercise price of these options was the fair market value of our common stock on the date of grant.

Executive Compensation

Compensation Discussion and Analysis

          Our current executive compensation policies and objectives were developed and implemented by our board of directors while we were a private company. Therefore, the compensation program we employed as a private company prior to our initial public offering, and the process by which it was developed, was less formal than that which we currently employ as a public company.

          We have recently formed a formal compensation committee of our board of directors to oversee our executive compensation program. The compensation committee consists of three independent directors. That committee has been delegated authority from our board of directors and its activities will be governed by a compensation committee charter. One of the roles of the compensation committee under its charter is to review and approve annually all compensation decisions relating to our executive officers.

          Prior to the formation of the formal compensation committee, our board of directors received and considered recommendations relating to executive compensation decisions from our chief executive officer. These recommendations initially were considered, along with other information, on behalf of our board of directors by three of our independent directors. Those independent directors acted in an informal compensation committee role, advising our board of directors with respect to executive compensation decisions.

          Given the limited formal procedures we have employed as a private company, we expect that our approach to executive compensation as a public company, as developed and implemented by our compensation committee, will vary significantly from our historical practice. We expect that the compensation committee will utilize external analyses and other benchmarking to inform its executive compensation decisions and processes.

          We have not previously retained a compensation consultant to review our policies and procedures relating to executive compensation and we have not formally benchmarked our compensation to that of other companies. However, in February 2007, in anticipation of becoming a public company, our board of directors engaged a compensation consulting firm to provide advice and resources to our compensation committee.

  Objectives and Philosophy of Our Executive Compensation Program

          The primary objectives of our executive compensation program are to:

  •
  attract, retain and motivate skilled and knowledgeable executive talent;

  •
  ensure that executive compensation is aligned with our corporate strategies and business objectives;

  •
  promote the achievement of key strategic and financial performance measures by linking short- and long-term cash and equity incentives to the achievement of measurable corporate and individual performance goals; and

  •
  align executives' incentives with the creation of stockholder value.

          To achieve these objectives, we expect our compensation committee to evaluate our executive compensation program with the objective of setting compensation at levels the committee believes to be competitive with those of other companies in our industry. In addition, we intend our executive compensation program to tie a substantial portion of each executive's overall compensation to key strategic, financial and operational goals set by our board of directors, such as annual bookings targets. Historically, our board of directors has considered our financial goals on a company basis and to a lesser extent attainment of individual objectives in determining executive compensation. Finally, we will continue to provide a portion of our executive compensation in the form of equity awards that vest over time, which we believe will help to retain our executives and to align their interests with those of our stockholders by allowing the executives to participate in the longer term success of our company as reflected in stock price appreciation.

  Components of our Executive Compensation Program

          At this time, the primary elements of our executive compensation program are:

  •
  base salaries;

  •
  cash bonuses;

  •
  equity incentive awards; and

  •
  benefits and other compensation.

          We do not have any formal or informal policy or target for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation or among the different forms of non-cash compensation. Instead, we have determined subjectively on a case-by-case basis the appropriate level and mix of the various compensation components.

          Base salaries.    Base salaries are used to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our executives. Base salaries for our executives typically have been set in our offer letter to the executive at the outset of employment. However, from time to time in the discretion of our board of directors consistent with our executive compensation program objectives, base salaries for our executives, together with other components of compensation, are evaluated for adjustment based on an assessment of an executive's performance and compensation trends in our industry.

          During the third quarter of 2006, our board of directors conducted a periodic evaluation of executive compensation. As a part of that evaluation, our board of directors decided to increase annual base salaries for our executives effective in the third quarter of 2006, with Mr. Dahod's salary increasing from $190,000 to $220,000 and the salary of each of the other named executive officers increasing from $165,000 to $185,000. The decision to increase those salaries was based principally upon an informal comparison to the base salaries by executive position at other companies in our industry and related industries. While taking into account that base salary is only one component of our executive compensation, our board of directors concluded that for purposes of retention base salaries for our executive officers should be increased to be more competitive with other companies in our industry and related industries.

          Cash bonuses.    In addition to base salaries, our executives are eligible to receive cash bonuses based on our financial performance measured on a quarterly and an annual basis and individual objectives. There is no written plan for payment of these cash bonuses; however, our offer letter to each executive at the outset of employment sets forth eligibility to receive cash bonuses. These cash bonuses are intended to compensate for an executive's contribution to the achievement of our strategic, operational and financial goals. The corporate financial performance measures, which have typically been developed by our board of directors, are given the greatest weight in this bonus analysis.

          The target bonus percent for each executive is generally between 30% and 50% of that executive's base salary. However if corporate financial performance measures are exceeded, executives may receive between 41% and 69% of their base salary. The 30% to 50% target bonus is allocated 7.5% to 12.5% to quarterly financial measures, 15% to 25% to annual financial measures and 7.5% to 12.5% to individual objectives. Cash bonuses typically are paid quarterly and annually based on achievement of financial measures and individual objectives. The actual cash bonus paid to an executive with respect to a particular year is limited, in the aggregate, to 150% of the portion of the bonus amount determined based on financial measures. Each quarterly bonus payment with respect to financial measures is initially limited to the amount earned at the target bonus level even if we exceed financial measures in that quarter. Any amount payable for our exceeding the quarterly financial measures is deferred and only paid if we meet or exceed the annual financial measures. The annual payment based on financial measures is determined after year-end. If we meet our annual financial measures, any quarterly bonus amounts previously deferred are paid to our executives in addition to the annual bonus amount.

          Cash bonuses awarded with respect to 2006 and set forth in the Summary Compensation Table below were calculated based 75% on our bookings and income before taxes (with each of these financial measures being given equal weight) and 25% on individual objectives. Actual bookings for 2006 were 130% of the performance target. Actual income before taxes for 2006 also exceeded the performance target. Accordingly, the bonus amounts determined for our named executive officers with respect to 2006 were in excess of the 40% target but less than the 55% maximum.

          Our vice president, worldwide operations, Mr. Kahhale, is not compensated on the same general basis as the other named executive officers with respect to cash bonuses. Instead, in addition to his base salary, Mr. Kahhale is entitled to receive commissions based 70% on our worldwide sales order bookings and 30% on related payments for orders. Mr. Kahhale's eligibility for commissions, which are paid on a quarterly basis, is determined based on a target for his annual cash compensation and a target for our annual sales order bookings. In each quarter, we calculate commissions earned with a formula that applies these two targets against the actual dollar amounts of orders booked in the quarter and of payments for orders received in the quarter. Because Mr. Kahhale is principally responsible for overseeing the activities of our worldwide sales organization, we believe that providing Mr. Kahhale with commissions that are based on the performance of our sales organization, as measured by sales orders booked and related cash receipts, achieves our compensation objectives more effectively than would cash bonuses established for our other named executive officers.

          In 2007, we expect that our approach to cash bonuses for our named executive officers will remain based 75% on financial measures and 25% on individual objectives. For 2007 our board of directors has developed corporate financial targets and individual objectives that it believes are at a level where the named executive officers can reasonably expect to achieve their target bonus.

          Equity incentive awards.    Our equity award program is the primary vehicle for offering long-term incentives to our executives. Our equity awards to executives have typically been made in the form of stock options or restricted stock. Although we do not have any equity ownership guidelines for our executives, we believe that equity grants provide our executives with a direct link to our long-term performance, create an ownership culture and align the interests of our executives and our stockholders. In addition, the vesting feature of our equity grants should further our objective of executive retention because this feature provides an incentive to our executives to remain in our employ during the vesting period.

          In determining the size of equity grants to our executives, our board of directors has considered comparative share ownership of executives in our compensation peer group, our company-level performance, the applicable executive's performance, the amount of equity previously awarded to the executive, the vesting of such awards and the recommendations of management.

          We typically make an initial equity award of stock options or restricted stock to new executives in connection with the start of their employment. Grants of equity awards, including those to executives, are all approved by our board of directors or the compensation committee and generally are granted based on the fair market value of our common stock. Typically, the equity awards we grant to our executives vest 25% at the end of the first year and in equal quarterly installments over the succeeding three years. This vesting schedule is consistent with the vesting of stock options granted to other employees.

          Typically in the first quarter of each year, at the discretion of our board of directors and consistent with our executive compensation program objectives, our board of directors approves new equity awards to reestablish or bolster incentives to retain employees, including executives. Our board of directors has historically considered new equity award grants for those employees whose outstanding grants were approximately 75% vested or more. Employees within that group are considered for refresh grants on a case-by-case basis, including factors such as the number of shares underlying outstanding grants, performance and market trends. Any award grants made on this basis are made with vesting beginning on January 1 of the year in which the grant is made. In 2007, our board of directors intends to move consideration of refresh grants to those employees that are approximately 50% vested or more.

          In determining the equity awards for each of the executives set forth on the table Grants of Plan-Based Awards in 2006 below, our board of directors took into account the refresh analysis,

company-level performance, the applicable executive's performance and informal benchmarking by executive position against companies in our industry and related industries.

          Beginning in 2006, we engaged an independent business valuation firm to prepare valuation reports to assist our board of directors in determining the fair market value of our common stock for purposes of equity grants. Valuation reports were prepared by that firm as of February, August and November 2006 and the valuation opinions set forth in those reports were considered by our board of directors in the determination of the value of our common stock.

          We do not have a program, plan or practice of selecting grant dates for equity compensation to our executive officers in coordination with the release of material non-public information. Equity award grants are made from time to time in the discretion of our board of directors consistent with our executive compensation program objectives.

          Benefits and other compensation.    We maintain broad-based benefits that are provided to all employees, including medical and dental insurance, life and disability insurance and a 401(k) plan. Other benefits we offer to all full-time employees include programs for job-related educational assistance, annual reimbursement for the purchase of personal digital assistants utilizing our technology of up to $1,000 and up to $50 per month for related services, a paid health club membership and up to $300 in annual premiums for group term life insurance. Other than our patent bonus and employee referral programs to which our corporate officers are not eligible, executives are eligible to participate in all of our employee benefit plans, in each case on the same basis as other full-time employees.

  Tax Considerations

          Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a tax deduction for compensation in excess of $1.0 million paid to our chief executive officer and our four other most highly paid executive officers. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. We generally intend to structure the performance-based portion of our executive compensation, when feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax deductible to us. However, our board of directors may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Summary Compensation Table

          The following table sets forth information regarding compensation earned by our chief executive officer, our vice president, finance and administration and each of our three other most highly compensated executive officers during our fiscal year ended December 31, 2006. We refer to these executive officers as our "named executive officers" elsewhere in this prospectus. Paul Milbury joined our company as chief financial officer on February 5, 2007. The terms of

Mr. Milbury's employment arrangement with us are described below under "— Employment Agreements."

Name and Principal Position	Salary ($)	Bonus ($)		Option Awards ($)		All Other Compensation ($)	Total ($)
Ashraf M. Dahod Chief Executive Officer	$198,077	$103,076		$221,124	(2)	$—	$522,277
John P. Delea, Jr. Vice President, Finance and Administration	171,154	87,252		102,265	(2)	—	360,671
Pierre G. Kahhale Vice President, Worldwide Field Operations	171,154	854,077	(1)	102,265	(2)	—	1,127,496
Anthony P. Schoener Vice President, Engineering	171,154	87,252		39,485	(2)	—	297,891
Gennady H. Sirota Vice President, Product Management	171,154	87,252		23,692	(2)	—	282,098

(1)
Mr. Kahhale receives commissions rather than cash bonuses.

(2)
Valuation of these options is based on the dollar amount of share-based compensation recognized for financial statement reporting purposes pursuant to SFAS 123R with respect to fiscal 2006, except that such amounts do not reflect an estimate of forfeitures related to service-based vesting conditions. The assumptions used by us with respect to the valuation of option grants are set forth in Note 3 — "Share-Based Compensation" to our financial statements included elsewhere in this prospectus. The individual awards reflected in this summary compensation table are further summarized below in the table "Grants of Plan-Based Awards in 2006."

Grants of Plan-Based Awards in 2006

          The following table sets forth information regarding grants of awards made to our named executive officers during the fiscal year ended December 31, 2006.

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/share)		Value on Grant Date ($)
Ashraf M. Dahod	9/29/2006	466,666	$1.65	(1)	$1,498,000	(2)
John P. Delea, Jr.	4/18/2006	180,000	1.65	(1)	197,343	(2)
Pierre G. Kahhale	4/18/2006	180,000	1.65	(1)	197,343	(2)
Anthony P. Schoener	9/29/2006	83,333	1.65	(1)	267,500	(2)
Gennady H. Sirota	9/29/2006	50,000	1.65	(1)	160,500	(2)

(1)
Based on the valuation of our common stock as of the date of grant.

(2)
Valuation of these options is based on the aggregate dollar amount of share-based compensation recognized for financial statement reporting purposes pursuant to SFAS 123R over the entire term of these options, except that such amounts do not reflect an estimate of forfeitures related to service-based vesting conditions. The assumptions used by us with respect to the valuation of option grants are set forth in Note 3 — "Share-Based Compensation" to our financial statements included elsewhere in this prospectus.

Outstanding Option Awards at Fiscal Year End

          The following table sets forth information regarding outstanding option awards held by our named executive officers at December 31, 2006.

Option Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)		Option Exercise Price ($)		Option Expiration Date
Ashraf M. Dahod	— 204,164	466,666 262,500	(1) (2)	$1.65 1.82	(5)	9/29/2016 7/26/2010	(6)
John P. Delea, Jr.	— 18,750 16,666	180,000 11,250 —	(3) (4)	1.65 0.30 0.30		4/18/2016 1/23/2013 7/22/2012
Pierre G. Kahhale	— 18,750 333,333	180,000 11,250 —	(3) (4)	1.65 0.30 0.30		4/18/2016 1/23/2013 8/22/2012
Anthony P. Schoener	— 78,750 18,750	83,333 101,250 11,250	(1) (2) (4)	1.65 1.65 0.30		9/29/2016 7/26/2015 1/23/2013
Gennady H. Sirota	— 78,750 18,750	50,000 101,250 11,250	(1) (2) (4)	1.65 1.65 0.30		9/29/2016 7/26/2015 1/23/2013

(1)
25% of the shares underlying this option vest on September 29, 2007 and the remainder vest quarterly in 12 equal installments beginning on December 29, 2007.

(2)
25% of the shares underlying this option vest on January 1, 2006 and the remainder vest quarterly in 12 equal installments beginning on April 1, 2006.

(3)
25% of the shares underlying this option vest on April 18, 2007 and the remainder vest quarterly in 12 equal installments beginning on July 18, 2007.

(4)
The shares underlying this option vest over five and one-half years, with 25% of the shares vesting during 2006 and 12.5% of the shares vesting on each of January 23, 2007, July 23, 2007 and July 23, 2008.

(5)
Option exercise price fixed at 110% of fair market value at the time of the grant consistent with Internal Revenue Code Section 422(c)(5).

(6)
Exercise period limited to five years consistent with Internal Revenue Code Section 422(c)(5).

Option Exercises and Stock Vested

          The following table sets forth information regarding options exercised by our named executive officers during the fiscal year ended December 31, 2006.

Option Awards
Name	Number of Shares Acquired on Exercise (#)		Value Realized on Exercise ($)
Ashraf M. Dahod	—		$—
John P. Delea, Jr.	200,000	(1)	270,000	(2)
Pierre G. Kahhale	—		—
Anthony P. Schoener	—		—
Gennady H. Sirota	—		—

(1)
Options were exercised as of June 14, 2006.

(2)
The aggregate dollar value realized on exercise represents the difference between the aggregate market price of shares of our common stock underlying that option on the date of exercise, which we have assumed to be $1.65, and the aggregate exercise price of the option.

Potential Payments Upon Termination or Change in Control

          Other than acceleration of vesting of equity-based awards as provided in each of our stock incentive plans, we do not have a formal policy or any agreements providing severance or change-of-control benefits to our executives. Each of our employees who is party to an incentive stock option agreement with us is entitled to accelerated vesting with respect to the applicable option immediately prior to the effective date of an acquisition as defined in the stock option agreements. Each option subject to such acceleration typically vests as to an additional 25% of the original number of shares subject to such option and the final vesting date set forth in the applicable agreement is accelerated by 12 months. An "acquisition" under the stock option agreement means any:

  •
  merger or consolidation in which our outstanding voting securities immediately prior to such merger or consolidation represent (either by remaining outstanding or by being converted into voting securities of the surviving or acquiring entity) less than a majority of the combined voting power of the outstanding voting securities of the surviving company immediately after such merger or consolidation,

  •
  sale of all or substantially all of our assets, or

  •
  sale of shares of our capital stock, in a single transaction or series of related transactions, representing at least 80% of the voting power of our outstanding securities.

          As of December 31, 2006, the following named executive officers would be entitled to additional accelerated vesting of their outstanding stock options described in the table below:

Name	Value of Additional Vested Option Awards Following a Change in Control (1)
Ashraf M. Dahod	$2,799,984	(2)
John P. Delea, Jr.	$585,000	(3)
Pierre G. Kahhale	$585,000	(3)
Anthony P. Schoener	$834,996	(3)
Gennady H. Sirota	$735,000	(3)

(1)
Valuation of these options is based on a price per share of our common stock of $12.00, which was the price per share in our initial public offering.

(2)
An additional 25% of the original number of shares subject to options vest upon a change of control.

(3)
An additional 12.5% of the original number of shares subject to a portion of the option awards held by these executives vest upon a change of control. An additional 25% of the original number of shares subject to the remainder of the option awards held by these executive vest upon a change of control.

Employment Agreements

          We do not have formal employment agreements with any of our named executive officers. The initial compensation of each of our named executive officers was set forth in an offer letter that we executed with each of them at the time their employment with us commenced. Each offer letter provides that the executive officer's employment with us is on an at-will basis. Other than the change in control and severance benefits provided to Mr. Milbury as described below, none of our named executive officers is currently party to a change in control or severance agreement with us. As a condition to their employment, each named executive officer entered into a non-competition, non-solicitation agreement and a proprietary information and inventions assignment agreement. Under these agreements, each named executive officer has agreed (1) not to compete with us or to solicit our employees during their employment and for a period of 12 months after the termination of their employment and (2) to protect our confidential and proprietary information and to assign intellectual property developed during the course of their employment to us.

          We entered into an offer letter with Mr. Milbury on January 17, 2007 that sets forth the terms of his employment as our vice president of operations and chief financial officer. Mr. Milbury's initial base annual salary is $210,000 and he is entitled to receive a signing bonus of $85,000, which will be earned and paid on a bi-weekly basis during his first year of employment. In addition, our board of directors agreed to grant Mr. Milbury equity awards consisting of 243,819 shares of restricted common stock at a purchase price of $0.01 per share and options to purchase 189,514 shares of our common stock at an exercise price equal to the fair market value of our common stock on the grant date. The aggregate total of restricted stock and options will vest 25% at the end of the first year of employment and in equal quarterly installments over the succeeding three years. The entirety of the restricted stock award will vest prior to any vesting of the options.

          Under the terms of our offer letter with Mr. Milbury, in the event of a change of control of our company as a result of an acquisition, Mr. Milbury will be entitled to 12 months of accelerated vesting of his initial equity awards. In addition, if within one year of a change of control, Mr. Milbury is terminated without cause, experiences an adverse change in authority, duty or responsibility or if Mr. Milbury terminates his employment following a relocation of his principal place of business more than 50 miles from Tewksbury, Massachusetts, then he will be entitled to an additional 12 months of accelerated vesting of his initial equity awards and 12 months of post-termination salary continuation and reimbursement for the expense of continued health benefits under our group health plan under COBRA. In the event we terminate Mr. Milbury's employment without cause not in connection with a change of control, he will be entitled to accelerated vesting of his restricted stock such that an additional number of shares equal to the lesser of 108,333 or the number of shares for which Mr. Milbury has made an election under Section 83(b) of the Internal Revenue Code, will be immediately vested. In addition, Mr. Milbury would be entitled to 12 months of post-termination salary continuation and reimbursement for the expense of continued health benefits under our group health plan under COBRA.

Stock Option and Other Compensation Plans

2000 Stock Incentive Plan

          Our 2000 Stock Incentive Plan, as amended, which we refer to as the 2000 stock plan, was adopted by our board of directors and approved by our stockholders in August 2000. A maximum of 18,483,470 shares of common stock are authorized for issuance under the 2000 stock plan.

          The 2000 stock plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock and other stock-based awards. Our employees, officers, directors, consultants and advisors are eligible to receive awards under the 2000 stock plan; however, incentive stock options may only be granted to our employees. In accordance with the terms of the 2000 stock plan, our board of directors, or a committee or subcommittee appointed by our board of directors, administers the 2000 stock plan and, subject to any limitations in the 2000 stock plan, selects the recipients of awards and determines:

  •
  the number of shares of common stock covered by options and the dates upon which those options become exercisable;

  •
  the exercise prices of options;

  •
  the duration of options;

  •
  the methods of payment of the exercise price; and

  •
  the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of those awards, including the conditions for repurchase, issue price and repurchase price.

          Pursuant to the terms of the 2000 plan, in the event of a proposed liquidation or dissolution of our company, our board of directors will provide that all unexercised options will become exercisable in full at least 10 business days prior to the liquidation or dissolution and will terminate upon the liquidation or dissolution, except to the extent exercised before such date. Our board may specify the effect of a liquidation or dissolution on any restricted stock award or other award granted under the 2000 stock plan at the time of the grant of the award.

          In the event of our merger or consolidation with or into another entity as a result of which our common stock is converted into the right to receive cash, securities or other property, or any exchange of our shares for cash, securities or other property pursuant to a statutory share exchange transaction, our board of directors will provide that all of our outstanding options will be assumed or equivalent options will be substituted by the successor corporation. If the acquirer does not agree to assume, or substitute for, the options, then our board will provide that all unexercised options will become exercisable in full prior to completion of the reorganization event, and will terminate if not exercised prior to such time. If under the terms of the reorganization event holders of our common stock receive cash for their shares, our board may instead provide for a cash-out of the value of any outstanding options less the applicable exercise price. In addition, if a merger or other reorganization event occurs, our repurchase and other rights with respect to shares of restricted stock will inure to the benefit of our successor and will apply equally to the cash, securities or other property into which our common stock is then converted.

          As of June 30, 2007, there were options to purchase 8,297,706 shares of common stock outstanding under the 2000 stock plan at a weighted average exercise price of $3.20 per share, and 9,643,124 shares of common stock had been issued pursuant to the exercise of options or awards of restricted stock granted under the stock plan. Since the effective date of the 2007 stock incentive plan described below, we no longer grant stock options or other awards under the 2000 stock plan. However, any shares of common stock reserved for issuance under the 2000 stock plan that remain available for issuance and any shares of common stock subject to awards under the 2000 stock plan that expire, terminate, or are otherwise surrendered, canceled, forfeited or repurchased by us will be added to the number of shares available under the 2007 stock incentive plan up to a specified number of shares.

2007 Stock Incentive Plan

          Our 2007 stock incentive plan, which became effective on June 5, 2007, was adopted by our board of directors on April 26, 2007 and approved by our stockholders on May 29, 2007. The 2007 stock incentive plan provides for the grant of incentive stock options, non-statutory stock options, restricted stock awards and other stock-based awards. The number of shares of common stock reserved for issuance under the 2007 stock incentive plan is the sum of 3,000,000 shares plus the number of shares of common stock then available for issuance under the 2000 stock plan and the number of shares of common stock subject to awards granted under the 2000 stock plan which expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased by us at their original issuance price pursuant to a contractual repurchase right, up to a maximum of 1,833,333 shares.

          In addition, our 2007 stock incentive plan contains an "evergreen" provision that allows for an annual increase in the number of shares available for issuance under our 2007 stock incentive plan on the first day of each fiscal year beginning in fiscal year 2009 and ending on the second day of fiscal year 2017. The annual increase in the number of shares shall be equal to the lowest of:

  •
  3,000,000 shares;

  •
  5% of the aggregate number of shares of common stock outstanding on the first day of the fiscal year; and

  •
  an amount determined by our board of directors.

          Our employees, officers, directors, consultants and advisors are eligible to receive awards under our 2007 stock incentive plan; however, incentive stock options may only be granted to our employees. The maximum number of shares of common stock with respect to which awards may be granted to any participant under the plan is 1,333,333 per calendar year.

          In accordance with the terms of the 2007 stock incentive plan, our board of directors has authorized our compensation committee to administer the 2007 stock incentive plan. Pursuant to the terms of the 2007 stock incentive plan, our compensation committee will select the recipients of awards and determine:

  •
  the number of shares of common stock covered by options and the dates upon which the options become exercisable;

  •
  the exercise price of options;

  •
  the duration of the options; and

  •
  the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of such awards, including conditions for repurchase, issue price and repurchase price.

          If our board of directors delegates authority to an executive officer to grant awards under the 2007 stock incentive plan, the executive officer has the power to make awards to all of our employees, except executive officers. Our board of directors will fix the terms of the awards to be granted by such executive officer, including the exercise price of such awards, and the maximum number of shares subject to awards that such executive officer may make.

          Upon a merger or other reorganization event, our board of directors, may, in their sole discretion, take any one or more of the following actions pursuant to our 2007 stock incentive plan, as to some or all outstanding awards:

  •
  provide that all outstanding awards shall be assumed or substituted by the successor corporation;

  •
  upon written notice to a participant, provide that the participant's unexercised options or awards will terminate immediately prior to the consummation of such transaction unless exercised by the participant;

  •
  provide that outstanding awards will become exercisable, realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the reorganization event;

  •
  in the event of a reorganization event pursuant to which holders of our common stock will receive a cash payment for each share surrendered in the reorganization event, make or provide for a cash payment to the participants equal to the excess, if any, of the acquisition price times the number of shares of our common stock subject to such outstanding awards (to the extent then exercisable at prices not in excess of the acquisition price), over the aggregate exercise price of all such outstanding awards and any applicable tax withholdings, in exchange for the termination of such awards; and

  •
  provide that, in connection with a liquidation or dissolution, awards convert into the right to receive liquidation proceeds.

          Upon the occurrence of a reorganization event other than a liquidation or dissolution, the repurchase and other rights under each outstanding restricted stock award will continue for the benefit of the successor company and will, unless the board of directors may otherwise determine, apply to the cash, securities or other property into which our common stock is converted pursuant to the reorganization event. Upon the occurrence of a reorganization event involving a liquidation or dissolution, all conditions on each outstanding restricted stock award will automatically be deemed terminated or satisfied, unless otherwise provided in the agreement evidencing the restricted stock award.

          No award may be granted under the 2007 stock incentive plan after April 26, 2017. Our board of directors may amend, suspend or terminate the 2007 stock incentive plan at any time, except that stockholder approval will be required to comply with applicable law or stock market requirements.

          As of June 30, 2007, there were options to purchase 149,252 shares of common stock outstanding under the 2007 stock incentive plan at a weighted average exercise price of $16.55 per share and 13,334 shares of common stock had been issued pursuant to the exercise of options or awards of restricted stock granted under the plan.

401(k) Retirement Plan

          We maintain a 401(k) retirement plan that is intended to be a tax-qualified defined contribution plan under Section 401(k) of the Internal Revenue Code. In general, all of our U.S. employees are eligible to participate, subject to a 90-day waiting period. The 401(k) Plan includes a salary deferral arrangement pursuant to which participants may elect to reduce their current compensation by up to the statutorily prescribed limit, equal to $15,500 in 2007, and have the amount of the reduction contributed to the 401(k) Plan. We are permitted to match employees' 401(k) Plan contributions, however, we do not do so.

Limitations on Officers' and Directors' Liability and Indemnification Agreements

          As permitted by Delaware law, we have adopted provisions in our restated certificate of incorporation and amended and restated bylaws that limit or eliminate the personal liability of our directors. Our restated certificate of incorporation and amended and restated bylaws limit the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breaches of their fiduciary duties as directors, except liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

  •
  any transaction from which the director derived an improper personal benefit.

          These limitations do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies, including injunctive relief or rescission. If Delaware law is amended to authorize the further elimination or limitation of liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law as so amended.

          As permitted by Delaware law, our restated certificate of incorporation and amended and restated bylaws also provide that:

  •
  we will indemnify our directors and officers to the fullest extent permitted by law;

  •
  we may indemnify our other employees and other agents to the same extent that we indemnify our officers and directors, unless otherwise determined by the board of directors; and

  •
  we will advance expenses to our directors and executive officers in connection with legal proceedings in connection with a legal proceeding to the fullest extent permitted by law.

          The indemnification provisions contained in our restated certificate of incorporation and amended and restated bylaws are not exclusive.

          In addition to the indemnification provided for in our restated certificate of incorporation and amended and restated bylaws, in connection with our initial public offering we entered into indemnification agreements with each of our directors and executive officers. Each indemnification agreement provides that we will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as our director, officer, employee or agent, provided that he or she acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. In the event that we do not assume the defense of a claim against a director or executive officer, we are required to advance his or her expenses in connection with his or her defense, provided that he or she undertakes to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by us.

          We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, the opinion of the SEC is that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

          In addition, we maintain standard policies of insurance under which coverage is provided to our directors and officers against losses rising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such directors and officers pursuant to the above indemnification provisions or otherwise as a matter of law.

Rule 10b5-1 Sales Plans

          Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

          Since January 1, 2004, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our voting securities, and affiliates of our directors, executive officers and 5% stockholders. We believe that all of the transactions described below were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

Acquisition of NuLink, Inc.

          In February 2004, we acquired all of the capital stock of NuLink, Inc., an engineering consulting and research and development company founded by our president and chief executive officer, Mr. Dahod. NuLink was wholly-owned by Mr. Dahod and his spouse. We paid total consideration of approximately $2 million to acquire NuLink, including the issuance of 1,002,562 shares of our series D convertible preferred stock valued at approximately $1.7 million. Mr. Dahod and his spouse also received a cash distribution from NuLink in the aggregate amount of $180,000 immediately prior to our acquisition of NuLink.

Stock Issuances

Issuance of Series D Convertible Preferred Stock

          In February, March and April 2004, we issued an aggregate of 15,746,120 shares of our series D convertible preferred stock at a price per share of approximately $1.70 for an aggregate purchase price of approximately $26,768,000. The table below sets forth the number of series D shares sold to our directors, executive officers and 5% stockholders and their affiliates:

Name	Number of Shares of Series D Convertible Preferred Stock(3)	Aggregate Purchase Price ($)
Focus Ventures Entities	4,248,773	$7,204,457
Highland Capital Partners Entities(1)	3,093,628	5,245,729
Matrix Partners Entities(1)	3,365,890	5,707,374
North Bridge Venture Partners Entities(1)	3,365,888	5,707,374
Ashraf M. Dahod and affiliates(2)	1,002,562	1,700,000

(1)
Edward T. Anderson, one of our directors, is the managing partner of North Bridge Venture Partners; Timothy A. Barrows, one of our directors, is a managing member of Matrix Partners; and Sean M. Dalton, one of our directors, is a managing general partner of Highland Capital Partners. Ashraf M. Dahod is our president and chief executive officer and one of our directors.

(2)
Represents the 1,002,562 shares of series D convertible preferred stock issued to Mr. Dahod and his wife in connection with our acquisition of NuLink, Inc. in February 2004 as described above under "— Acquisition of NuLink, Inc."

(3)
All of our series D convertible preferred stock was automatically converted into an aggregate of 10,497,407 shares of common stock upon consummation of our initial public offering.

Issuance of Series E Convertible Preferred Stock

          In May, June, July and September 2005, we issued an aggregate of 6,136,876 shares of our series E convertible preferred stock at a price per share of approximately $2.93 for an aggregate purchase price of approximately $18,000,000. The table below sets forth the number of series E shares sold to our directors, executive officers and 5% stockholders and their affiliates:

Name	Number of Shares of Series E Convertible Preferred Stock(1)	Aggregate Purchase Price ($)
Focus Ventures Entities	436,852	$1,281,325
Highland Capital Partners Entities	1,355,121	3,974,689
Matrix Partners Entities	1,474,382	4,324,492
North Bridge Venture Partners Entities	1,474,382	4,324,492

(1)
All of our series E convertible preferred stock was automatically converted into an aggregate of 4,091,245 shares of common stock upon consummation of our initial public offering.

Investor Rights Agreement

          We have entered into an investor rights agreement with certain holders of our preferred stock, our chief executive officer and our vice president of engineering. Our board of directors currently consists of seven members, all of whom were elected as directors pursuant to the board composition provisions of the investor rights agreement. In addition, the investor rights agreement contains a right of first refusal provision that provides that we shall not make certain issuances of our securities unless we first offer such securities to certain holders of our preferred stock in accordance with the agreement. The board composition and right of first refusal provision of the investor rights agreement terminated upon the closing of our initial public offering.

          The investor rights agreement also provides that certain holders of our preferred stock, our chief executive officer and our vice president of engineering have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. For a more detailed description of these registration rights, see "Description of Capital Stock — Registration Rights."

Indemnification Agreements

          Our restated certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. In addition, we have entered into indemnification agreements with each of our directors and executive officers that may be broader in scope that the specific indemnification provisions contained in the Delaware General Corporation Law. For more information regarding these agreements, see "Management — Limitation of Liability and Indemnification."

Policies and Procedures for Related Party Transactions

          In March 2007, our board of directors adopted a written related person transaction policy to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, the amount involved exceeds $120,000, and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness, and employment by us of a related person.

          Any related person transaction proposed to be entered into by us must be reported to our general counsel and will be reviewed and approved by the audit committee in accordance with the terms of the policy, prior to effectiveness or consummation of the transaction, whenever practicable. If our general counsel determines that advance approval of a related person transaction is not practicable under the circumstances, the audit committee will review and, in its discretion, may ratify the related person transaction at the next meeting of the audit committee, or at the next meeting following the date that the related person transaction comes to the attention of our general counsel. Our general counsel, however, may present a related person transaction arising in the time period between meetings of the audit committee to the chair of the audit committee, who will review and may approve the related person transaction, subject to ratification by the audit committee at the next meeting of the audit committee.

          In addition, any related person transaction previously approved by the audit committee or otherwise already existing that is ongoing in nature will be reviewed by the audit committee annually to ensure that such related person transaction has been conducted in accordance with the previous approval granted by the audit committee, if any, and that all required disclosures regarding the related person transaction are made.

          Transactions involving compensation of executive officers will be reviewed and approved by the compensation committee in the manner specified in the charter of the compensation committee.

          A related person transaction reviewed under this policy will be considered approved or ratified if it is authorized by the audit committee in accordance with the standards set forth in this policy after full disclosure of the related person's interests in the transaction. As appropriate for the circumstances, the audit committee will review and consider:

  •
  the related person's interest in the related person transaction;

  •
  the approximate dollar value of the amount involved in the related person transaction;

  •
  the approximate dollar value of the amount of the related person's interest in the transaction without regard to the amount of any profit or loss;

  •
  whether the transaction was undertaken in the ordinary course of business;

  •
  whether the transaction with the related person is proposed to be, or was, entered into on terms no less favorable to us than terms that could have been reached with an unrelated third party;

  •
  the purpose of, and the potential benefits to us of, the transaction; and

  •
  any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

          The audit committee will review all relevant information available to it about the related person transaction. The audit committee may approve or ratify the related person transaction only if the audit committee determines that, under all of the circumstances, the transaction is in or is not inconsistent with our best interests. The audit committee may, in its sole discretion, impose conditions as it deems appropriate on us or the related person in connection with approval of the related person transaction.

PRINCIPAL AND SELLING STOCKHOLDERS

          The following table sets forth information regarding the beneficial ownership of our common stock as of June 30, 2007, by:

  •
  each of our directors;

  •
  each of our named executive officers;

  •
  each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

  •
  all of our directors and executive officers as a group; and

  •
  each selling stockholder.

          Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days after June 30, 2007. Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

          Percentage ownership calculations for beneficial ownership prior to this offering are based on 64,524,669 shares outstanding as of June 30, 2007. Percentage ownership calculations for beneficial ownership after this offering also include the shares we are offering hereby. Except as otherwise indicated in the table below, addresses of named beneficial owners are in care of Starent Networks, Corp., 30 International Place, Tewksbury, Massachusetts 01876.

          In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of June 30, 2007. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

	Shares Beneficially Owned Prior to Offering			Shares Beneficially Owned After Offering
Name and Address of Beneficial Owner			Shares Offered
	Number	Percentage		Number	Percentage
5% Stockholders
Entities affiliated with Matrix Partners(1)	10,542,716	16.3%	—	10,542,716	15.4%
Entities affiliated with North Bridge Venture Partners(2)	10,542,720	16.3	—	10,542,720	15.4
Entities affiliated with Highland Capital Partners(3)	9,649,058	15.0	—	9,649,058	14.1

Officers and Directors
Ashraf M. Dahod(4)	7,229,849	11.2%	800,000	6,429,849	9.4%
John P. Delea, Jr.(5)	281,083	*	150,000	131,083	*
Pierre G. Kahhale(6)	385,875	*	200,000	185,875	*
Vijay Kathuria(7)	550,414	*	200,000	350,414	*
Robert J. Kelly	100,000	*	75,000	25,000	*
Thierry Maupilé	66,666	*	—	66,666	*
Paul J. Milbury	243,819	*	—	243,819	*
Kevin F. Newman(8)	43,750	*	25,000	18,750	*
Anthony P. Schoener(9)	618,750	1.0	200,000	418,750	*
Gennady H. Sirota(10)	546,750	*	—	546,750	*
Edward T. Anderson(11)	10,609,386	16.4	—	10,609,386	15.5
Timothy A. Barrows(12)	10,609,382	16.4	—	10,609,382	15.5
Sean M. Dalton(13)	9,649,058	15.0	—	9,649,058	14.1
Matthew J. Desch(14)	16,666	*	—	16,666	*
James A. Dolce, Jr.	66,666	*	—	66,666	*
Kenneth A. Goldman(15)	24,999	*	—	24,999	*
All executive officers and directors as a group (16 persons)	41,043,113	62.6	1,650,000	39,393,113	56.8
Other Selling Stockholders
Entities affiliated with Focus Ventures(16)	3,123,747	4.8	1,500,000	1,623,747	2.4
George Hale(17)	26,041	*	20,000	6,041	*
Nooril-Iman Trust(18)	1,149,089	1.8	200,000	949,089	1.4
Samsung-SVIC #4 New Technology Business Investment L.P.(19)	1,508,127	2.3	750,000	758,127	1.1

(1)
Consists of 6,272,920 shares held by Matrix Partners VI, L.P., 2,092,730 shares held by Matrix VI Parallel Partnership-A, L.P., 701,089 shares held by Matrix VI Parallel Partnership-B, L.P., 1,338,369 shares held by Weston & Co. VI LLC and 137,608 shares held by Weston & Co. VI LLC, as nominee. Timothy A. Barrows, a member of our board of directors, is a Managing Member of Matrix VI Management Co., L.L.C., the general partner of each of Matrix Partners VI, L.P., Matrix Partners VI Parallel Partnership-A, L.P. and Matrix Partners VI Parallel Partnership-B, L.P. (collectively, the "Matrix Partnerships"). Mr. Barrows is the managing member of Matrix VI Management Co., L.L.C. and has sole voting and dispositive power with respect to the shares held by the Matrix Partnerships. Mr. Barrows disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any. Weston & Co. VI LLC ("Weston" and, together with the Matrix Partnerships, the "Matrix Entities") is nominee for certain beneficial owners, including Mr. Barrows. Mr. Barrows has sole voting and investment control with respect to 181,941 shares beneficially held by Weston for him personally. Mr. Barrows is authorized by the sole member of Weston to take any action with respect to the remaining shares held by Weston as directed by the underlying beneficial owners. Mr. Barrows disclaims beneficial ownership of such remaining shares. The address of the Matrix Entities is c/o Matrix Partners, Bay Colony Corporate Center, 1000 Winter Street, Suite 4500, Waltham, MA 02451.

(2)
Consists of 7,144,648 shares held of record by North Bridge Venture Partners IV-A, L.P., or NBVP IV-A, and 3,398,072 shares held of record by North Bridge Venture Partners IV-B, L.P., or NBVP IV-B. NBVM GP, LLC, or NVBM, the sole general partner of North Bridge Venture Management IV, L.P. which is the sole general partner of each of NBVP IV-A and NBVP IV-B, has sole voting and dispositive power over these shares. The managers of NVBM having voting and dispositive power over these shares are Edward T. Anderson and Richard A. D'Amore, each of whom disclaims beneficial ownership of such shares except to the extent of their pecuniary interest. Mr. Anderson also serves as a member of our board of directors. The address of NBVP IV-A, L.P. and NBVP IV-B is c/o North Bridge Venture Partners, 950 Winter Street, Suite 4600, Waltham, MA 02451.

(3)
Consists of 6,812,238 shares held of record by Highland Capital Partners V Limited Partnership ("Highland Capital V"), 1,756,128 shares held of record by Highland Capital Partners V-B Limited Partnership ("Highland Capital V-B"), 1,080,692 shares held of record by Highland Entrepreneurs' Fund V Limited Partnership ("Highland Entrepreneurs' Fund" and together with Highland Capital V and Highland Capital V-B, the "Highland Investing Entities"). Highland Management Partners V Limited Partnership ("HMP") is the general partner of Highland Capital V and Highland Capital V-B. HEF V Limited Partnership ("HEF") is the general partner of Highland Entrepreneurs' Fund. Highland Management Partners V, Inc. ("Highland Management") is the general partner of both HMP and HEF. Sean M. Dalton, a member of our board of directors, Robert F. Higgins, Paul A. Maeder and Daniel J. Nova are the managing directors of Highland Management (together, the "Managing Directors"). Highland Management, as the general partner of the general partners of the Highland Investing Entities, may be deemed to have beneficial ownership of the shares held by the Highland Investing Entities. The Managing Directors have shared voting and investment control over all the shares held by the Highland Investing Entities and therefore may be deemed to share beneficial ownership of the shares held by Highland Investing Entities by virtue of their status as controlling persons of Highland Management. Each of the Managing Directors, including Mr. Dalton, disclaims beneficial ownership of the shares held by the Highland Investing Entities, except to the extent of such Managing Director's pecuniary interest therein, if any. The address for the entities affiliated with Highland Capital Partners is 92 Hayden Avenue, Lexington, MA 02421.

(4)
Includes 291,666 shares issuable to Mr. Dahod upon exercise of stock options, 334,187 shares held by Shamim Dahod, Mr. Dahod's wife, 4,765,316 shares held by Nooril-Iman, LP, a Delaware limited partnership and 23,012 shares held by Nooril-Iman Management, LLC, a Delaware limited liability company. In October 2007, Mr. Dahod donated 400,000 shares to the Nooril Iman Charitable Foundation, Inc., of which Shamim Dahod is the president and Mr. Dahod is the vice president. Mr. Dahod and Shamim Dahod are co-owners and co-managers of Nooril-Iman Management, LLC, the General Partner of Nooril-Iman, LP, and may be deemed to share voting and investment power with respect to the shares held by Nooril-Iman, LP, Nooril Iman Charitable Foundation, Inc. and Nooril-Iman Management, LLC. Mr. Dahod disclaims beneficial ownership of the shares held by Nooril-Iman, LP, Nooril Iman Charitable Foundation, Inc. and Nooril-Iman Management, LLC except to the extent of his pecuniary interest, if any. Shares offered consist of 400,000 shares offered by the Nooril Iman Charitable Foundation, Inc., 350,000 shares offered by Nooril-Iman, LP and 50,000 shares offered by Shamim Dahod.

(5)
Includes 71,250 shares issuable to Mr. Delea upon exercise of stock options.

(6)
Includes 26,250 shares issuable to Mr. Kahhale upon exercise of stock options and an aggregate of 200,000 shares held in family trusts. Mr. Kahhale is the trustee of the trusts and may be deemed to have voting and investment power with respect to the shares held by the trusts. Mr. Kahhale disclaims beneficial ownership of the shares held by the trusts except to the extent of his pecuniary interest, if any. Shares offered consist of 100,000 shares offered by Mr. Kahhale and 100,000 shares offered by the Pierre Kahhale Qualified Annuity Trust-2007, one of the family trusts.

(7)
Includes 297,081 shares issuable to Mr. Kathuria upon exercise of stock options, 11,666 shares held by Mr. Kathuria's wife and 133,333 shares held by The Vijay K. Kathuria Grantor Retained Annuity Trust-2007 (the "Kathuria GRAT"). Mr. Kathuria is the trustee of the Kathuria GRAT and may be deemed to have voting and investment power with respect to the shares held by the Kathuria GRAT. Mr. Kathuria disclaims beneficial ownership of the shares held by the Kathuria GRAT except to the extent of his pecuniary interest, if any. Shares offered consist of 111,667 shares offered by the Kathuria GRAT and 88,333 shares offered by Mr. Kathuria.

(8)
Consists of 18,750 shares issuable to Mr. Newman upon exercise of stock options and 25,000 shares held jointly by Kevin F. Newman and his wife. Shares offered consist of 25,000 shares issuable upon exercise of stock options that are exercisable more than 60 days after June 30, 2007.

(9)
Includes 138,750 shares issuable to Mr. Schoener upon exercise of stock options and 200,000 shares held by The Anthony P. Schoener Grantor Retained Annuity Trust-2007 (the "Schoener GRAT"). Mr. Schoener is the trustee of the Schoener GRAT and may be deemed to have voting and investment power with respect to the shares held by the Schoener GRAT. Mr. Schoener disclaims beneficial ownership of the shares held by the Schoener GRAT except to the extent of his pecuniary interest, if any.

  Shares offered consist of 100,000 shares offered by Mr. Schoener and 100,000 shares offered by the Schoener GRAT.

(10)
Includes 116,250 shares issuable to Mr. Sirota upon exercise of stock options, 22,500 shares held jointly by Gennady Sirota and his wife and 233,333 shares held by The Gennady H. Sirota Grantor Retained Annuity Trust-2007 (the "Sirota GRAT"). Mr. Sirota is the trustee of the Sirota GRAT and may be deemed to have voting and investment power with respect to the shares held by the Sirota GRAT. Mr. Sirota disclaims beneficial ownership of the shares held by the Sirota GRAT except to the extent of his pecuniary interest, if any.

(11)
Includes shares described in Note (2) above. Mr. Anderson disclaims beneficial ownership of the shares held by the entities affiliated with North Bridge Venture Partners except to the extent of his pecuniary interest therein, if any.

(12)
Includes shares described in Note (1) above. Mr. Barrows disclaims beneficial ownership of the shares held by the entities affiliated with Matrix Partners except to the extent of his pecuniary interest therein, if any.

(13)
Consists of shares described in Note (3) above. Mr. Dalton disclaims beneficial ownership of the shares held by the entities affiliated with Highland Capital Partners except to the extent of his pecuniary interest therein, if any.

(14)
Consists of 16,666 shares issuable to Mr. Desch upon exercise of stock options.

(15)
Consists of 24,999 shares issuable to Mr. Goldman upon exercise of stock options.

(16)
Consists of 2,967,561 shares held of record by Focus Ventures II, L.P., 39,046 shares held of record by FV Investors II A, L.P. and 117,140 shares held of record by FV Investors II QP, L.P. (collectively, the "Focus Entities"). Focus Ventures Partners II, L.P. is the general partner of Focus Ventures II, L.P. James H. Boettcher, Kevin McQuillan, Steven Bird and George Bischof (collectively, the "General Partners") are the general partners of Focus Ventures Partners II, L.P. The General Partners have shared voting and investment control over all the shares held by the Focus Entities and therefore may be deemed to share beneficial ownership of the shares held by the Focus Entities by virtue of their status as controlling persons of Focus Ventures Partners II, L.P. Each of the General Partners disclaims beneficial ownership of the shares held by the Focus Entities, except to the extent of such General Partner's pecuniary interest therein, if any. The address of Focus Ventures II, L.P., FV Investors II A, L.P. and FV Investors II QP, L.P. is c/o Focus Ventures, 525 University Avenue, Suite 1400, Palo Alto, CA 94301. Shares offered consist of 1,425,000 shares offered by Focus Ventures II, L.P., 56,250 shares offered by FV Investors II, QP, L.P. and 18,750 shares offered by FV Investors II A, L.P.

(17)
Consists of 26,041 shares issuable upon exercise of stock options.

(18)
Shamim Dahod, Fatema Dahodwala and Christiana Bank & Trust Company are the trustees of the Nooril-Iman Trust and share voting and investment power with respect to the shares held by the trust. Each of the trustees disclaims beneficial ownership of the shares held by the trust, except to the extent of such trustee's pecuniary interest therein, if any. Ashraf M. Dahod, our President and Chief Executive Officer, is not a trustee of the trust and disclaims beneficial ownership of the shares held by the trust.

(19)
Samsung Venture Investment Corporation is the management company for Samsung-SVIC #4 New Technology Business Investment L.P. Sang-Ki Kim is the Chief Executive Officer of Samsung Venture Investment Corporation and has voting and investment power with respect to the shares held by Samsung-SVIC #4 New Technology Business Investment L.P.

DESCRIPTION OF CAPITAL STOCK

General

          Our authorized capital stock consists of 250,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share, all of which preferred stock are undesignated.

          The following description of our capital stock and provisions of our restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to these documents. Copies of these documents have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part.

Common Stock

          As of June 30, 2007, there were 64,524,669 shares of our common stock outstanding.

          The holders of our common stock are generally entitled to one vote for each share held on all matters submitted to a vote of the stockholders and do not have any cumulative voting rights. Holders of our common stock are entitled to receive proportionally any dividends declared by our board of directors out of funds legally available therefor, subject to any preferential dividend or other rights of any then outstanding preferred stock.

          In the event of our liquidation or dissolution, holders of our common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities, subject to the prior rights of any then outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable.

          The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

          Under the terms of our restated certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock, any or all of which may be greater than or senior to the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments or payments on liquidation. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of our common stock.

          Authorizing our board of directors to issue preferred stock and determine its rights and preferences has the effect of eliminating delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. We currently have no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Options

          As of June 30, 2007, options to purchase 8,446,958 shares of common stock at a weighted average exercise price of $3.43 per share were outstanding.

Registration Rights

          We have entered into a fourth amended and restated investor rights agreement with certain holders of our previously outstanding preferred stock, our chief executive officer and our vice president of engineering. After the completion of this offering and the sale by the selling stockholders of the shares offered by them hereby, holders of a total of 45,064,641 shares of our common stock will have the right to require us to register these shares under the Securities Act under specific circumstances. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. The following description of the terms of the fourth amended and restated investor rights agreement is intended as a summary only and is qualified in its entirety by reference to the fourth amended and restated investor rights agreement filed as an exhibit to the registration statement of which this prospectus forms a part.

          Demand Registration Rights.    At any time, the holders of at least 35% of our shares of common stock having registration rights may demand that we register under the Securities Act all or a portion of their shares having an aggregate offering price of at least $5,000,000 based on the then-current market price of our common stock; provided, however, that we are required to effect no more than two registrations. In addition, the holders will have the right to request that we register on Form S-3 all or a portion of the registrable shares held by them having an aggregate offering price of at least $1,000,000 based on the then-current market price of our common stock.

          Incidental Registration Rights.    If at any time we propose to register shares of our common stock under the Securities Act, other than on a registration statement on Form S-4 or S-8, the holders of registrable shares will be entitled to notice of the registration and, subject to certain exceptions, have the right to require us to register all or a portion of the registrable shares then held by them.

          In the event that any registration in which the holders of registrable shares participate pursuant to the fourth amended and restated investor rights agreement is an underwritten public offering, the number of registrable shares to be included may, in specified circumstances, be limited due to market conditions.

          Pursuant to the fourth amended and restated registration rights agreement, we are required to pay all registration expenses and indemnify each participating holder with respect to each registration of registrable shares that is effected.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation

          Delaware law, our amended certificate of incorporation and our amended and restated bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Staggered Board; Removal of Directors

          Our restated certificate of incorporation and our amended and restated bylaws divide our board of directors into three classes with staggered three-year terms. In addition, a director may be removed only for cause and only by the affirmative vote of the holders of at least 66 2/3% of the voting power of our outstanding common stock. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

          The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Stockholder Action by Written Consent; Special Meetings

          Our restated certificate of incorporation provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Our restated certificate of incorporation and our amended and restated bylaws also provide that, except as otherwise required by law, special meetings of our stockholders can only be called by our chairman of the board, our chief executive officer or president or our board of directors.

Advance Notice Requirements for Stockholder Proposals

          Our amended and restated bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder's intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

Delaware Business Combination Statute

          We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a "business combination" with any "interested stockholder" for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes, among other things, a merger or consolidation involving us and the "interested stockholder" and the sale of more than 10% of our assets. In general, an "interested stockholder" is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Amendment of Certificate of Incorporation and Bylaws

          The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated bylaws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least 66 2/3% of the votes which all our stockholders would be entitled to cast in any election of directors. In addition, the affirmative vote of the holders of at least 66 2/3% of the votes which all our stockholders would be entitled to cast in any election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our restated certificate of incorporation described above under "— Staggered Board; Removal of Directors" and "— Stockholder Action by Written Consent; Special Meetings."

Limitation of Liability and Indemnification of Officers and Directors

          Our restated certificate of incorporation limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law. Our restated certificate of incorporation provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

  •
  for any breach of their duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  for voting or assenting to unlawful payments of dividends or other distributions; or

  •
  for any transaction from which the director derived an improper personal benefit.

          Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment or repeal or adoption of an inconsistent provision. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

          In addition, our certificate of incorporation provides that we must indemnify our directors and officers and we must advance expenses, including attorneys' fees, to our directors and officers in connection with legal proceedings, subject to limited exceptions.

Authorized but Unissued Shares

          The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the Nasdaq Global Market. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

          The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Nasdaq Global Market

          Our common stock is listed on the Nasdaq Global Market under the symbol "STAR."

SHARES ELIGIBLE FOR FUTURE SALE

          Future sales of significant amounts of our common stock, including shares issued upon exercise of outstanding options or in the public market after this offering, or the anticipation of those sales, could adversely affect public market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities.

          Based on shares outstanding as of June 30, 2007, upon completion of this offering, we will have outstanding 68,404,669 shares of common stock, assuming no exercise of the underwriters' option to purchase additional shares and no exercise of outstanding options. Of these shares, 48,242,186 will be restricted securities as that term is defined in Rule 144 under the Securities Act. Substantially all of these restricted securities will be subject to one or both of the lock-up agreements described below. After the expiration of the lock-up agreements, these restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act.

          In addition, of the 8,446,958 shares of our common stock that were subject to stock options outstanding as of June 30, 2007, options to purchase 2,319,237 shares of common stock were vested as of June 30, 2007 and will be eligible for sale following this offering.

Rule 144

          In general and subject to the lock-up agreements described below, under Rule 144 of the Securities Act, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately 684,046 shares immediately after this offering, and

  •
  the average weekly trading volume in our common stock on the Nasdaq Global Market during the four calendar weeks preceding the sale.

          Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. We cannot estimate the number of shares of common stock that our existing stockholders will elect to sell under Rule 144.

Rule 144(k)

          Subject to the lock-up agreements described below, shares of our common stock eligible for sale under Rule 144(k) may be sold immediately. In general, under Rule 144(k), a person may sell shares of common stock acquired from us immediately, without regard to manner of sale, the availability of public information about us or volume, if:

  •
  the person is not our affiliate and has not been our affiliate at any time during the three months preceding the sale; and

  •
  the person has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate.

Rule 701

          In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell those shares in reliance on Rule 701, but without compliance with the various restrictions, including the holding period, contained in Rule 701.

Lock-up Agreements

          Our officers and directors and other stockholders holding 44,796,566 shares of our common stock agreed with the underwriters of our initial public offering, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock for a period through the date 180 days after the date of the prospectus relating to our initial public offering, as modified as described below, except with the prior written consent of Goldman, Sachs & Co. and Lehman Brothers Inc., on behalf of the underwriters. This 180-day contractual lock-up period will expire, subject to extension or modification as discussed below, on December 3, 2007.

          In connection with this offering, our officers and directors and some of our stockholders (including some of those who entered into agreements in connection with our initial public offering) holding 10,582,420 shares of our common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock for a period through the date 90 days after the date of this prospectus, as modified as described below, except with the prior written consent of Goldman, Sachs & Co. and Lehman Brothers Inc., on behalf of the underwriters. One of our executive officers, who is not a selling stockholder in this offering, has executed a lock-up agreement in connection with this offering that permits sales of vested shares beneficially held by him under his existing Rule 10b5-1 trading plans. Under the executive officer's Rule 10b5-1 trading plans, depending on the future trading price of our stock, a total of up to 588,874 shares may be sold during the 90-day period following the date of this prospectus. The executive officer has also executed a lock-up agreement in connection with our initial public offering that expires on December 3, 2007, subject to extension or modification as discussed below, and that does not provide for this exception.

          The 180-day restricted period relating to our initial public offering and the 90-day restricted period relating to this offering will be automatically extended or reduced as described below. If during the last 17 days of the relevant contractual lock-up period we issue an earnings release or announce material news or a material event, the contractual lock-up period will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event. With respect to the 180-day contractual lock-up period entered into in connection with our initial public offering, if we announce, prior to the expiration of the contractual lock-up period, that we will release earnings results during the 15-day period following the last day of the contractual lock-up period, the lock-up restrictions on resale will be automatically extended until the expiration of the 18-day period beginning on the date of the release of the earnings results. With respect to the 90-day contractual lock-up period entered into in connection with this offering, prior to the expiration of the contractual lock-up period, if we announce that we will release earnings results during the 15-day period following the last day of the contractual lock-up period, the lock-up restrictions on resale will expire on the day 18 days prior to the scheduled earnings release so long as we issue a press release and accompanying current report on Form 8-K announcing the early release date at least three days before the early release date. If we do not publicly announce the early release date by such time, the lock-up restrictions will instead continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release. Additionally, in any event the lock-up period entered into in connection with this offering will continue through and including January 15, 2008.

          Goldman, Sachs & Co. and Lehman Brothers Inc. currently do not anticipate shortening or waiving any of the lock-up agreements and do not have any pre-established conditions for such modifications or waivers. Goldman, Sachs & Co. and Lehman Brothers Inc. may, however, with the approval of our board of directors, release for sale in the public market all or any portion of the shares subject to the lock-up agreement. In addition, there are also 4,980,573 shares of common stock subject to a 180-day contractual lock-up with us in connection with our initial public offering that will become eligible for sale in the public market on December 3, 2007. We may release these shares from the restrictions at our discretion, without the prior written consent of either Goldman, Sachs & Co. or Lehman Brothers Inc.

Stock Options

          As of June 30, 2007, we had outstanding options to purchase 8,446,958 shares of common stock, of which options to purchase 2,319,237 shares of common stock were vested as of June 30, 2007. We have filed a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock subject to outstanding options and options and other awards issuable pursuant to our 2000 stock incentive plan and 2007 stock incentive plan.

UNDERWRITING

          Starent Networks, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Lehman Brothers Inc. are the joint book-running managers and representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	3,744,000
Lehman Brothers Inc.	2,856,000
J.P. Morgan Securities Inc.	800,000
Thomas Weisel Partners LLC	600,000

Total	8,000,000

          The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

          If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,200,000 shares from Starent Networks to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

          The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by Starent Networks and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 1,200,000 additional shares.

Paid by Starent Networks	No Exercise	Full Exercise
Per Share	$1.14	$1.14
Total	$4,423,200	$5,791,200
Paid by the Selling Stockholders	No Exercise	Full Exercise
Per Share	$1.14	$1.14
Total	$4,696,800	$4,696,800

          Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.6840 per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms.

          Starent Networks, its officers and directors and the selling stockholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock, file or cause to be filed any registration statement covering shares of common stock or securities convertible into or exchangeable for shares of common stock, or publicly disclose to do any of the foregoing restricted activities, during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. and Lehman Brothers Inc., on behalf of the underwriters. This agreement does not apply to any existing employee benefit plans. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

          The 90-day restricted period described in the preceding paragraph will be automatically extended if, during the last 17 days of the 90-day restricted period Starent Networks issues an earnings release or announces material news or a material event, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event. The 90-day restricted period described in the preceding paragraph will be automatically reduced if, prior to the expiration of the restricted period Starent Networks announces that it will release earnings results during the 15-day period following the last day of the 90-day restricted period, the restrictions described in the preceding paragraph will expire on the day 18 days prior to the scheduled earnings release so long as Starent Networks issues a press release and accompanying current report on Form 8-K announcing the early release date at least three days before the early release date. If Starent Networks does not publicly announce the early release date by such time, the restrictions described in the preceding paragraph will instead continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release. Additionally, in any event the restricted period described above in connection with this offering will continue through and including January 15, 2008.

          The common stock is listed on the Nasdaq Global Market under the symbol "STAR."

          In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from Starent Networks in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

          The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

          Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of Starent Networks' stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise.

          In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each of which is referred to as a Relevant Member State, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, referred to as the Relevant Implementation Date, it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

  •
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  •
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

  •
  in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

          For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

          Each underwriter has represented and agreed that:

  •
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

  •
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

          The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and

no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

          This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

          Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the Securities and Futures Act or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act; (2) where no consideration is given for the transfer; or (3) by operation of law.

          The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

          The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

          Starent Networks and the selling stockholders estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $500,000.

          Starent Networks and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

          Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for Starent Networks, for which they received or will receive customary fees and expenses. In particular, Goldman, Sachs & Co. and Lehman Brothers Inc. acted as joint book-running managers and J.P. Morgan Securities Inc. and Thomas Weisel Partners, LLC acted as co-managers in connection with Starent Networks' initial public offering.

INDUSTRY AND MARKET DATA

          We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

LEGAL MATTERS

          The validity of the common stock being offered will be passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts. Attorneys at Wilmer Cutler Pickering Hale and Dorr LLP beneficially own an aggregate of 98,359 shares of our common stock. The underwriters are represented by Wilson Sonsini Goodrich & Rosati, Professional Corporation, New York, New York.

EXPERTS

          The consolidated financial statements as of December 31, 2006 and December 31, 2005 and for each of the three years in the period ended December 31, 2006 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

          Gordon Associates Inc., an independent valuation firm, has performed valuations of the fair value of our common stock in 2006 and 2007. Gordon Associates Inc. has consented to the references to its valuation reports in this Prospectus.

WHERE YOU CAN FIND MORE INFORMATION

          We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 with respect to the shares of common stock to be sold in the offering. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits and schedules to the registration statement filed as part of the registration statement. Statements contained in this prospectus about the contents of any contract or any other document filed as an exhibit are not necessarily complete, and, and in each instance, we refer you to the copy of the contract or other documents filed as an exhibit to the registration statement. Each of theses statements is qualified in all respects by this reference.

          You may read and copy the registration statement of which this prospectus is a part at the SEC's public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the operation of the SEC's public reference room. In addition, the SEC maintains an Internet website, which is located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC's Internet website.

          We are subject to the full informational and periodic reporting requirements of the Exchange Act. We fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent registered public accounting firm. We also maintain a website at www.starentnetworks.com. Our website is not a part of this prospectus.

STARENT NETWORKS, CORP.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2005 and 2006, and June 30, 2007 (unaudited)
Consolidated Statements of Operations for the Years Ended December 31, 2004, 2005 and 2006, and the Six Months Ended June 30, 2006 and 2007 (unaudited)
Consolidated Statements of Stockholders' Equity (Deficit) and Comprehensive Income for the Years Ended December 31, 2004, 2005 and 2006, and the Six Months Ended June 30, 2007 (unaudited)
Consolidated Statements of Cash Flows for the Years Ended December 31, 2004, 2005 and 2006, and the Six Months Ended June 30, 2006 and 2007 (unaudited)
Notes to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Starent Networks, Corp.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' deficit and comprehensive income and of cash flows present fairly, in all material respects, the financial position of Starent Networks, Corp. and its subsidiaries at December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
March 5, 2007, except for Note 15,
as to which the date is May 1, 2007

STARENT NETWORKS, CORP.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	December 31,
			June 30, 2007
	2005	2006
			(unaudited)
Assets
Current assets
Cash and cash equivalents	$20,036	$24,010	$136,400
Short-term investments	17,453	36,144	20,765
Accounts receivable	17,630	13,619	16,694
Inventories	21,640	14,578	16,853
Prepaid expenses and other current assets	839	3,193	4,119

Total current assets	77,598	91,544	194,831
Property and equipment, net	4,936	10,839	18,201
Other assets	656	845	1,085
Restricted cash	1,163	1,039	592

Total assets	$84,353	$104,267	214,709

Liabilities, redeemable convertible preferred stock and stockholders' equity (deficit)
Current liabilities
Current portion of long-term debt	$33	$—	$—
Accounts payable	2,458	4,249	8,053
Accrued expenses	6,347	2,675	3,910
Accrued payroll and related expenses	4,053	7,977	7,762
Income taxes payable	513	232	552
Current portion of deferred revenue	22,886	57,106	35,113

Total current liabilities	36,290	72,239	55,390
Deferred revenue, net of current portion	28,945	6,562	5,829
Refundable exercise price of restricted common stock	38	707	1,046
Commitments and contingencies (Note 12)
Redeemable convertible preferred stock, $0.01 par value, 64,587,861 shares authorized, issued and outstanding at December 31, 2005 and 2006 and no shares at June 30, 2007 (unaudited), at liquidation preference	122,282	130,270	—
Stockholders' equity (deficit):
Common stock, $0.001 par value, 120,000,000 shares authorized, 6,700,447, 7,456,672 and 63,969,186 shares issued and outstanding at December 31, 2005 and 2006 and June 30, 2007 (unaudited), respectively	7	7	64
Additional paid-in capital	—	—	252,220
Accumulated other comprehensive loss	(23)	(1)	(9)
Accumulated deficit	(103,186)	(105,517)	(99,831)

Total stockholders' equity (deficit)	(103,202)	(105,511)	152,444

Total liabilities, redeemable convertible preferred stock and stockholders' equity (deficit)	$84,353	$104,267	$214,709

The accompanying notes are an integral part of these consolidated financial statements.

STARENT NETWORKS, CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
Revenues:
Product	$29,453	$51,819	$81,061	$29,466	$49,573
Services	4,942	7,841	13,289	5,357	8,923

Total revenues	34,395	59,660	94,350	34,823	58,496

Cost of revenues:
Product	12,633	12,285	25,640	7,294	10,754
Services	812	1,358	2,086	704	3,329

Total cost of revenues	13,445	13,643	27,726	7,998	14,083

Gross profit	20,950	46,017	66,624	26,825	44,413

Operating expenses:
Research and development	13,303	18,107	25,980	9,705	17,651
Sales and marketing	18,445	19,785	30,311	12,745	15,936
General and administrative	3,185	7,352	8,515	3,499	6,242

Total operating expenses	34,933	45,244	64,806	25,949	39,829

Income (loss) from operations	(13,983)	773	1,818	876	4,584
Interest income	136	798	2,313	912	1,598
Foreign currency exchange loss	(59)	(150)	(73)	(23)	(89)
Other income (expenses)	18	(4)	(3)	(41)	—

Income (loss) before income tax expense	(13,888)	1,417	4,055	1,724	6,093
Income tax expense	(160)	(513)	(413)	(143)	(407)

Net income (loss)	(14,048)	904	3,642	1,581	5,686

Accretion of redeemable convertible preferred stock	(6,266)	(7,349)	(7,988)	(3,994)	(3,445)

Net income (loss) applicable to common stockholders	$(20,314)	$(6,445)	$(4,346)	$(2,413)	$2,241

Net income (loss) per share applicable to common stockholders
Basic	$(3.28)	$(0.97)	$(0.62)	$(0.35)	$0.04

Diluted	$(3.28)	$(0.97)	$(0.62)	$(0.35)	$0.03

Weighted-average shares used in computing basic and diluted net income (loss) per common share
Basic	6,197	6,642	7,026	6,838	15,864

Diluted	6,197	6,642	7,026	6,838	21,769

The accompanying notes are an integral part of these consolidated financial statements.

STARENT NETWORKS, CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
AND COMPREHENSIVE INCOME

(in thousands)

	Common Stock			Accumulated Other Comprehensive Loss
			Additional Paid-in Capital		Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount
Balance at December 31, 2003	5,013	$5	$—	$—	$(77,096)	$(77,091)
Accretion of redeemable convertible preferred stock	—	—	(312)	—	(5,954)	(6,266)
Vesting of restricted stock	1,170	1	62	—	—	63
Repurchase and retirement of restricted common stock	(68)	—	(5)	—	—	(5)
Issuance of restricted stock grants to employees below fair market value and related stock-based compensation expense	1	—	1	—	—	1
Exercise of stock options	202	—	54	—	—	54
Compensation expense related to accelerated vesting of employee options	—	—	23	—	—	23
Compensation expense on nonemployee option grants	—	—	177	—	—	177
Net loss	—	—	—	—	(14,048)	(14,048)

Balance at December 31, 2004	6,318	6	—	—	(97,098)	(97,092)
Accretion of redeemable convertible preferred stock	—	—	(357)	—	(6,992)	(7,349)
Vesting of restricted stock	210	1	44	—	—	45
Issuance of restricted stock grants to employees below fair market value and related stock-based compensation expense	3	—	4	—	—	4
Exercise of stock options	169	—	55	—	—	55
Compensation expense on nonemployee option grants	—	—	254	—	—	254
Comprehensive income:
Net income	—	—	—	—	904	904
Unrealized loss on short-term investments	—	—	—	(23)	—	(23)

Total comprehensive income	—	—	—	—	—	881

Balance at December 31, 2005	6,700	7	—	(23)	(103,186)	(103,202)
Accretion of redeemable convertible preferred stock	—	—	(2,015)	—	(5,973)	(7,988)
Vesting of restricted stock	26	—	15	—	—	15
Issuance of restricted stock grants to employees below fair market value and related stock-based compensation expense	3	—	6	—	—	6
Exercise of stock options	728	—	336	—	—	336
Compensation expense on option grants	—	—	1,658	—	—	1,658
Comprehensive income:
Net income	—	—	—	—	3,642	3,642
Unrealized gain on short-term investments	—	—	—	22	—	22

Total comprehensive income	—	—	—	—	—	3,664

Balance at December 31, 2006	7,457	7	—	(1)	(105,517)	(105,511)

	Common Stock			Accumulated Other Comprehensive Loss
			Additional Paid-in Capital		Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount
Accretion of redeemable convertible preferred stock	—	$—	$(3,445)	$—	$—	$(3,445)
Vesting of restricted stock	12	—	7	—	—	7
Issuance of restricted stock grants to employees below fair market value and related stock-based compensation expense	1	—	14	—	—	14
Exercise of stock options	1,631	2	1,205	—	—	1,207
Issuance of common stock	10,580	11	116,027	—	—	116,038
Conversion of redeemable convertible preferred stock	44,288	44	133,671	—	—	133,715
Compensation expense on option grants	—	—	4,741	—	—	4,741
Comprehensive income:
Net income	—	—	—	—	5,686	5,686
Unrealized loss on short-term investments	—	—	—	(8)	—	(8)

Total comprehensive income	—	—	—	—	—	5,678

Balance at June 30, 2007 (unaudited)	63,969	$64	$252,220	$(9)	$(99,831)	$152,444

The accompanying notes are an integral part of these consolidated financial statements.

STARENT NETWORKS, CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
Cash flows from operating activities:
Net income (loss)	$(14,048)	$904	$3,642	$1,581	$5,686
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities, net of effects from the purchase of Nu-Link, Inc.
Depreciation and amortization expense	1,653	2,073	3,658	1,305	2,788
Share-based compensation	201	258	1,664	232	4,754
Foreign currency losses	—	117	16	7	(26)
Changes in operating assets and liabilities
Accounts receivable	(14,560)	73	4,018	(9,746)	(3,066)
Inventories	(10,981)	(2,182)	7,072	(569)	(2,271)
Prepaid expenses and other current assets	33	(344)	(2,141)	(876)	(878)
Other assets	35	(459)	(402)	(4)	(240)
Accounts payable	4,099	(4,199)	1,770	2,030	3,780
Accrued expenses	6,370	(57)	226	2,032	897
Income taxes payable	139	374	(305)	(215)	327
Deferred revenue	22,964	5,457	11,838	15,201	(22,727)

Net cash provided by (used in) operating activities	(4,095)	2,015	31,056	10,978	(10,976)

Cash flows from investing activities:
Purchases of property and equipment	(1,733)	(3,354)	(9,585)	(3,748)	(10,138)
Purchases of short-term investments	—	(31,890)	(63,315)	(19,833)	(11,208)
Proceeds from maturities of short-term investments	63	14,414	44,645	17,545	26,580
Cash paid for Nu-Link, Inc. less cash acquired	(93)	—	—	—	—
Change in restricted cash	(605)	342	125	33	452

Net cash provided by (used in) investing activities	(2,368)	(20,488)	(28,130)	(6,003)	5,686

Cash flows from financing activities:
Proceeds from initial public offering, net of expenses	—	—	—	—	116,037
Net proceeds from the issuance of convertible preferred stock	24,924	17,890	—	—	—
Proceeds from the issuance of long term debt	263	—	—	—	—
Repayment of long-term debt	(66)	(165)	(33)	(33)	—
Proceeds from exercise of stock options	54	55	336	109	1,208
Proceeds from issuance of restricted common stock	60	—	684	—
Repurchase and retirement of restricted common stock	(5)	—	—	—	—

Net cash provided by (used in) financing activities	25,230	17,780	987	76	117,592

Effect of exchange rate changes on cash and cash equivalents	80	(90)	61	10	88

Net increase (decrease) in cash and cash equivalents	18,847	(783)	3,974	5,061	112,390
Cash and cash equivalents, beginning of year	1,972	20,819	20,036	20,036	24,010

Cash and cash equivalents, end of year	$20,819	$20,036	$24,010	$25,097	$136,400

Supplemental disclosures:
Cash paid for interest	$4	$5	$41	6	10
Cash paid for income taxes	21	139	831	413	86
Accretion of redeemable convertible preferred stock	6,266	7,349	7,988	3,994	3,445
Issuance of preferred stock in a business combination	1,700	—	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

STARENT NETWORKS, CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Operations

          Starent Networks, Corp. (the "Company") was incorporated in Delaware on August 11, 2000 and is a leading provider of infrastructure hardware and software products and services that enable mobile wireless operators to deliver multimedia services to their subscribers. The Company's products and services integrate multiple network functions and services needed for the delivery of advanced multimedia services, such as video, Internet access, voice-over-IP, e-mail, mobile TV, photo sharing and gaming.

          The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Starent Networks Securities Corp. (a Massachusetts Securities Corporation), Starent International, Corp. (a Delaware Corporation), Starent Networks Japan, K.K. (a Japanese Corporation), Starent do Brasil Ltda. (a Brazilian Corporation), Starent Networks (India) Pvt. Ltd. (an Indian Corporation), Starent Networks Beijing Co., Ltd. (a Chinese Corporation), Starent Networks (UK) Ltd. (a British Corporation) and Starent Networks Spain, S.L. (a Spanish Corporation).

2. Unaudited Interim Information

          The accompanying interim consolidated balance sheet as of June 30, 2007, the consolidated statements of operations and cash flows for the six months ended June 30, 2006 and 2007, and the consolidated statement of stockholders' deficit and comprehensive income for the six months ended June 30, 2007 are unaudited. The unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of the Company's management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments consisting of normal recurring adjustments and accruals necessary for the fair statement of the Company's financial position at June 30, 2007, and its results of operations and its cash flows for the six months ended June 30, 2006 and 2007. The results for the six months ended June 30, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007. The information contained in these notes to the consolidated financial statements relating to the interim periods ended June 30, 2006 and 2007 are unaudited.

3. Summary of Significant Accounting Policies

          The accompanying financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the footnotes.

Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. On an ongoing basis, the Company evaluates its estimates and judgments, including those related to revenue recognition, the realizable value of accounts receivable and inventories, valuing share-based compensation instruments, evaluating loss contingencies and valuation allowances for deferred tax assets. Actual amounts could differ from these estimates. Changes in estimates are recorded in the period in which they become known.

Principles of Consolidation

          The Company has determined the functional currency of its wholly-owned subsidiaries is the U. S. dollar. Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured into the functional currency at the applicable rates of exchange in effect at the balance sheet date. Nonmonetary assets such as property and equipment are remeasured at historical rates. Income and expense items are remeasured at effective rates of exchange prevailing during the year, except that depreciation charged to operations is remeasured at historical rates. Exchange gains and losses based upon these remeasurements are recorded in the consolidated statements of operations. All intercompany accounts and transactions have been eliminated in consolidation.

Reclassification

          Certain reclassifications have been made to the 2005 balances in the accompanying consolidated financial statements to conform to the 2006 presentation.

Cash, Cash Equivalents, Short-Term Investments and Restricted Cash

          Cash and cash equivalents consist of cash held in bank deposit accounts and short-term, highly liquid investments with remaining maturities of three months or less at the date of purchase. Cash equivalents are carried at amortized cost, which approximates fair value.

          Short-term investments consist of high quality corporate and government securities with remaining maturities of more than three months at the date of purchase and less than one year from the date of the balance sheet. The Company accounts for investments under the provisions of the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") 115, Accounting for Certain Investments in Debt and Equity Securities. As of December 31, 2005 and 2006 and June 30, 2007, all of the Company's investments are classified and accounted for as "available for sale." These investments were carried at fair market value with unrealized gains and losses considered to be temporary in nature reported as a separate component of other comprehensive income (loss).

          As of December 31, 2005 and 2006 and June 30, 2007, $1.2 million, $1.0 million and $592,000 (unaudited), respectively, was restricted as to use pursuant to certain agreements with vendors and facility lease agreements. These restricted balances consist primarily of investments in money market funds and certificates of deposit.

Concentrations of Risk and Off-Balance-Sheet Risk

          The Company has no significant off-balance-sheet risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements. Financial instruments that potentially subject the Company to concentrations of credit risk are principally cash and cash equivalents, short-term investments, accounts receivable and inventories. The Company's cash equivalents and its short-term investments are principally maintained with one commercial bank.

          The Company had three customers that accounted for 89% of revenues for the year ended December 31, 2005. The Company had two customers that accounted for 83% of revenues for the year ended December 31, 2006. The Company had four customers that accounted for 90% of revenues for the six months ended June 30, 2007 (unaudited).

          At December 31, 2005, the Company had three customers who accounted for 81% of accounts receivable. At December 31, 2006, the Company had three customers who accounted for 76% of accounts receivable. At June 30, 2007, the Company had three customers that accounted for 71% of accounts receivable (unaudited).

          The Company relies on a single contract manufacturer to manufacture and assemble its products. The Company has no long-term supply arrangements with this manufacturer and accordingly no obligation exists for the manufacturer to supply products to the Company in specific quantities or within specific time frames.

          In addition certain of the components included in the Company's products are sourced from a single or limited sources and lead times for some of these components may be significant. We have no long-term contracts to purchase these components.

Fair Value of Financial Instruments

          The Company's financial instruments include cash and cash equivalents, accounts receivable, short-term investments, accounts payable and long-term debt. The carrying value of such financial instruments approximates their estimated fair value due to their short term duration.

Comprehensive Income

          SFAS 130, Reporting Comprehensive Income, establishes standards for the reporting and presentation of comprehensive income and its components. Comprehensive income, as defined, includes all changes in stockholders' equity during a period from nonowner sources. Comprehensive loss for the year ended December 31, 2004 did not differ from the reported net loss. Comprehensive income for the years ended December 31, 2005 and 2006 and the six months ended June 30, 2007 was equal to net income adjusted for unrealized gains and losses on short-term investments.

Allowance for Doubtful Accounts

          We make judgments as to our ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices. No reserve was required at December 31, 2005 and 2006 and June 30, 2007 (unaudited).

Inventories

          Inventories are stated at the lower of cost (first-in, first-out) or market (net realizable value).

          The Company provides for inventory losses based on obsolescence and levels of inventory on hand in excess of forecasted demand. In these cases, inventory is reduced to estimated net realizable value based on historical usage and expected demand. Inherent in the Company's estimates of market value in determining inventory valuation are estimates related to economic trends, future demand for the Company's products and technical obsolescence of its products.

          When products have been delivered, but the product revenue associated with the arrangement has been deferred as a result of not meeting the criteria to recognize revenue, the Company includes the costs for the delivered items in inventory until recognition of the related revenue occurs.

Property and Equipment

          Property and equipment are stated at cost, less accumulated depreciation and amortization. Repairs and maintenance costs are expensed as incurred. Depreciation and amortization are recorded using the straight-line method over the estimated useful lives of the related assets as follows:

Asset Classification	Estimated Useful Life
Office equipment and software	3 years
Furniture and fixtures	5 years
Buildings	20 years
Leasehold improvements	Shorter of the remaining lease term or estimated useful life

Long-Lived Assets

          The Company evaluates the recoverability of long-lived assets whenever events and changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. This review may result in an adjustment of estimated depreciable lives or an asset impairment. When indicators of impairment are present, the carrying values of the asset are evaluated in relation to their operating performance and the future undiscounted cash flows of the underlying business. If the future undiscounted cash flows are less than the book value of the asset an impairment exists. The impairment is measured as the difference between the book value and the fair value of the underlying asset. Fair values are based on estimates of market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates, reflecting varying degrees of perceived risk. To date, no such impairment adjustments have been required.

Research and Development and Software Development Costs

          Research and development costs are charged to operations as incurred. The Company evaluates the establishment of technological feasibility of the software component of its anticipated products in accordance with SFAS 86, Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed. The Company sells its products in a market that is subject to rapid technological change, new product development and changing customer needs; accordingly, the Company has concluded that technological feasibility is not established until the completion of a working model. The time period during which costs could be capitalized, from the point of reaching technological feasibility until the time of general product release, is very short and, consequently, the amounts that could be capitalized are not material to the Company's financial position or results of operations. Therefore, the Company has charged all such costs to research and development in the period incurred.

Revenue Recognition

          The Company's revenue is generated through fulfillment of contractual arrangements that contain multiple elements, including equipment with embedded software and services, such as installation, training, consulting and maintenance and support ("M&S"). The Company recognizes revenue in accordance with Statement of Position ("SOP") 97-2, Software Revenue Recognition and SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions. Accordingly, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collection is probable. Product revenues consist of revenues from sales of hardware and licensing of software. Product sales generally include a perpetual software license. Product revenues are generally recognized upon shipment or upon customer acceptance, assuming all other revenue recognition criteria are met. The acceptance terms generally included in the Company's contracts and the need to establish fair values of the Company's products and services based on facts specific to its operations are critical to the timing and extent of revenue recognition. As a result of these factors, the majority of the Company's contractual arrangements result in the deferral of revenue.

          Pursuant to SOP 97-2, revenue is allocated to deliverables based on vendor specific objective evidence of fair value ("VSOE") when VSOE exists. Generally, revenue is deferred when VSOE does not exist and is recognized ratably over the contractual M&S period when M&S is the only undelivered element. If VSOE exists for the undelivered elements, but not the delivered elements, revenue is recognized under the residual method set forth in SOP 98-9, which provides that revenue is recognized based on the difference between the total arrangement fee and the VSOE of the undelivered elements. Revenue for the undelivered elements is then recorded as those elements are delivered. If the Company is required to defer revenue in an arrangement, the related equipment costs are also deferred, subject to their realizability, and recognized over the same period as the related revenue.

          The determination of VSOE is highly judgmental and is a key factor in determining when and to what extent revenue may be recognized. The Company assesses VSOE based on previous sales of products and services, the type and size of customer, renewal rates in contracts and the geographic location of the customer. At December 31, 2006, the Company had deferred approximately $17 million of revenue and $1.8 million of related cost of revenue, as a result of additional product delivery obligations for which the Company had not established VSOE of fair value. This revenue will be recognized upon the delivery of the specific products or at the time the Company establishes VSOE of fair value for these products, in accordance with SOP 97-2.

          Generally, the Company licenses its software on a non-enterprise basis and recognizes revenue on the residual method as described above. Some of the Company's arrangements include enterprise wide perpetual licenses. These licenses are also accounted for under the residual method assuming all other revenue recognition criteria have been met.

          Generally, M&S services are recognized ratably over the contractual service period, which is typically 12 - 15 months. Generally, installation, training and consulting services are recognized upon delivery of service.

          In arrangements where cash consideration is paid to a customer, the payments are recorded in accordance with EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products), which generally requires the consideration be recorded as a reduction of revenue.

          The Company is occasionally engaged to perform projects relating to the development of custom features for some of its customers. Under these arrangements, the Company retains the rights to the intellectual property developed and bears the financial risk associated with the arrangement as the customer is not obligated to pay until technological feasibility has been established. The Company believes that these funded development arrangements qualify under the guidance set forth in SFAS 68, Research and Development Agreements. As such, research costs are expensed as incurred and project fees are billed to the customer upon project completion. The Company does not consider itself to be in the business of selling and providing development services. Nor does the Company provide a fully paid-up license on the output of the development. As a result, the proceeds are generally recorded as a credit to research and development expense. For the years ended December 31, 2004, 2005 and 2006, the Company recorded reimbursements to research and development expense of $740,000, $2.0 million and $2.0 million, respectively, relative to these development projects. For the six months ended June 30, 2007, the Company recorded reimbursements to research and development expense of $1.4 million (unaudited).

          The Company also provides a warranty service period on its products; however warranty service coverage is generally superseded by coverage provided under simultaneous M&S agreements. As M&S revenues are deferred and recorded ratably over the service period, any costs of product replacement are incurred in the same period. No specific reserve was required at December 31, 2005 and 2006 and June 30, 2007 (unaudited).

Income taxes

          The Company records income taxes using the asset and liability method. Deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carryforwards. The Company's consolidated financial statements contain certain deferred tax assets which have arisen primarily as a result of operating losses, as well as other temporary differences between financial and tax accounting. SFAS 109, Accounting for Income Taxes, requires the Company to establish a valuation allowance if the likelihood of realization of the deferred tax assets is reduced based on an evaluation of objective verifiable evidence. Significant management judgment is required in determining the Company's provision for income taxes, the Company's deferred tax assets and liabilities and any valuation allowance recorded against those net deferred tax assets. The Company evaluates the weight of all available evidence to determine whether it is more likely than not that some portion or all of the net deferred income tax assets will not be realized.

Share-Based Compensation

          Prior to January 1, 2006, the Company accounted for stock-based compensation for employees under the intrinsic value method of Accounting Principles Board ("APB") Opinion 25, Accounting for Stock Issued to Employees, as interpreted by FASB Interpretation 44 ("FIN 44"), and elected the disclosure-only requirements of SFAS 123, Accounting for Stock-Based Compensation and SFAS 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123. Accordingly, compensation cost has been recognized in the accompanying financial statements for share-based awards to employees to the extent the instruments were granted at an exercise or sale price that was less than the then current fair value.

          In December 2004, the FASB issued SFAS 123(Revised), Share-Based Payment, which is a revision of SFAS 123. SFAS 123R supersedes APB Opinion 25, SFAS 123 Accounting for Stock-Based Compensation and amends SFAS 95, Statement of Cash Flows. Generally, the approach in SFAS 123R is similar to the approach described in SFAS 123. However, SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their grant date fair value. Pro forma disclosure is no longer an alternative.

          The Company accounts for equity instruments issued to nonemployees in accordance with the provisions of SFAS 123R (the requirements of which are consistent with those previously utilized under SFAS 123) and EITF Issue 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. When applicable, all transactions in which services are received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the counterparty's performance is complete or the date on which there is a commitment to perform, as defined.

          The Company adopted SFAS 123R effective January 1, 2006. SFAS 123R requires nonpublic companies that utilized the minimum value method in SFAS 123, for either recognition or pro forma disclosures, to adopt SFAS 123R under the prospective transition method. This method requires the Company to apply the provisions of SFAS 123R only to new awards granted, and to awards modified, repurchased or cancelled on of after January 1, 2006.

          The Company has elected to use the Black-Scholes option pricing model to determine the grant date fair value of its share based awards. In accordance with SFAS 123R, the Company will recognize the compensation cost of stock based awards on a graded vesting basis over the requisite service period of each award, which is generally the vesting period.

          The expected term was calculated based on the simplified method as permitted by the Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin ("SAB") 107, Share-Based Payments. The computation of expected volatility was based on the historical volatility of comparable companies from a representative peer group selected based on industry and market capitalization. The risk free interest rate was based on a treasury instrument whose term is consistent with the expected life of the stock options. As required under SFAS 123R, management made an estimate of expected forfeitures and is recognizing compensation costs only for those equity awards expected to vest. The fair value of options granted for the year ended December 31,

2006 and the six months ended June 30, 2007 was estimated at the date of grant using the following assumptions:

	Year Ended December 31, 2006	Six Months Ended June 30, 2007
		(unaudited)
Risk-free interest rates	4.55% - 4.99%	4.61 - 4.76%
Expected dividend yield	0%	0%
Expected life	6.25 years	6.25 years
Expected volatility	68%	64 - 68%

          The results for the periods below included share-based compensation expense classified in the following expense categories of the consolidated statements of operations (in thousands):

	Year Ended December 31, 2006	Six Months Ended June 30, 2007
		(unaudited)
Share based compensation included in:
Cost of revenues	$67	$198

Total share-based compensation in cost of revenues	67	198

Research and development	708	2,141
Sales and marketing	385	993
General and administrative	504	1,422

Total share-based compensation in operating expenses	1,597	4,556

Total share-based compensation	$1,664	$4,754

          At December 31, 2006, there was $5.5 million of total unrecognized compensation cost related to non-vested stock awards. The Company expects to recognize those costs over the weighted-average period of approximately 1.1 years.

          The following is a summary of stock option and restricted stock grants during 2006 and through April 2007:

Grants Made during 2006 and through April 2007	Number of Option and Restricted Shares Granted(a)	Exercise or Purchase Price		Fair Value of Common Stock
February 2, 2006	48,665	$1.65(b	)	$1.65
April 18, 2006	971,970	1.65(c	)	1.65
June 15, 2006	225,997	1.65(c	)	1.92	(e)
September 29, 2006	1,230,640	1.65(c	)	3.99	(e)
October 25, 2006	23,999	1.65(c	)	4.49	(e)
December 14, 2006	363,653	5.13(d	)	5.13
December 22, 2006	199,998	5.13(d	)	5.13
January 10, 2007(f)	266,666	5.13(c	)	5.13
February 8, 2007(f)	433,333	5.87(d	)	5.87
February 9, 2007(f)	384,619	5.87(d	)	5.87
March 2, 2007(f)	47,330	5.87(d	)	5.87
April 13, 2007(f)	1,066,628	8.25(c	)	8.25

(a)
Excludes an aggregate of 3,252 shares of restricted stock granted to our employees at no cost during 2006 and 2007. These shares of restricted stock vested immediately upon grant. Compensation expense was recorded for these stock grants based upon the fair value of the Company's common stock on the date of grant as determined by its board of directors.

(b)
The exercise or purchase price for the award was equal to the fair value of the Company's common stock as determined in a contemporaneous valuation by its board of directors.

(c)
The exercise or purchase price for the award was equal to the fair value of the Company's common stock as determined in a contemporaneous valuation by its board of directors, which considered, among other factors, the then most recent common stock valuation performed by an independent valuation firm. The exercise price was at least equal to the fair market value as determined in the then most recent valuation.

(d)
The exercise or purchase price for the award was equal to the fair value of the Company's common stock as determined by its board of directors, based upon a contemporaneous valuation of our common stock by an independent valuation firm.

(e)
Retrospectively reassessed for financial reporting purposes in connection with the preparation of these financial statements for the year ended December 31, 2006.

(f)
Unaudited.

          As noted in the table above, the Company retrospectively reviewed the valuation of its common stock for the awards granted in June, September and October. This review consisted of analyzing the valuation prepared in August 2006 and applying the alternative liquidation scenarios considered in the November 2006 valuation. As a result of this analysis, the Company retrospectively determined the fair value of its common stock, for financial reporting purposes, was $1.92, $3.99 and $4.49 for the June, September and October grant dates, respectively.

Net Income (Loss) per Share

          Basic and diluted net income (loss) per share applicable to common stockholders is presented in conformity with SFAS 128, Earnings per Share and the related interpretation in Emerging Issues Task Force 03-06, Participating Securities and the Two-Class Method under FASB Statement No. 128. Basic net income (loss) per share applicable to common stockholders is computed by dividing net income (loss) applicable to common stockholders by the weighted-average number of common shares outstanding during the period, excluding the dilutive effects of common stock equivalents. Income applicable to common stockholders includes accretion of redeemable convertible preferred stock and earnings allocated to participating preferred stockholders. Common stock equivalents include stock options, restricted stock and, in certain circumstances, convertible securities such as the convertible preferred stock. Diluted net income (loss) per share assumes the conversion of the convertible preferred stock using the "if converted" method, if dilutive, and includes the dilutive effect of stock options and restricted stock under the treasury stock method. The following table presents the calculation of basic and diluted net income (loss) per share (in thousands, except per share data):

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
Net income (loss)	$(14,048)	$904	$3,642	$1,581	$5,686
Accretion of redeemable convertible preferred stock	(6,266)	(7,349)	(7,988)	(3,994)	(3,445)
Income allocated to preferred stockholders	—	—	—	—	(1,583)

Net income (loss) applicable to common stockholders	$(20,314)	$(6,445)	$(4,346)	$(2,413)	$658

Weighted-average common shares outstanding — basic	6,197	6,642	7,026	6,838	15,864
Dilutive effect of stock options and restricted stock	—	—	—	—	5,905

Weighted-average common shares outstanding — diluted	6,197	6,642	7,026	6,838	21,769

Net income (loss) per share:
Basic	$(3.28)	$(0.97)	$(0.62)	$(0.35)	$0.04
Diluted	$(3.28)	$(0.97)	$(0.62)	$(0.35)	$0.03

          The following outstanding options, restricted common stock subject to repurchase and convertible preferred stock were excluded from the computation of diluted net income (loss) per common share applicable to common stockholders for the periods presented as their effect would have been antidilutive (in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
Options to purchase common stock and common stock subject to repurchase	2,328	5,222	3,810	6,255	66
Redeemable convertible preferred stock (as converted basis)	40,197	44,288	44,288	44,288	38,171

Recent Accounting Pronouncements

          In July 2006, the FASB issued FASB Interpretation 48, Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes, which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. In addition, FIN 48 provides guidance on the derecognition, classification, interest and penalties, accounting in interim periods and disclosure requirements for uncertain tax positions. The accounting provisions of FIN 48 were effective for the Company beginning January 1, 2007. The adoption of FIN 48 did not have a material impact on the Company's results of operations, financial position or cash flows.

          In September 2006, the FASB issued SFAS 157, Fair Value Measurement, which provides guidance for using fair value to measure assets and liabilities. In addition, SFAS 157 also provides guidance for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, but does not expand the use of fair value in any new circumstances. The provisions of SFAS 157 will be effective for the Company beginning January 1, 2008. The Company is in the process of determining the effect the adoption of SFAS 157 will have on its consolidated financial statements.

          In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115. SFAS 159 allows entities to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis (the fair value option). The fair value option represents step in the evolution of financial reporting because it considerably expands the ability of entities to select the measurement attribute for certain assets and liabilities. The Company will be required to adopt the provisions of SFAS 159 on January 1, 2008. The Company is in the process of determining the effect the adoption of SFAS 159 will have on its consolidated financial statements.

4. Acquisition and Related Party Transactions

          On February 13, 2004, the Company acquired all of the capital stock of NuLink, Inc. ("NuLink"), a Massachusetts corporation, subject to the terms and conditions of the Merger

Agreement between the companies. NuLink was owned principally by the Company's CEO and his spouse. The Company acquired NuLink in order to increase its development capabilities at a lower cost base.

          The total purchase price of $2.0 million includes the issuance of 1,002,502 shares of the Company's Series D preferred stock valued at $1.7 million, cash consideration of $180,000 and transaction costs of $116,000. The merger was accounted for as a purchase business combination. The results of operations of NuLink have been included in the financial statements of the Company since the date of acquisition.

5. Short-Term Investments

          Short-term investments consist primarily of U.S. government agency and corporate bonds and certificates of deposit. The Company manages its cash equivalents and short-term investments as a single portfolio of highly marketable securities that is intended to be available to meet the Company's current cash requirements.

          As of December 31, 2005, a net unrealized loss on short-term investments of $23,000 was recorded as accumulated other comprehensive loss. As of December 31, 2006, a net unrealized gain on short-term investments of $22,000 was recorded as accumulated other comprehensive gain.

          Short-term investments by security type at December 31, 2005 and 2006 were as follows (in thousands):

	December 31, 2005
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Corporate bonds	$11,040	$—	$(17)	$11,023
U.S. Government agency bonds	4,737	—	(5)	4,732
Certificates of deposit	1,699	—	(1)	1,698

	$17,476	$—	$(23)	$17,453

	December 31, 2006
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Corporate bonds	$27,480	$4	$(5)	$27,479
U.S. Government agency bonds	4,465	1	—	4,466
Certificates of deposit	4,200	—	(1)	4,199

	$36,145	$5	$(6)	$36,144

          As of December 31, 2005 and 2006, the Company's short-term investments had an average maturity of 108 days and 119 days, respectively.

6. Inventories

          Inventories principally included the cost of raw materials, subassemblies, the cost of third-party contract manufacturers and cost of sales deferred until such time as related revenue is recognized. Inventories consisted of the following (in thousands):

	At December 31,		At June 30,
	2005	2006	2007
			(unaudited)
Raw materials	$1,943	$1,617	$4,387
Work in process	2,413	2,950	4,903
Finished goods	17,284	10,011	7,563

	$21,640	$14,578	$16,853

7. Property and Equipment

          Property and equipment, at cost, less accumulated depreciation and amortization, at December 31, 2005 and 2006 and June 30, 2007 were as follows (in thousands):

	At December 31,		At June 30,
	2005	2006	2007
			(unaudited)
Office equipment and software	$9,050	$16,480	$24,351
Furniture and fixtures	607	758	848
Leasehold improvements	886	2,667	4,623
Buildings and land	900	900	900
Construction in progress	97	314	419

	11,540	21,119	31,141
Less: accumulated depreciation and amortization	(6,604)	(10,280)	(12,940)

	$4,936	$10,839	$18,201

          Depreciation and amortization expense on property and equipment for the years ended December 31, 2004, 2005 and 2006 was $1.7 million, $2.1 million and $3.7 million, respectively, and was $2.8 million (unaudited) for the six months ended June 30, 2007.

8. Long-Term Debt

          In June 2004, the Company financed the acquisition of certain software with $263,000 in new long-term debt. The long-term debt had an interest rate of 3% and a maturity date of April 1, 2006. As of December 31, 2005, the debt outstanding was $33,000. On April 1, 2006, the Company repaid this debt in accordance with the repayment schedules.

9. Income Taxes

          The provision for current income taxes consisted of the following (in thousands):

	For the Year Ended December 31,
	2004	2005	2006
Federal	$—	$294	$—
State	—	75	198
Foreign	160	144	215

	$160	$513	$413

          As a result of recognizing historical operating losses the Company has determined that it is more likely than not that its net deferred tax assets will not be realized and, accordingly, has maintained a full valuation allowance against its net deferred tax assets at December 31, 2005 and 2006. The amount of the deferred tax asset considered realizable is subject to change based on future events, including generating operating income in future periods. The Company will continue to assess the need for the valuation allowance based on all available evidence. Therefore, it is possible that in a future period, facts and circumstances could support the reversal of a significant portion or all of the valuation allowance. At that time, a tax benefit would be recorded in the consolidated statements of operations.

          As of December 31, 2006, the Company had United States federal net operating loss carryforwards for income tax purposes of $63.1 million that expire beginning in 2022 and state net operating loss carryforwards of $65.5 million that expire beginning in 2007. As of December 31, 2006, the Company had United States federal tax credits of $3.0 million that expire beginning in 2020 and state credits of $652,000 that expire beginning in 2018. To date, the amount of stock option deductions included in net operating loss carryforwards is immaterial. The Internal Revenue Code contains provisions that may limit the net operating losses and tax credit carryforwards available to be used in any given year in the event of certain circumstances, including significant changes in ownership interests.

          The following is a summary of the significant components of the Company's net deferred tax assets as of December 31, 2005 and 2006 (in thousands):

	At December 31,
	2005	2006
Net operating loss carryforwards	$18,919	$25,041
Deferred revenue	10,690	2,094
Federal and state tax credits	3,304	3,412
Other temporary differences	1,944	2,241

	34,857	32,788
Valuation allowance	(34,857)	(32,788)

Net deferred tax assets	$—	$—

          A reconciliation of the U.S. federal statutory rate to the Company's effective tax rate is as follows:

	For the Year Ended December 31,
	2004	2005	2006
US federal statutory rate	(34.0)%	34.0%	34.0%
State taxes	(4.8)	13.8	13.7
Permanent differences	0.4	13.2	10.5
Tax credits	(8.8)	(48.4)	(11.8)
Net operating losses	47.3	24.9	(40.6)
Other	1.0	(1.3)	4.4

	1.1%	36.2%	10.2%

Adoption of FIN 48 (unaudited)

          On January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48") an interpretation of SFAS 109. The new standard defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authorities based solely on the technical merits of the position. If the recognition threshold is met, the tax benefit is measured and recognized as the largest amount of tax benefit, in the Company's judgment, which is greater than 50% likely to be realized. The Company did not recognize any change in its reserve for uncertain tax positions as a result of the adoption of this standard. At the adoption date of January 1, 2007, the Company had approximately $134,000 of unrecognized tax benefits the benefit of which, if recognized, would favorably affect the income tax rate in future periods. At June 30, 2007, the Company had a liability of approximately $134,000 related to unrecognized tax benefits.

          The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. Upon adoption and at June 30, 2007, the Company had an immaterial amount of accrued interest and penalties associated with its uncertain tax positions.

          The Company has accumulated significant losses from its inception in August 2000. Since the net operating losses may potentially be utilized in future years to reduce taxable income, all of the Company's tax years remain open to examination by the major taxing jurisdictions to which we are subject.

          At December 31, 2006, the Company had net operating loss carryforwards of $63.1 million that expire beginning in 2022 and research and development credit carryforwards of $3.0 million that expire beginning in 2020. Utilization of these carryforwards may be subject to a substantial annual limitation due to the ownership change limitations that may have previously occurred or that could occur in the future, as provided by Section 382 of the Internal Revenue Code of 1986, as well as similar state provisions. Any such ownership changes may limit the amount of the carryforwards that can be utilized annually to lower tax expense in future periods.

10. Redeemable Convertible Preferred Stock

          The following table summarizes the redeemable convertible preferred stock authorized and issued as of December 31, 2006 (in thousands, except share data):

	Date of Issuance	Shares Authorized	Shares Issued	Net Proceeds	Aggregate Liquidation Preference
Series A	Aug 2000	11,277,777	11,277,777	$10,100	$15,307
Series B	Jul 2001	11,768,968	11,768,968	22,000	31,591
Series C	Nov 2002 - Jan 2003	19,658,120	19,658,120	22,900	30,491
Series D	Feb 2004	15,746,120	15,746,120	25,000	32,750
Series E	May - Sep 2005	6,136,876	6,136,876	18,000	20,131

          On February 13, 2004, the Company amended its certificate of incorporation to increase the authorized shares of common and redeemable convertible preferred stock to 105,000,000 and 58,450,985, respectively. The Company also designated 15,746,120 shares as Series D preferred stock and authorized the sale and issuance, pursuant to the terms and conditions of the Series D Preferred Stock Purchase Agreement dated February 13, 2004, of 15,746,120 shares of its Series D redeemable convertible preferred stock, $.01 par value per share (the "Series D preferred stock") for a purchase price of $1.6956559 per share (the "Series D Purchase Price"). In connection with the Series D Stock Purchase Agreement, the Company received $25,000,001 upon the issuance of 14,743,558 shares of the Series D preferred stock at the Series D Purchase Price. In addition, on February 13, 2004, as part of the acquisition of NuLink (Note 4), the Company issued 1,002,562 shares of Series D preferred stock in exchange for all of the outstanding stock of NuLink.

          On May 12, 2005, the Company amended its certificate of incorporation to increase the authorized shares of common and redeemable convertible preferred stock to 120,000,000 and 63,565,049, respectively. The Company also designated 5,114,064 shares as Series E preferred stock and authorized the sale and issuance, pursuant to the terms and conditions of the Series E Preferred Stock Purchase Agreement dated May 12, 2005, of 5,114,064 shares of its Series E redeemable convertible preferred stock, $.01 par value per share (the "Series E preferred stock") for a purchase price of $2.933088 per share (the "Series E Purchase Price"). In connection with the Series E Stock Purchase Agreement, the Company received $15,000,000 upon issuance of 5,114,064 shares of the Series E preferred stock at the Series E Purchase Price.

          On September 15, 2005, the Company amended its certificate of incorporation to increase the authorized shares of redeemable convertible preferred stock to 64,587,861 and also designated an additional 1,022,812 shares as Series E preferred stock and authorized the sale and issuance, pursuant to the terms and conditions of Amendment No.1 to the Series E Preferred Stock Purchase Agreement dated September 16, 2005, of 1,022,812 shares of its Series E redeemable convertible preferred stock, $.01 par value per share at the Series E Purchase Price. In connection with this amendment, the Company received $2,999,998 upon the issuance of 1,022,812 shares of the Series E redeemable preferred stock at the Series E Purchase Price.

          The changes in redeemable convertible preferred stock for the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2007 were as follows (in thousands):

	Series A	Series B	Series C	Series D	Series E	Total
Balance at December 31, 2003	$12,871	$26,311	$24,971	$—	$—	$64,153
Issuance of additional shares, net of issuance cost	—	—	—	24,924	—	24,924
Purchase of Nu-Link, Inc.	—	—	—	1,700	—	1,700
Accretion of redeemable convertible preferred stock	812	1,760	1,840	1,854	—	6,266

Balance at December 31, 2004	13,683	28,071	26,811	28,478	—	97,043
Issuance of additional shares, net of issuance costs	—	—	—	—	17,890	17,890
Accretion of redeemable convertible preferred stock	812	1,760	1,840	2,136	801	7,349

Balance at December 31, 2005	14,495	29,831	28,651	30,614	18,691	122,282
Accretion of redeemable convertible preferred stock	812	1,760	1,840	2,136	1,440	7,988

Balance at December 31, 2006	15,307	31,591	30,491	32,750	20,131	130,270
Accretion of redeemable convertible preferred stock (unaudited)	350	759	794	921	621	3,445
Conversion of preferred stock (unaudited)	(15,657)	(32,350)	(31,285)	(33,671)	(20,752)	(133,715)

Balance at June 30, 2007 (unaudited)	$—	$—	$—	$—	$—	$—

          In June 2007, the Company completed an initial public offering of its common stock which is more fully described in Note 15 (unaudited). In connection with the Company's initial public offering, all outstanding shares of the Company's redeemable convertible preferred stock automatically converted into an aggregate of 44,287,985 shares of the Company's common stock (unaudited).

          The holders of the Series A, Series B, Series C, Series D and Series E preferred stock (collectively, the "preferred stock") had the following rights and preferences:

Dividends

          The holders of the Series B preferred stock, Series C preferred stock, Series D preferred stock and Series E preferred stock were entitled to receive dividends, when and if declared by the Board of Directors. Dividends were cumulative and payable before any dividends on common stock and accrue for redemption purposes whether or not earned or declared by the Board of Directors at a rate of 8% of the purchase price per share per annum.

Conversion

          The preferred stock was convertible at the option of the holder, at any time, into common stock by multiplying the number of shares of the preferred stock by the original purchase price per share and then dividing by the conversion price, which is the original purchase price, unless adjusted. Due to the issuance of Series C preferred stock at a price lower than the price at which the Series B preferred stock was issued, the Series B preferred stock conversion price was $2.4241308 per share. As of December 31, 2006, each share of Series A, Series C, Series D and Series E preferred stock was convertible into approximately 0.67 shares of common stock, and in the case of Series B preferred stock, into approximately 0.77 shares of common stock.

          The Series A, Series B, Series C, Series D and Series E preferred stock automatically converted into shares of common stock upon the closing of an initial public offering of the Company's common stock at an offering price of not less than $8.81 per share and yielding aggregate gross proceeds to the Company of at least $10.0 million (see Note 15) or written notice from the holders of at least 75% of the then outstanding shares of Series A preferred stock and at least a majority of the then outstanding shares of Series B, Series C, Series D and Series E preferred stock, respectively.

Voting

          The holders of the preferred stock were entitled to the number of votes equal to the number of shares of common stock into which they were convertible. The preferred stockholders vote together with the common stockholders as a single class on all actions to be taken by the stockholders of the Company.

          The holders of the Series A preferred stock, voting as a separate class, were entitled to elect two directors to the Board, so long as at least 2,500,000 shares of Series A preferred stock were outstanding. The holders of Series B preferred stock, exclusively and as a separate class, were entitled to elect one director to the Board, so long as at least 1,150,000 shares of Series B preferred stock are outstanding.

Liquidation

          In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, the holders of the preferred stock were entitled to be paid an amount equal to the original purchase price per share plus an amount equal to all dividends declared for Series A preferred stock and accrued for Series B, Series C, Series D and Series E preferred stock but unpaid thereon. If the assets of the Company were insufficient to satisfy the full liquidation preference of the preferred stockholders, the assets were to be distributed ratably among the preferred shareholders in proportion to their aggregate liquidation preference amounts. The Series A preferred stockholders did not have any preferential rights if the aggregate value of the consideration to be distributed was more than $75 million. The Series B and Series C preferred stockholders did not have any preferential rights if the aggregate value of the consideration to be distributed was more than $195 million. The Series E preferred stockholders did not have any preferential rights if the aggregate value of the consideration to be distributed was more than $275 million.

          In addition, immediately after the holders of the preferred stock would have been paid their liquidation preference in full, the remaining net assets of the Company available for distribution would have been distributed ratably among all stockholders, including the holders of preferred stock on an as-converted basis.

Mandatory Redemption

          If requested prior to the redemption dates specified below by holders of a majority of the then outstanding preferred stock, the Company was required to redeem such Series A, Series B, Series C, Series D and Series E preferred stock at $0.90, $1.64, $1.17, $1.69 and $2.93 per share, respectively, as adjusted in the event of future dilution, plus all declared but unpaid dividends and an amount equal to 8% per annum from the date of issuance, as follows:

Mandatory Redemption Date	Percentage of Shares of Preferred Stock to Be Redeemed
September 1, 2007	33.33%
September 1, 2008	50.00%
September 1, 2009	All shares then held

          As the redemption feature was due to events beyond the control of the Company, the preferred stock was classified outside of the equity section of the balance sheet in accordance with ASR 268 Presentation in Financial Statements of Redeemable Preferred Stocks.

11. 2000 Stock Incentive Plan

          The Company adopted the 2000 Stock Incentive Plan (the "2000 Plan") for founders, employees, officers, directors and consultants. The 2000 Plan, which is administered by the Board of Directors, permits the Company to sell or award restricted common stock or to grant incentive and nonqualified stock options for the purchase of common stock, up to a maximum of 16,816,803 shares. As of December 31, 2006 and June 30, 2007, 558,575 and no (unaudited) shares, respectively were available for future issuance under the 2000 Plan. Stock option vesting typically occurs over four years and is at the discretion of the Board of Directors. Options granted typically have a maximum term of ten years.

Founders' Shares

          In August 2000, in connection with its formation, the Company issued 2,014,814 shares of restricted common stock to its founders for approximately $3,000, which represented the fair value of the common stock on the date of issuance. In connection with the Series A preferred stock offering, the founders' shares became subject to a Right of First Refusal and Co-Sale Agreement among the founders, the Company and the Series A preferred stock investors. As of December 31, 2004, all of the Founders' shares were fully-vested and none were subject to repurchase by the Company.

Restricted Common Stock

          Unvested restricted shares may not be sold, transferred or assigned and are subject to forfeiture in the event the employee ceases to be an employee of the Company. The price paid for restricted common stock is considered a deposit or a prepayment that the Company has recognized as a liability to the extent the shares are subject to repurchase. Furthermore, the shares purchased by the founders and employees are not considered issued for accounting purposes until they are no longer subject to repurchase. The restriction lapses 25% upon the first anniversary of grant and 6.25% quarterly thereafter. As the restriction lapses, the liability associated with the restricted shares is reclassified to equity. The following table summarizes restricted common stock activity for the year ended December 31, 2006 (in thousands):

	Shares Subject to Repurchase	Refundable Exercise Price ($)	Weighted-Average Grant Date Fair Value ($)
Non-vested at December 31, 2005	63	$38	$0.60
Sale at fair value	133	684	5.13
Vested	(25)	(15)	0.60

Non-vested at December 31, 2006	171	707	$4.14
Sale (unaudited)	398	347	5.22
Vested (unaudited)	(14)	(8)	0.97

Non-vested at June 30, 2007 (unaudited)	555	$1,046	$3.11

          During 2004, the Company issued 1,163 shares of restricted stock to employees at below fair value resulting in a $1,000 compensation charge. During 2005, the Company issued 2,689 shares of restricted common stock to employees at below fair value resulting in a $4,000 compensation charge. During 2006, the Company issued 2,788 shares of restricted stock to employees at below fair value resulting in a $6,000 compensation charge.

Nonemployee Awards

          At various times during 2000 to 2006, the Company issued equity instruments to non-employees, including restricted common stock and nonqualified stock options. In accordance with EITF 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, the Company measures and records the value of the shares over the period of time services are provided. The Company recorded compensation expense related to stock options issued to non-employees of $177,000, $254,000 and $320,000 for 2004, 2005 and 2006, respectively, and $881,000 for the six months ended June 30, 2007 (unaudited).

Stock Options

          The following table summarizes all stock option activity for the year ended December 31, 2006, including nonqualified options issued to nonemployees (in thousands, except per share data):

	Shares	Exercise Price	Weighted- Average Exercise Price	Aggregate Intrinsic Value
Outstanding at December 31, 2003	2,598	$0.05 - $0.30	$0.28
Granted	1,003	0.30 - 0.90	0.40
Exercised	(203)	0.17 - 0.30	0.27
Cancelled	(181)	0.17 - 0.90	0.31

Outstanding at December 31, 2004	3,217	$0.05 - $0.90	$0.32
Granted	3,149	1.20 - 1.82	1.62
Exercised	(169)	0.20 - 1.20	0.32
Cancelled	(158)	0.30 - 1.65	0.89

Outstanding at December 31, 2005	6,039	$0.05 - $1.82	$0.98
Granted	2,865	1.65 - 5.13	2.09
Exercised	(728)	0.05 - 1.65	0.46
Cancelled	(279)	0.11 - 1.65	1.38

Outstanding at December 31, 2006	7,897	$0.05 - $5.13	$1.42	$29,327

Granted (unaudited)	2,403	5.13 - 16.55	8.05
Exercised (unaudited)	(1,630)	0.21 - 8.25	0.74
Cancelled (unaudited)	(223)	0.30 - 12.00	4.65

Outstanding at June 30, 2007 (unaudited)	8,447	$0.05 - $16.55	$3.43	$95,434

Exercisable at December 31, 2006	3,045	$0.05 - $1.82	$0.82	$13,143

Exercisable at June 30, 2007 (unaudited)	2,319	$0.05 - $16.55	$1.14	$31,459

Vested and expected to vest at June 30, 2007 (unaudited)	8,278	$0.05 - $16.55	$3.42	$93,674

          The aggregate intrinsic value was calculated as the difference between the exercise price of the stock options and the fair value of the underlying common stock as of the balance sheet date. The aggregate intrinsic value of options exercised for the years ended December 31, 2004, 2005 and 2006 was $89,000, $169,000 and $1.1 million.

          The weighted-average fair value per share for options granted during the years ended December 31, 2004, 2005 and 2006 was $0.41, $1.62 and $2.09, respectively. The range of exercise prices of options outstanding and exercisable at December 31, 2006 is as follows (in thousands except contractual life data):

Exercise Price	Options Outstanding	Weighted- Average Remaining Contractual Life (in Years)	Options Exercisable	Weighted- Average Remaining Contractual Life (in Years)
$0.05	17	4.1	17
0.16 - 0.24	51	4.7	51
0.25 - 0.30	2,101	6.2	1,743
0.31 - 1.20	412	7.9	198
1.21 - 1.82	4,952	8.5	1,036
1.83 - 5.13	364	10.0	—

	7,897	7.9	3,045	6.76

Vested and expected to vest	7,516	7.9

          The weighted-average fair value per share for options granted during the six months ended June 30, 2007 was $5.26 (unaudited).

          The range of exercise prices for options outstanding and exercisable at June 30, 2007 were as follows (in thousands, except contractual life data, unaudited):

Exercise Price	Options Outstanding	Weighted- Average Remaining Contractual Life (in Years)	Options Exercisable	Weighted- Average Remaining Contractual Life (in Years)
$0.05 - 1.50	1,404	6.1	1,017
1.65 - 1.65	3,921	8.6	1,032
1.82 - 5.87	1,637	9.1	270
8.25 - 8.25	1,050	9.7	—
12.00 - 12.00	286	9.8	—
16.55 - 16.55	149	10.0	—

	8,447	8.5	2,319	7.23

Vested and expected to vest	8,278	8.48

Reserved Common Stock

          In connection with the Series E preferred stock offering, the Company increased the number of authorized shares of common stock to 120,000,000. The shares reserved for future issuance at December 31, 2006 consisted of the following (in thousands):

Conversion of Series A, Series B, Series C, Series D and Series E Preferred Stock	44,288
2000 stock plan	8,456

52,744

12. Commitments and Contingencies

  Commitments

          The Company leases facilities under operating leases and/or subleases that expire on various dates. These commitments cover facilities in several locations in the United States and individual facilities in India, China, Brazil and Japan. The Company reported total rent expense for the years ended December 31, 2004, 2005 and 2006 of $1.2 million, $1.4 million and $1.8 million, respectively, and $827,000 and $1.2 million for the six months ended June 30, 2006 and 2007 (unaudited), respectively.

          At December 31, 2006, the future non-cancelable lease payments related to facility leases/subleases are as follows (in thousands):

At December 31, 2006
Year ending December 31
2007	$2,113
2008	1,947
2009	1,607
2010	1,304
2011	357

Total lease payments	$7,328

          The Company has issued standby letters of credit for $459,000 to its landlords. These letters of credit are collateralized by deposits in money market funds and certificates of deposit. These standby letters of credit are included in restricted cash in the accompanying consolidated balance sheets. Certain of the Company's facility leases include rent escalation clauses. The Company normalizes rent expense on a straight-line basis over the term of the lease for known changes in lease payments over the life of the lease.

          The Company has committed to purchase certain parts used in the manufacture of its products totaling $3.1 million through December 31, 2007. These parts will be received on a scheduled quarterly basis unless the requirements for these parts exceed the scheduled amounts, in which case, receipt may be accelerated.

  Contingencies

          The Company has identified the guarantees described below as requiring disclosure in accordance with FIN 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34. The Company evaluates estimated losses for guarantees under SFAS 5, Accounting for Contingencies. The Company considers such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss.

          The Company enters into standard indemnification agreements in the ordinary course of business. Pursuant to these agreements, the Company agrees to indemnify, hold harmless, and reimburse the indemnified party for losses suffered or incurred by the indemnified party, generally the Company's business partners or customers, in connection with the Company's provision of its services and products. Generally, these obligations are limited to claims relating to infringement of a U.S. patent, or any copyright or other intellectual property or the Company's negligence, willful misconduct or violation of the law (provided that there is not gross negligence or willful misconduct on the part of the other party). Subject to applicable statutes of limitation, the term of these indemnification agreements is generally perpetual from the time of execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company carries insurance that covers certain third party claims relating to its services and would limit the Company's exposure.

          The Company leases space in certain buildings, including a corporate headquarters building, under operating leases. The Company has standard indemnification arrangements under those leases that require it to indemnify the landlord against losses, liabilities, and claims incurred in connection with the premises covered by the Company leases, its use of the premises, property damage or personal injury, and breach of the lease agreement, as well as occurrences arising from the Company's negligence or willful misconduct. Subject to applicable statutes of limitation, the term of these indemnification agreements is generally perpetual from the time of execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. There are no claims pending as of December 31, 2006 related to these indemnification agreements.

          The Company licenses technology to certain third parties under license agreements that provide for the Company to indemnify the third parties against claims of patent and copyright infringement. This indemnity does not apply in the case where the licensed technology has been modified by the third party or combined with other technology, hardware, or data that that the Company has not approved. Subject to applicable statutes of limitation, the term of these indemnification agreements is generally perpetual from the time of execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited, however the Company has not accrued any amounts as of December 31, 2006.

          The Company licenses technology from third parties under agreements that contain standard indemnification provisions that require the Company to indemnify the third party against losses, liabilities and claims arising from the Company's unauthorized use or modification of the licensed technology. Subject to applicable statutes of limitation, the term of these indemnification agreements is generally perpetual from the time of execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. There are no claims pending as of December 31, 2006 with respect to these indemnification agreements.

  Litigation

          On February 16, 2005, UTStarcom filed an additional complaint against the Company in the United States District Court Northern District of California seeking unspecified damages and injunctive relief. The complaint alleges infringement by us of UTStarcom's U.S. Patent No. 6,829,473, entitled "Roaming and Hand-Off Support for Prepaid Billing for Wireless Data Networks," which is referred to as the '473 patent. UTStarcom notified the Company that it had served the complaint on May 6, 2005. On May 31, 2005, the Company answered the complaint, denied the infringement allegations contained in the complaint, and filed counterclaims against UTStarcom seeking a declaratory judgment that the Company did not infringe the '473 patent and that the '473 patent was invalid and unenforceable. On July 27, 2005, the Company filed an amended answer and counterclaims to the '473 patent complaint. A claim construction hearing had been scheduled on February 14, 2007, however, on December 7, 2006, UTStarcom filed a reissue patent application on the '473 patent. On January 29, 2007, by agreement of the parties, the Court stayed the case pending the outcome of the reissue application.

          In addition, the Company is subject to other legal proceedings, claims and litigation arising in the ordinary course of business. While the outcomes of these matters, including the matters described above, are currently not determinable, the Company does not expect that the ultimate costs to resolve these matters will have a material adverse effect on its consolidated financial position, results of operations or cash flows.

13. Business Segments

          SFAS 131, Disclosures About Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments in annual financial statements and requires selected information of segments be presented in financial reports issued to stockholders. Operating segments are defined as components of an enterprise about which separate financial information is available and that is evaluated regularly by the chief operating decision maker, or decision making group, in determining how to allocate resources and assess performance. The Company's chief operating decision maker, as defined under SFAS 131, is the chief executive officer. The Company views its operations and manages its business as one operating segment.

          Revenue by geography is based on the billing address of the customer. The following tables set forth revenue and long-lived assets by geographic area (in thousands).

Revenue

	For the Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
United States and Canada	$17,102	$28,691	$81,687	$27,353	$36,936
Japan	7,485	18,718	4,227	2,144	13,524
Korea	7,704	11,731	662	324	6,273
Rest of world	2,104	520	7,774	5,002	1,763

Total	$34,395	$59,660	$94,350	$34,823	$58,496

Long-lived Assets

	At December 31,
			As of June 30, 2007
	2005	2006
			(unaudited)
United States	$3,000	$8,396	$14,530
India	1,639	2,231	3,482
Rest of world	297	212	189

Total	$4,936	$10,839	$18,201

14. Related Party Transactions

          Affiliates of two of the Company's distribution partners are investors in the Company with combined ownership interests aggregating less than 4% as of December 31, 2006. The shares were issued in 2002 and 2004 at fair value. For the years ended December 31, 2004, 2005 and 2006, these two distribution partners accounted for 44%, 49% and 5% of the Company's revenues, respectively. At December 31, 2005 and 2006, the Company had outstanding accounts receivable from these distribution partners of $3.1 million and $709,000, respectively, and had recorded reimbursements to research and development expense from funded development projects performed for these distribution partners of $1.2 million and $2.0 million, respectively.

15. Subsequent Events

Stock Incentive Plan

          On April 13, 2007, the board of directors of the Company approved an increase of the share awards issuable in accordance with the 2000 Stock Incentive Plan to 18,483,470.

Reverse Stock Split

          On April 26, 2007, the board of directors of the Company approved, and on April 30, 2007, the stockholders of the Company approved, a 2-for-3 reverse stock split of the Company's common stock, which was effective on May 1, 2007. All share data shown in the accompanying consolidated financial statements and related notes have been retroactively revised to reflect the reverse stock split.

Initial Public Offering (Unaudited)

          In June 2007, the Company completed an initial public offering of its common stock in which it sold and issued 10,580,226 shares of its common stock, including 1,580,226 shares pursuant to the underwriters' full exercise of their option to purchase additional shares at a price of $12.00 per share. The offering raised a total of $127.0 million in gross proceeds and $116.0 million in net proceeds after deducting underwriting discounts and commissions of $8.9 million and other offering expenses of approximately $2.1 million. In connection with the offering, all outstanding shares of the Company's redeemable convertible preferred stock automatically converted into an aggregate of 44,287,985 shares of the Company's common stock.

Litigation Update (Unaudited)

          On May 8, 2007, UTStarcom filed an additional complaint against the Company and a number of the Company's employees and former employees with the United States District Court for the Northern District of Illinois alleging violations of the Illinois Trade Secrets Act, infringement of five patents assigned to UTStarcom, intentional interference with UTStarcom's business relations and declarations of ownership relating to one of the Company's patents and three of the Company's patent applications. The complaint contains allegations, among others, that a number of former employees of a business unit UTStarcom acquired, who subsequently worked for the Company, took UTStarcom's trade secrets with them and improperly used those trade secrets to develop, manufacture and market the Company's 3G wireless products, and that such products incorporate UTStarcom confidential technical information, including UTStarcom's proprietary virtual private network and EV DO features. UTStarcom further alleges that the Company has disclosed UTStarcom's trade secrets in one of the Company's patents and three of the Company's patent applications, and that these patent applications legally belong to UTStarcom based on the inventors' previous work at the business unit acquired by UTStarcom. The complaint seeks unspecified monetary damages, injunctive relief, declarations of ownership relating to the specified patent and three patent applications owned by the Company, costs and attorneys fees. On August 30, 2007, the Company and the current and former employee defendants filed their answers to the complaint. The Company also filed counterclaims for: tortious interference with prospective economic advantage, malicious prosecution, a declaration that the patents-in-suit are invalid and not infringed, and a declaration that one of the patents-in-suit is unenforceable due to inequitable conduct. The Company believes it has meritorious defenses to each of UTStarcom's claims in this lawsuit and is prepared to vigorously defend the lawsuit.

2007 Stock Incentive Plan (Unaudited)

          The Company adopted the 2007 Stock Incentive Plan (the "2007 Plan") for employees, officers, directors and consultants on April 26, 2007 and the 2007 Plan became effective on June 5, 2007. The 2007 Plan, which is administered by the Compensation Committee of the Board of Directors, permits the Company to sell or award restricted common stock or to grant incentive or nonqualified stock options for the purchase of common stock, up to a maximum of 3,546,860 shares, which includes 38,480 shares forfeited that related to grants or awards under the 2000 Plan. As of June 30, 2007, 3,481,108 shares were available for future issuance under the 2007 Plan. Stock option vesting typically occurs over four years and is at the discretion of the Board of Directors. Options granted typically have a maximum term of ten years.

           No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

TABLE OF CONTENTS

Prospectus Summary
Risk Factors
Special Note Regarding Forward-Looking Statements
Use of Proceeds
Price Range of Common Stock
Dividend Policy
Capitalization
Selected Consolidated Financial Data
Management's Discussion and Analysis of Financial Condition and Results of Operations
Business
Management
Certain Relationships and Related Party Transactions
Principal and Selling Stockholders
Description of Capital Stock
Shares Eligible for Future Sale
Underwriting
Industry and Market Data
Legal Matters
Experts
Where You Can Find More Information
Index to Consolidated Financial Statements

8,000,000 Shares

Starent Networks, Corp.

Common Stock

Goldman, Sachs & Co.

Lehman Brothers

JPMorgan

Thomas Weisel Partners LLC